EXHIBIT 1
                                                                       ---------

                                                              [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN, INC.]

                                   NEXEN INC.

            PROXY SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT
        FOR USE AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS
                          TO BE HELD ON APRIL 27, 2005

     I appoint MR. RICHARD M. THOMSON, O.C., or failing him, FRANCIS M. SAVILLE, Q.C., or failing him CHARLES W. FISCHER, or instead of them ___________________ as my proxyholder, with power of substitution, to attend the Annual General and Special Meeting of Shareowners of Nexen Inc. to be held on April 27, 2005, and any and all adjournments of the meeting (Meeting), and to vote the shares represented by this Proxy, by ballot or show of hands on my behalf, as follows:

                                                                                                            WITHHOLD
                                                                                                            AUTHORITY
1.   To elect as a Director:                                                                        FOR      to vote
     Charles W. Fischer...........................................................................  |_|        |_|
     Dennis G. Flanagan...........................................................................  |_|        |_|
     David A. Hentschel...........................................................................  |_|        |_|
     S. Barry Jackson.............................................................................  |_|        |_|
     Kevin J. Jenkins.............................................................................  |_|        |_|
     Thomas C. O'Neill............................................................................  |_|        |_|
     Eric P. Newell, O.C..........................................................................  |_|        |_|
     Francis M. Saville, Q.C......................................................................  |_|        |_|
     Richard M. Thomson, O.C......................................................................  |_|        |_|
     John M. Willson..............................................................................  |_|        |_|
     Victor J. Zaleschuk..........................................................................  |_|        |_|

2.   To appoint Deloitte & Touche LLP as independent auditors for 2005............................  |_|        |_|

3.   To approve the continuation and amendment and restatement of                                   FOR      AGAINST
     the Shareholder Rights Plan..................................................................  |_|        |_|

4.   To approve a special resolution to amend the Articles of the
     Corporation to effect a two-for-one division of the common shares............................  |_|        |_|

5.   To consider and act on any other business which may properly come before the meeting.

     THE SHARES WILL BE VOTED IN ACCORDING TO THE CHOICES MARKED ABOVE. IF NO CHOICE IS MARKED FOR AN ITEM, THE SHARES WILL BE VOTED FOR: THE ELECTION OF DIRECTORS; APPOINTMENT OF AUDITORS; CONTINUATION AND AMENDMENT AND RESTATEMENT OF THE SHAREHOLDER RIGHTS PLAN; AND, EFFECTING A TWO-FOR-ONE DIVISION OF THE COMMON SHARES.

                          (PLEASE DATE AND SIGN BELOW)

     My proxyholders have discretionary authority on amendments or variations to matters set out above and other matters which may properly come before the Meeting and I ratify all actions my proxyholders take under this Proxy.

     I have received the Notice of the Meeting and Proxy Statement and Information Circular (Circular) dated March 10, 2005.


Dated this _________ day of ___________________ , 2005


                                            ____________________________________
                                                   Shareowner's Signature

     YOU MAY APPOINT SOMEONE (WHO DOES NOT NEED TO BE A SHAREOWNER) OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING BY FILLING IN THE NAME OF THAT PERSON IN THE SPACE PROVIDED.

     You may revoke this Proxy by instrument in writing at any time before it is exercised as described in the Circular or in any other manner permitted by law.

                 -- PLEASE SEE OTHER SIDE FOR VOTING OPTIONS --

                                                              [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN, INC.]


           VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED SHAREOWNERS

In addition to voting by mail, you can also submit your voting instructions over the telephone or internet, as described below and in the Circular.

VOTE BY MAIL:

1. This Proxy must be dated and signed by the Shareowner or by the Shareowner's attorney who has been authorized in writing. If the Shareowner is a corporation, the corporate seal must be duly affixed.

2. If this Proxy is returned undated, it is deemed to bear the date on which it was mailed to you.

3. The Shareowner's signature should be exactly as the name appears on the label below. If shares are held jointly, any one of the joint owners may sign.

4. When signing as attorney, executor, administrator, trustee or guardian, please give your full title.

5. To be valid, a Proxy must be received by CIBC Mellon Trust Company no later than 11:00 a.m. (Calgary time) on April 25, 2005 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The Chair of the Meeting has the discretion to accept late proxies.

6. Proxies should be sent to CIBC Mellon Trust Company at Suite 600, 333 - 7th Avenue S.W., Calgary, AB T2P 2Z1 or at Proxy Dept., 200 Queens Quay East, Unit 6, Toronto, ON M5A 4K9.

VOTE BY PHONE:  1.866.271.1207 (ENGLISH AND FRENCH)

You may use any touch-tone phone to submit your voting instructions. Phone the toll free number above and follow the voice prompts. You will need to enter the 13 digit Control Number found on this form below, on the left hand side.

VOTE BY INTERNET:  WWW.EPROXYVOTING.COM/NEXEN

You may use the internet to submit your voting instructions. Access the above website and follow the instructions there. You will need to enter your 13 digit Control Number found on this form below, on the left hand side.

The Control Number is your personal security code and will be used to validate your vote when you vote by telephone or over the internet.

                                                              [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN, INC.]




                                    NOTICE OF
                             2005 ANNUAL GENERAL AND
                         SPECIAL MEETING OF SHAREOWNERS


                            MANAGEMENT PROXY CIRCULAR



                                 March 10, 2005

                                TABLE OF CONTENTS
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS OF NEXEN INC.
   Invitation to Shareowners..................................................................        1
   Notice of Annual General and Special Meeting of Shareowners of Nexen Inc...................        2

GENERAL INFORMATION
   Date of Information........................................................................        3
   Currency and Exchange Rate.................................................................        3
   Common Shares Outstanding..................................................................        3
   Owners of 10% or more of the Common Shares on March 10, 2005...............................        3
   Mailing of Circular........................................................................        3
   Ethics Policy..............................................................................        3
   Reporting Concerns.........................................................................        4
   Dividend Reinvestment Plan.................................................................        4
   Interest of Certain Persons and Companies in Matters to be Acted Upon......................        4
   Communicating with the Board...............................................................        4
   Director Attendance at the AGM.............................................................        5
   Shareowner Proposals.......................................................................        5
   Annual Report..............................................................................        5
   Availability of Documents..................................................................        5

VOTING QUESTIONS AND ANSWERS..................................................................        6

BUSINESS OF THE MEETING
   Financial Statements.......................................................................        8
   Election of Directors......................................................................        8
   Appointment of Auditors....................................................................        8
   Continuation and Amendment and Restatement of the Shareholder Rights Plan..................        8
   Two-For-One Share Split....................................................................       12
   Other Business.............................................................................       13

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS...................................................       14
   Other Public Company Directorships/Committee Appointments..................................       18
   Independence and Board Committees..........................................................       19
   Board and Committee Meetings Held and Attendance...........................................       20
   Meetings Without Management................................................................       20
   Director Compensation......................................................................       21
   Deferred Share Units.......................................................................       21
   Directors' DSU Holdings and Changes........................................................       22
   Directors' Option Holdings and Changes.....................................................       22
   Share Ownership Guideline for Directors....................................................       22
   Directors' Share Ownership and Changes.....................................................       23
   Value of Directors' In-The-Money Options...................................................       23
   Loans to Directors.........................................................................       23
   Directors' Liability Insurance.............................................................       23

COMMITTEES
   Audit and Conduct Review Committee Report..................................................       24
   Compensation and Human Resources Committee Report..........................................       26
   Corporate Governance and Nominating Committee Report.......................................       29
   Finance Committee Report...................................................................       31
   Reserves Review Committee Report...........................................................       32
   Safety, Environment and Social Responsibility Committee Report.............................       33

                                TABLE OF CONTENTS
EXECUTIVE OFFICERS
   Share Ownership Guidelines.................................................................       34
   Share Ownership Table......................................................................       34
   Loans to Officers..........................................................................       34
   Summary Compensation Table for Executives..................................................       35
   Employee Savings Plan......................................................................       35
   Options....................................................................................       35
   Option Grants During 2004..................................................................       36
   Option Exercises During 2004 and Financial Year-End Option Values..........................       36
   Benefit Plans..............................................................................       36
   Pension Plan Table.........................................................................       38
   Change of Control Agreements...............................................................       39
   Officers' Liability Insurance..............................................................       39

SHARE PERFORMANCE GRAPH.......................................................................       40

SCHEDULE "A"
   Corporate Governance Policy................................................................      A-1

SCHEDULE "B"
   Proposed National Instrument 58-101 and NYSE Corporate Governance Compliance Tables........      B-1
   Form 58-101F -- Corporate Governance Disclosure............................................      B-1
   New York Stock Exchange Corporate Governance Rules Compliance Table........................      B-5
   Director Education.........................................................................     B-11

SCHEDULE "C"
   Categorical Standards for Director Independence............................................      C-1

SCHEDULE "D"
   Index to Schedule "D"......................................................................      D-1
   Board Mandate..............................................................................      D-2
   Individual Director Mandate................................................................      D-6
   Board Chair Position Description...........................................................      D-8
   Chief Executive Officer Position Description...............................................     D-10
   Chief Financial Officer Position Description...............................................     D-13
   Secretary Position Description.............................................................     D-15
   Audit and Conduct Review Committee Mandate.................................................     D-17
   Audit and Conduct Review Committee Chair Position Description..............................     D-22
   Compensation and Human Resources Committee Mandate.........................................     D-24
   Compensation and Human Resources Committee Chair Position Description......................     D-26
   Corporate Governance and Nominating Committee Mandate......................................     D-28
   Corporate Governance and Nominating Committee Chair Position Description...................     D-31
   Finance Committee Mandate..................................................................     D-33
   Finance Committee Chair Position Description...............................................     D-36
   Reserves Review Committee Mandate..........................................................     D-38
   Reserves Review Committee Chair Position Description.......................................     D-40
   Safety, Environment and Social Responsibility Committee Mandate............................     D-42
   Safety, Environment and Social Responsibility Committee Chair Position Description.........     D-44

SCHEDULE "E"
   Summary of Amended and Restated Shareowner Rights Plan.....................................      E-1

SCHEDULE "F"
   Summary of Tandem Option Plan and Amendments Effected July 1, 2004.........................      F-1

                                                              [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN, INC.]

                           NEXEN INC. 801 - 7th Ave SW Calgary AB Canada T2P 3P7
                              T 403 699.4000   F 403 699.5776   www.nexeninc.com



March 10, 2005

Dear Fellow Shareowner:

     On behalf of the Board of Directors, Management and employees of Nexen Inc., I extend to you an invitation to attend the 2005 Annual General and Special Meeting of Shareowners to be held in the Crystal Ballroom, the Palliser Hotel, Calgary, Alberta, at 11:00 a.m., on April 27, 2005.

     The items of business to be considered at this meeting are set out in the Notice of Meeting and Proxy Circular. In addition, following the completion of the formal agenda, our business and future plans will be reviewed. Your participation at shareowners' meetings is very important. If you are unable to attend the meeting in person, we encourage you to vote by telephone, via the internet or by completing and returning the enclosed Proxy.

     Nexen is committed to best practices in corporate governance. In this Proxy Circular we report on a number of initiatives we have undertaken this year, and I hope you will take the time to review this information as it is important to you as a shareowner. Just a few of our initiatives over the past year were: adopting an updated Corporate Governance Policy; updating all of our Board and Committee Mandates and our Board Chair and Chief Executive Officer Position Descriptions; adopting new Mandates or Position Descriptions for Individual Directors, Committee Chairs, the Chief Financial Officer and the Secretary; updating our Ethics Policy and providing for a third-party Integrity Hotline for employees and external stakeholders to report concerns; and, refreshing our Annual Board Performance Evaluation process with independent, expert evaluation. Our website is also undergoing a redesign to make it more robust and make information easier to find.

     I encourage you to read our Proxy Circular and I urge you to vote on the proposed measures either by returning the enclosed Proxy or by attending the meeting of shareowners on April 27, 2005 in Calgary.

     We look forward to your support.


Yours truly,


/s/ Charles W. Fischer
---------------------------
Charles W. Fischer
President and Chief Executive Officer

                                                              [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN, INC.]


                                   NEXEN INC.

           NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS

     The Annual General and Special Meeting of Shareowners of Nexen Inc. will be held in the Crystal Ballroom, the Palliser Hotel, Calgary, Alberta, Canada on Wednesday, April 27, 2005, at 11:00 a.m. (Calgary time). The purpose of the meeting is to consider and to take action on the following matters:

     1. Receive the audited consolidated financial statements for the year ended December 31, 2004, together with the auditors' report on those statements.

     2.   Elect directors to hold office for the ensuing year.

     3. Appoint Deloitte & Touche LLP as independent auditors for 2005 and authorize the Audit and Conduct Review Committee to fix their remuneration.

     4. Approve the continuation and amendment and restatement of the Shareholder Rights Plan.

     5. Approve a special resolution to amend the Articles of the Corporation to effect a two-for-one division of the common shares.

     6. Transact any other business that may properly come before the meeting or any adjournment of the meeting.

     March 16, 2005 has been set as the record date for determining the shareowners entitled to vote at the meeting. The only persons who will be entitled to vote at the meeting are common shareowners of record on March 16, 2005.

     Our Proxy Circular provides additional information on the matters to be dealt with at the meeting and forms part of this notice.

     Shareowners who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return the Proxy or how to vote by telephone or over the internet are set out in the Proxy Circular. To be valid, a Proxy must be received by CIBC Mellon Trust Company no later than 11:00 a.m. (Calgary time) on April 25, 2005 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The Chair of the meeting has the discretion to accept late proxies.

     Proxies should be sent to CIBC Mellon Trust Company at Suite 600, 333 - 7th Avenue S.W., Calgary, AB T2P 2Z1 or at Proxy Dept., 200 Queens Quay East, Unit 6, Toronto, ON M5A 4K9.

                                              By Order of the Board of Directors


                                                     /s/ John B. McWilliams, Q.C
                                                  ------------------------------
Calgary, Alberta, Canada                                John B. McWilliams, Q.C.
March 10, 2005                                                         Secretary

                                                              [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN, INC.]


                            MANAGEMENT PROXY CIRCULAR
                                   (CIRCULAR)

                               GENERAL INFORMATION

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS (BOARD) AND MANAGEMENT OF NEXEN INC. (WE OR NEXEN) FOR USE AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS (AGM) TO BE HELD ON APRIL 27, 2005, AND AT ANY AND ALL ADJOURNMENTS OF THAT MEETING (MEETING).

DATE OF INFORMATION

     Information contained in our Circular is given as of March 10, 2005 unless otherwise noted.

CURRENCY AND EXCHANGE RATE

     All monetary figures are stated in Canadian currency except as otherwise noted. On March 10, 2005 the reported closing spot price quoted in Toronto for $1.00 Canadian was $0.83 U.S.

COMMON SHARES OUTSTANDING

     At the close of business on March 10, 2005 there were 129,983,130 common shares outstanding. Nexen's common shares trade under the symbol "NXY" on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

OWNERS OF 10% OR MORE OF THE COMMON SHARES ON MARCH 10, 2005

     Approximately 21,148,998 shares (approximately 16.3%) were owned by Jarislowsky Fraser Limited, 1010 Sherbrooke Street West, Suite 2005, Montreal, Quebec, H3A 2R7 and approximately 19,349,618 shares (approximately 14.9%) were owned by Ontario Teachers' Pension Plan Board, 5650 Yonge Street, Toronto, Ontario, M2M 4H5. To the knowledge of the directors and officers, no other person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of Nexen's common shares.

MAILING OF CIRCULAR

     The mailing to shareowners of this Circular, the form of Proxy and our 2004 Annual Report will commence on March 22, 2005. The 2004 Annual Report is being mailed to all registered shareowners and those beneficial shareowners who requested a copy. We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that the materials be forwarded promptly to the beneficial owners of our common shares.

ETHICS POLICY

     Under Nexen's Ethics Policy, all directors, officers and employees must demonstrate a commitment to ethical business practices and behavior in all business relationships, both within and outside of Nexen. An employee is not permitted to commit an unethical, dishonest or illegal act or to instruct other employees to do so. Our Ethics Policy has been adopted as a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller.

     Any waivers of or changes to the Ethics Policy must be approved by the Board and appropriately disclosed. There were no waivers of the Ethics Policy during 2004. Revisions were made to our Ethics Policy to provide for an external Integrity Hotline which came into effect on February 1, 2005.

     Our Ethics Policy is available on our internet website at www.nexeninc.com and it is our intention to provide disclosure regarding waivers of or changes to our Ethics Policy in this manner. In addition, our Ethics Policy is filed on SEDAR and all future amendments to the Ethics Policy will be filed on SEDAR. A hard copy of the Ethics Policy can be requested from the Assistant Corporate Secretary by telephone at 403.699.4000, by facsimile at 403.716.0468 or by email at assistant_secretary@nexeninc.com.

REPORTING CONCERNS

     Any concerns about Nexen's financial statements, accounting practices or internal controls may be directed to the Chair of the Audit and Conduct Review Committee as set out in the Ethics Policy or reported through the independent, third-party service provider.

     Employees, customers, suppliers, partners and other external stakeholders can raise concerns with Nexen's Integrity Secretariat:

                          By mail to:   Nexen Inc.
                                        801 - 7th Avenue SW
                                        Calgary Alberta Canada
                                        T2P 3P7
                           Attention:   Integrity Secretariat

                      or by email to:   integrity@nexeninc.com

                  or by telephone to:   403.699.4727

     Nexen employees, customers, suppliers, partners and other external stakeholders may also report concerns through Nexen's Integrity Hotline. The Integrity Hotline is a secure reporting system which is owned and managed by EthicsPoint, an independent, third-party service provider. To find out more about Nexen's Integrity Hotline, refer to www.nexeninc.com and click on the red telephone icon at the top of the page.

     The Integrity Hotline can be accessed in one of two ways:

                Through the internet:   www.ethicspoint.com

            By telephone (toll-free):   North America 1.866.ETHICSP
                                        (1.866.384.4277)

     For toll free numbers for other countries, please go to www.nexeninc.com and click on the red telephone icon at the top of the page.

DIVIDEND REINVESTMENT PLAN

     We have a Dividend Reinvestment Plan which allows shareowners to elect to have cash dividends reinvested in common shares. A copy of the offering circular describing the plan (and for U.S. residents, a prospectus) and an election form are available from CIBC Mellon Trust Company (CMT) and may be requested by telephoning CMT at 1.800.387.0825 or via the internet at www.cibcmellon.com or by email to inquiries@cibcmellon.com.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

     Except as noted below, Management is not aware of any material interest, direct or indirect, of any insider, any proposed nominee for election as director or any associate or affiliate of an insider or proposed nominee, in any transaction since January 1, 2004 or any proposed transaction that has materially affected or will materially affect Nexen or any of its subsidiaries.

     Mr. Saville, a director, was a senior partner of Fraser Milner Casgrain LLP
(FMC), Barristers and Solicitors, Calgary, Alberta until the end of January, 2004. Since February 1, 2004 he has been counsel with the firm. FMC has rendered legal services to Nexen during each of the last five years. Mr. Saville neither solicits nor participates in the services rendered to Nexen and does not receive any portion or percentage of the fees paid to FMC. In addition, he is independent pursuant to our Categorical Standards for Director Independence (Categorical Standards).

COMMUNICATING WITH THE BOARD

     Shareowners may write to the Board or any member or members of the Board in care of the following address:

                                 Nexen Inc.
                                 801 - 7th Avenue SW
                                 Calgary Alberta Canada
                                 T2P 3P7
                     Attention:  John B. McWilliams, Q.C.
                                 Senior Vice President, General Counsel
                                 and Secretary

                or by email to:  board@nexeninc.com

     Nexen receives a number of inquiries on a large range of subjects every day. As a result, the Board is not able to respond to all shareowner inquiries directly and has consulted with Management to develop a process to assist in managing inquiries directed to the Board or its members.

     Letters and emails addressed to the Board, any of its members or the independent directors, as a group, are reviewed to determine if a response from the Board is appropriate. While the Board oversees Management, it does not participate in the day-to-day functions and operations of Nexen and is not normally in the best position to respond to inquiries on those matters. Inquiries on operations or day-to-day management of Nexen will be directed to the appropriate personnel within Nexen for a response. The Board has instructed the Secretary to review all correspondence and, in his discretion, not forward items if they:

     o    are not relevant to Nexen's operations, policies and philosophies

     o    are commercial in nature

     o    are not appropriate for consideration by the Board

     All inquiries will receive a written response from either the Board or Management, as appropriate. The Secretary maintains a log of all correspondence addressed to members of the Board. Directors may review the log at any time and request copies of any correspondence received.

DIRECTOR ATTENDANCE AT THE AGM

     Each member of Nexen's Board is expected, but not required, to attend the AGM. In 2004 all 11 directors attended the AGM.

SHAREOWNER PROPOSALS

     Any proposal by an eligible shareowner intended to be presented at the 2006 AGM should be directed to the attention of the Secretary of Nexen. In order to be included in the proxy material for that meeting, the proposal must be received at our office at 801 - 7th Avenue SW, Calgary, Alberta, Canada, T2P 3P7 by December 16, 2005.

ANNUAL REPORT

     If you are a registered shareowner, a copy of Nexen's 2004 Annual Report is included in this package. If your shares are held in the name of a nominee and you did not return the card sent out last year to request a copy of Nexen's Annual Report, you will not receive a 2004 Annual Report. If you would like a copy of our Annual Report it can be accessed on our website at www.nexeninc.com or you can get a copy by sending in a request as set out under "Availability of Documents" below.

     If you are a registered shareowner and: (i) DO NOT WISH TO RECEIVE NEXEN'S ANNUAL REPORT NEXT YEAR; or, (ii) WISH TO RECEIVE NEXEN'S INTERIM REPORTS, please fill out and return the blue card enclosed with this package. If your shares are held in the name of a nominee and YOU WISH TO RECEIVE NEXEN'S ANNUAL REPORT NEXT YEAR OR ITS INTERIM REPORTS, please fill out and return the yellow card enclosed with this package.

AVAILABILITY OF DOCUMENTS

     We file a Form 10-K with the U.S. Securities and Exchange Commission (SEC). A copy of the report, including the audited comparative consolidated financial statements, will be sent free of charge to any shareowner on request. It can also be retrieved from the EDGAR system by accessing Nexen's public filings under "Filings and Forms" at www.sec.gov.

     We also file the Form 10-K as our Annual Information Form with the Canadian securities regulators. A copy of the form, including audited comparative consolidated financial statements, and one copy of this Circular will be provided on request. This information can also be retrieved from the SEDAR system by accessing Nexen's public filings at www.sedar.com.

     All documents required to be filed in Canada or the U.S. may also be accessed through our website at www.nexeninc.com.

     All requests should be in writing and addressed to:

                                   Nexen Inc.
                                   801 - 7th Avenue SW
                                   Calgary Alberta Canada
                                   T2P 3P7
                      Attention:   Sylvia L. Groves
                                   Assistant Secretary

            or sent by email to:   assistant_secretary@nexeninc.com

                          VOTING QUESTIONS AND ANSWERS

AM I ENTITLED TO VOTE?

     You are entitled to vote if you were a holder of common shares of Nexen as of the close of business on March 16, 2005, the record date of the meeting. Each common share is entitled to one vote.

WHAT WILL I BE VOTING ON?

     o    Election of directors

     o    Appointment of auditors

     o    Continuation and amendment and restatement of the Shareholder Rights
          Plan

     o    Share split

HOW WILL THESE MATTERS BE DECIDED?

     A simple majority (50%, plus one vote) of the votes cast in person or by proxy at the Meeting is required to approve each of the first three matters set out above. The last item requires approval of two-thirds of the votes cast, in person or by proxy, at the Meeting.

HOW CAN I VOTE IF I AM A REGISTERED SHAREOWNER?

     o    You may vote in person at the meeting; or

     o you may sign the enclosed Proxy appointing the named persons or some other person you choose (who does not need to be a shareowner) to represent you as proxyholder and vote your shares at the meeting; or

     o    you may use the telephone voting procedure set out below; or

     o    you may use the internet voting procedure set out below.

          Telephone:  If you wish to vote by telephone, you must use a touch-
                      tone telephone to submit your votes to the toll free number: 1.866.271.1207 (English or French). You will need to follow the voice prompts and will have to enter the 13 digit Control Number located in the bottom left corner on the back of the Proxy sent to you before you enter your voting instructions.

          Internet:   If you wish to vote by internet (English or French), you
                      will need to access www.eproxyvoting.com/nexen and follow the instructions given there. You will have to enter the 13 digit Control Number located in the bottom left corner on the back of the Proxy sent to you and then enter your voting instructions.

     IF YOUR SHARES ARE HELD IN THE NAME OF A NOMINEE (A TRUST COMPANY, SECURITIES BROKER OR OTHER FINANCIAL INSTITUTION), PLEASE SEE THE BOX ON PAGE 7 FOR VOTING INSTRUCTIONS.

WHAT IF I PLAN TO ATTEND THE MEETING AND VOTE IN PERSON?

     If you are a registered shareowner and plan to attend the Meeting and wish to vote your shares in person at the Meeting, do not complete or return the Proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, CMT, when you arrive at the meeting. If your shares are held in the name of a nominee, please see the box on page 7 for voting instructions.

WHO IS SOLICITING MY PROXY?

     Nexen's Board and Management request that you sign and return the Proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, our officers, other regular employees and agents may solicit proxies by telephone, email, facsimile, mail or personal interviews. We may also use the services of outside firms to solicit proxies. The cost of proxy solicitation will be paid by Nexen.

HOW CAN I VOTE BY PROXY?

     Whether or not you attend the Meeting, you can appoint someone else to attend the Meeting and vote for you as your proxyholder. You can use the enclosed Proxy or any other proper form of proxy to appoint your proxyholder. The persons named in the enclosed Proxy are directors of Nexen. However, you can choose another person to be your proxyholder by printing your appointee's name in the space provided on the enclosed Proxy, completing the rest of the Proxy, signing and returning it in the envelope provided. Your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you have voted by proxy, you may not cast your vote again in person at the Meeting.

HOW WILL MY PROXY BE VOTED?

     You can indicate on your Proxy how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you specify on your Proxy how you want your shares to be voted on a particular issue, then your proxyholder must vote your shares that way. If you do not specify on your Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

     IF YOU APPOINT THE PERSONS DESIGNATED IN THE ENCLOSED PROXY AND DO NOT SPECIFY HOW YOU WANT YOUR SHARES TO BE VOTED, YOUR SHARES WILL BE VOTED AS
FOLLOWS:

     -- ELECTION OF MANAGEMENT NOMINEES AS DIRECTORS...........................................  FOR
     -- APPOINTMENT OF AUDITORS................................................................  FOR
     -- CONTINUATION AND AMENDMENT AND RESTATEMENT OF THE SHAREHOLDER RIGHTS PLAN..............  FOR
     -- AMENDMENT OF THE ARTICLES TO EFFECT A TWO-FOR-ONE SHARE SPLIT..........................  FOR

WHAT IF THERE ARE AMENDMENTS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

     The enclosed Proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice and on other matters that may properly come before the meeting.

     Management does not intend to present any other business at the meeting. We are not aware of any amendments to the proposed matters or of any other matters which may be presented for action at the Meeting. If other matters requiring the vote of shareowners properly come before the Meeting, the persons named in the enclosed Proxy will vote on them in accordance with their best judgment.

WHAT DO I DO WITH MY COMPLETED PROXY?

     Return it to CMT in the envelope provided, or by fax to 416.368.2502, so that it arrives by 11:00 a.m. (Calgary time) on April 25, 2005 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. This will ensure that your vote is recorded.

WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY PROXY?

     You may revoke your Proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your Proxy and delivering the written statement to our head office at any time up to and including the last business day before the Meeting, or to the Chair of the Meeting on the day of the Meeting.

--------------------------------------------------------------------------------
IF MY SHARES ARE NOT HELD IN MY NAME, BUT ARE HELD IN THE NAME OF A NOMINEE (A BANK, TRUST COMPANY, SECURITIES BROKER, TRUSTEE OR OTHER), HOW DO I VOTE MY SHARES?

     YOU ARE A NON-REGISTERED SHAREOWNER AND UNLESS YOU HAVE PREVIOUSLY INFORMED YOUR NOMINEE THAT YOU DO NOT WISH TO RECEIVE MATERIAL RELATING TO SHAREOWNERS' MEETINGS, YOU WILL HAVE RECEIVED A REQUEST FOR VOTING INSTRUCTIONS OR A PROXY FOR THE NUMBER OF SHARES YOU HOLD FROM YOUR NOMINEE. FOR YOUR SHARES TO BE VOTED, PLEASE FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR NOMINEE.

     SINCE WE DO NOT HAVE ACCESS TO THE NAMES OF OUR NON-REGISTERED SHAREOWNERS, IF YOU ATTEND THE MEETING, WE WILL HAVE NO RECORD OF YOUR SHAREHOLDINGS OR OF YOUR ENTITLEMENT TO VOTE, UNLESS YOUR NOMINEE HAS APPOINTED YOU AS A PROXYHOLDER. THEREFORE, IF YOU WISH TO VOTE IN PERSON AT THE MEETING, PLEASE INSERT YOUR OWN NAME IN THE SPACE PROVIDED ON THE REQUEST FOR VOTING INSTRUCTIONS OR THE FORM OF PROXY SENT TO YOU BY YOUR NOMINEE. BY DOING SO, YOU ARE INSTRUCTING YOUR NOMINEE TO APPOINT YOU AS PROXYHOLDER. THEN FOLLOW THE SIGNING AND RETURN INSTRUCTIONS PROVIDED BY YOUR NOMINEE. DO NOT COMPLETE THE VOTING INSTRUCTIONS ON THE FORM, AS YOU WILL BE VOTING AT THE MEETING. PLEASE REGISTER WITH CMT UPON ARRIVAL AT THE MEETING.
--------------------------------------------------------------------------------

WHO COUNTS THE VOTES?

     Proxies are counted by CMT.

IS MY VOTE CONFIDENTIAL?

     CMT preserves the confidentiality of individual shareowner votes, except where the shareowner clearly intends to communicate his or her position to Management and as necessary to comply with legal requirements.

HOW MANY SHAREOWNERS ARE REQUIRED TO HAVE A QUORUM AT THE MEETING?

     Nexen's by-laws provide that the quorum for the transaction of business at a meeting of shareowners will be two persons present in person, each being a shareowner entitled to vote at the meeting or a duly appointed proxyholder for a shareowner, and together holding or representing by proxy at least 25% of the outstanding shares entitled to vote at the Meeting.

WHO CAN I CALL IF I HAVE A QUESTION ON VOTING AT THE MEETING?

     Please contact CMT at:

     o  CANADA:            1.800.783.9495
     o  UNITED STATES:     1.800.783.9768
     o  OTHER LOCATIONS:   1.416.643.5000

                             BUSINESS OF THE MEETING

                              FINANCIAL STATEMENTS

     The Consolidated Financial Statements for the year ended December 31, 2004 are in the 2004 Annual Report which is being mailed to all of the registered shareowners and those beneficial shareowners who have requested it with this Circular.

                              ELECTION OF DIRECTORS

     According to our Articles, Nexen must have between three and 15 directors. On January 5, 2004 the Board determined that there will be 11 directors, until changed. Our by-laws provide that directors will be elected at the annual general meeting of shareowners each year and will hold office until their successors are elected.

     The 11 nominees proposed for election as directors are:

            Charles W. Fischer            Kevin J. Jenkins                  Richard M. Thomson, O.C.
            Dennis G. Flanagan            Eric P. Newell, O.C.              John M. Willson
            David A. Hentschel            Thomas C. O'Neill                 Victor J. Zaleschuk
            S. Barry Jackson              Francis M. Saville, Q.C.

     In the opinion of the Board and Management, the nominees are well qualified to act as directors for the following year. Each one has confirmed his eligibility and willingness to serve as a director if elected.

     MANAGEMENT AND THE BOARD RECOMMEND THAT SHAREOWNERS VOTE FOR THESE APPOINTMENTS. THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE FOR THE ELECTION OF EACH OF THESE NOMINEES UNLESS THE SHAREOWNER SPECIFIES THAT AUTHORITY TO DO SO IS WITHHELD.

     We do not know of any reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting, and unless otherwise specified, the persons named in the enclosed Proxy will vote for a substitute nominee or nominees selected by the Board.

                             APPOINTMENT OF AUDITORS

     The Audit and Conduct Review Committee recommends appointment of Deloitte & Touche LLP as auditors for 2005. During the five financial years ended December 31, 2004, Deloitte & Touche LLP and Arthur Andersen LLP have served as Nexen's auditors. Arthur Anderson LLP or its predecessor served as Nexen's auditors since 1972. On June 3, 2002 the Canadian firm of Deloitte & Touche LLP completed a transaction with the Canadian firm of Arthur Andersen LLP to integrate the partners and staff of Arthur Andersen LLP (Canada) into Deloitte & Touche LLP (Canada). On July 11, 2002 our Board accepted the resignation of Arthur Andersen LLP (Canada) and appointed Deloitte & Touche LLP (Canada) as auditors.

     THE AUDIT AND CONDUCT REVIEW COMMITTEE RECOMMENDS THAT SHAREOWNERS VOTE FOR THIS APPOINTMENT. THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE FOR THIS APPOINTMENT UNLESS THE SHAREOWNER SPECIFIES THAT AUTHORITY TO DO SO IS WITHHELD.

     Representatives of the auditors are expected to be present at the Meeting. These representatives will be given the opportunity to make a statement if they desire to do so and will be available to answer appropriate questions.

                   CONTINUATION AND AMENDMENT AND RESTATEMENT
                         OF THE SHAREHOLDER RIGHTS PLAN

WHAT IS THE BACKGROUND OF THE SHAREHOLDER RIGHTS PLAN?

     Nexen and CMT (Rights Agent) originally entered into an agreement dated August 6, 1999 to implement a Shareholder Rights Plan for Nexen. That Shareholder Rights Plan was confirmed by the shareowners at a special meeting held on February 3, 2000. At Nexen's AGM on May 2, 2002 the Shareholder Rights Plan was continued and amended and restated as the 2002 Rights Plan.

     Under the terms of the 2002 Rights Plan, it must be reconfirmed by the Independent Shareholders on or before Nexen's 2005 AGM. Nexen's Board has approved an Amended and Restated Shareholder Rights Plan to be dated April 27, 2005 (Rights Plan) if approved at the 2005 AGM.

WHAT IS THE PURPOSE OF THE RIGHTS PLAN?

     The Rights Plan creates a Right (which can only be exercised when a person acquires control of 20% or more of Nexen's common shares) for each shareowner, other than the 20% buyer, to acquire additional common shares of Nexen at one-half of the market price at the time of exercise. This significantly dilutes the share position of the 20% buyer and, practically, prevents that person from acquiring control of 20% or more of Nexen's common shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid (as described below). The easiest way for the buyer to have the Rights Plan withdrawn is for it to negotiate with the Board to have it waived or to apply to a securities commission to order withdrawal of the Rights Plan if Nexen cannot develop an auction. Both of these approaches give the Board more time and control over any sale process and increase the likelihood of a better offer to Nexen's shareowners.

WHO IS AN INDEPENDENT SHAREHOLDER?

     An Independent Shareholder is generally any shareowner other than an Acquiring Person or an associate or affiliate of an Acquiring Person. An Acquiring Person will generally be a shareowner who is trying to acquire 20% or more of the common shares of Nexen. As of the date of this Circular, Management is not aware of any shareowner who would not be considered an Independent Shareholder and it is anticipated that all shareowners will be eligible to vote their common shares on the resolution to continue and amend and restate the Rights Plan.

WHAT CHANGES ARE BEING MADE TO THE RIGHTS PLAN?

     Nexen has reviewed the Rights Plan for conformity with current shareholder rights plan design practices of Canadian issuers and believes that there have been very few changes in those practices since the 2002 Rights Plan was approved. As a result, on February 10, 2005, the Board resolved to continue the Rights Plan with certain minor amendments, subject to regulatory approval and approval by the Independent Shareholders at the AGM.

     The main change was to revise the definition of Exercise Price from "$100" to "three times the Market Price", as is current practice. Other than that, the Rights Plan is identical to the 2002 Rights Plan in all material respects.

WHAT ARE THE PROVISIONS OF THE RIGHTS PLAN AND HOW CAN I GET A COPY?

     A summary of the key features of the Rights Plan is attached as Schedule "E". All capitalized terms used in this section of the Circular and in Schedule "E" have the meanings set out in the Rights Plan unless otherwise indicated.

     The complete text of the Rights Plan is available on Nexen's website at www.nexeninc.com and is available to any shareowner on request to the Assistant Corporate Secretary. Shareowners wishing to receive a copy of the Rights Plan may contact the Assistant Corporate Secretary by telephone at 403.699.5291, by facsimile at 403.716.0468 or by email at assistant_secretary@nexeninc.com.

WHAT IS THE RESOLUTION BEING PUT FORWARD TO THE INDEPENDENT SHAREHOLDERS FOR CONSIDERATION?

     Shareowner approval and reconfirmation of the Rights Plan is not required by law, but is required by the terms of the 2002 Rights Plan and applicable stock exchange rules.

     At the meeting, the Independent Shareholders will be asked to consider and, if thought fit, pass the resolution set out below to approve the continuation and amendment and restatement of the Rights Plan:

     RESOLVED as an ordinary resolution:

     1. THAT the shareholder rights plan of Nexen Inc. (the "Corporation") be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made effective as of April 27, 2005 between the Corporation and CIBC Mellon Trust Company (the "Rights Agent"), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated May 2, 2002 between the Corporation and the Rights Agent (the "2002 Rights Plan") and continues the rights issued under the 2002 Rights Plan, is hereby ratified, confirmed and approved; and

     2. THAT any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution."

     THE PERSONS NAMED IN THE ENCLOSED PROXY, IF NOT EXPRESSLY DIRECTED TO VOTE AGAINST THIS RESOLUTION, INTEND TO VOTE FOR THE CONTINUATION AND AMENDMENT AND RESTATEMENT OF THE RIGHTS PLAN.

WHAT HAPPENS AFTER THE RESOLUTION IS VOTED ON?

     If the resolution is passed at the meeting, Nexen and CMT will execute the Amended and Restated Shareholder Rights Plan Agreement (Agreement) as of the date the resolution is passed and the Rights Plan will come into effect.

     If the resolution is not passed, the Rights Plan will become void and of no further force and effect, the Agreement will not be executed, the Rights Plan will never become effective and Nexen will no longer have any form of shareholder rights plan.

WHAT ARE THE OBJECTIVES OF THE RIGHTS PLAN?

     The Rights Plan is not being proposed in response to or in anticipation of a take-over bid, nor is it meant to deter take-over bids generally. As of the date of this Circular, the Board was not aware of any third party considering or preparing to acquire control of Nexen.

     In the case of a bid for control of Nexen through an acquisition of its common shares, the Rights Plan: ensures that the Board has enough time to develop alternatives that would maximize shareowner value; allows time for competing bids to emerge; ensures that shareowners have an equal opportunity to participate in a bid; gives shareowners enough time to assess the bid; and, reduces the pressure on shareowners to tender their shares that often occurs when there is a take-over bid.

     The Rights Plan does not, in any way, prohibit a change of control of Nexen in a transaction that is fair and in the best interests of all shareowners. The rights of shareowners to seek a change in Management or to influence action of Management will not be affected by the Rights Plan. The approval of the Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of Nexen and its shareowners.

HOW DOES THE RIGHTS PLAN PROTECT SHAREOWNERS?

     In approving the Rights Plan, the Board considered the following issues regarding take-over bids in Canada:

     (a) TIME. Current Canadian laws allow a take-over bid to expire in 35 days. The Board feels that this is not enough time for shareowners to consider a take-over bid and make an informed decision. The Rights Plan provides a minimum expiry period for a Take-over Bid of 60 days after the date of the bid. The bid must also remain open for an additional 10 Business Days after the Offeror announces that the common shares tendered total more than 50% of the outstanding common shares held by Independent Shareholders. The Rights Plan is intended to provide shareowners with enough time to evaluate an offer and to provide the Board with enough time to develop other options to maximize shareowner value. Those options could include identifying other bidders, conducting an auction or developing a restructuring alternative.

     (b) PRESSURE TO TENDER. Shareowners may feel pressure to tender to a bid which they do not think is adequate. This may occur when shareowners are concerned that if they don't tender their shares, they may be left with shares that are hard to sell or are discounted because they represent a minority share position. This is more likely in the case of a bid for only some shares, where the bidder wishes to gain a control position without acquiring all of the shares. The Rights Plan has a feature which is intended to help ensure that shareowners can separate the decision to tender their shares from the decision to approve or disapprove a take-over bid. By requiring that a bid remain open to be accepted for 10 Business Days after an announcement that more than 50% of the common shares held by Independent Shareholders have been deposited, a shareowner's decision to accept a bid is separated from the decision to tender.

     (c) UNEQUAL TREATMENT. While existing law has addressed many concerns of unequal treatment, there is still the possibility that control of a company could be acquired under a private agreement in which a small group of shareowners sell their shares for more than the market price and that premium is not shared with other shareowners. In addition, a person may slowly accumulate shares through purchases on a stock exchange which would give the person control of a company without paying fair value for that control or allowing for fair sharing of the control premium among all shareowners. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the common shares, to ensure that all shareowners receive equal treatment.

WHAT IS THE IMPACT OF THE RIGHTS PLAN?

     It is not the intent of the Board, through the Rights Plan, to secure the continuance of the current directors or Management in office nor to avoid a bid for control of Nexen if it is fair and in the best interests of the shareowners. For example, through the Permitted Bid mechanism, described in Schedule "E", shareowners may tender (offer their shares to be purchased) to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, even if the Board does not feel the bid is acceptable. As well, even if a bid does not meet the Permitted Bid criteria, the Board would still be required to fully and fairly consider any bid and use its discretion to waive the requirements of the Rights Plan or redeem the Rights. In all cases, the Board must act honestly and in good faith with a view to the best interests of Nexen and its shareowners.

     The Rights Plan does not prevent any shareowner from using the proxy mechanism under the CANADA BUSINESS CORPORATIONS ACT and securities laws to promote a change in the Management or direction of Nexen. The Rights Plan does not affect the rights of common shareowners to require that a meeting of shareowners be held as allowed for in securities law or to enter into agreements with respect to the voting of their common shares.

     "Acquiring Person" and "Beneficial Ownership" have been defined to minimize concerns that the Rights Plan could be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareowners and their clients.

     The Rights Plan will not interfere with the day-to-day operations of Nexen. The issue of the Rights does not in any way alter the financial condition of Nexen, hinder its business plans or change its financial statements.

     The Board believes that the main effect of the 2005 Rights Plan will be to enhance shareowner value and ensure equal treatment of all shareowners if there is an acquisition of control.

WHAT ARE THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES?

     Nexen considers that the Rights, when issued, will have almost no monetary value and, because of that, Canadian shareowners will not be required to include any amount in income or be subject to withholding tax under the INCOME TAX ACT (Canada) (Tax Act) as a result of the issue of the Rights. The Rights will be considered to have been acquired at no cost. The holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or disposed of in some other way.

     This information is of a general nature only and is not meant to be nor should it be considered to be legal or tax advice to any particular shareowner. Shareowners are advised to consult their own tax advisers regarding the consequences of acquiring, holding, exercising or disposing of their Rights, taking into account their own particular circumstances and the tax laws that apply to them.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES?

     As the possibility of the rights becoming exercisable is remote, the adoption of the Rights Plan will not constitute a distribution by Nexen to its shareowners, an exchange of property or stock, or any other event that would give rise to the realization of gross income by any shareowner. A holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. If the Rights become exercisable, shareowners should consult their own tax advisor about the consequences of acquiring, holding, exercising or disposing of their Rights.

WHAT IS THE ELIGIBILITY FOR INVESTMENT OF THE RIGHTS IN CANADA?

     The Rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit savings plans and they will not be considered to be foreign property of any of these types of plans or any other taxpayer subject to Part XI of the Tax Act, as long as the common shares continue to be qualified investments that are not foreign property for these plans. The Minister of Finance (Canada) announced in the February 23, 2005 Federal Budget that the government proposes the immediate elimination of foreign property limitations for such plans.

     The issue of the Rights will not affect the eligibility of the common shares as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

WHAT IS THE RECOMMENDATION TO SHAREOWNERS OF THE BOARD AND MANAGEMENT?

     Management has recommended and the Board has determined that it is still in the best interests of Nexen and its shareowners that Nexen have a shareholder rights plan in place. The Board reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the AGM if the Board determines that it would be in the best interests of Nexen and its shareowners to do so, in light of further developments.

     MANAGEMENT AND THE BOARD RECOMMEND THAT SHAREOWNERS VOTE FOR THE CONTINUATION AND AMENDMENT AND RESTATEMENT OF THE SHAREOWNER RIGHTS PLAN. THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE FOR THIS MATTER UNLESS THE SHAREOWNER INSTRUCTS OTHERWISE. Nexen has been advised that the directors and senior officers intend to vote all common shares held by them in favor of the continuation and amendment and restatement of the Rights Plan.

                             TWO-FOR-ONE SHARE SPLIT

WHAT IS A SHARE SPLIT?

     Subject to shareowner and regulatory approval, all holders of Nexen common shares on the Record Date for the split will be issued one additional common share for each common share they hold on that date. As a result, you will have twice as many shares after the split is completed. The Board has set May 12, 2005 (or any earlier or later date necessary to comply with the requirements of any stock exchange or regulatory authority) as the Record Date for the share split.

WHY DOES NEXEN WANT TO SPLIT ITS COMMON SHARES?

     Management and the Board believe that having a greater number of common shares at a reduced price per common share will enhance liquidity, increase investor interest in Nexen and our business, and bring the trading price into a more accessible range for retail investors.

HAS NEXEN EVER SPLIT ITS COMMON SHARES BEFORE?

     Yes. Nexen completed common share splits in each of 1996 (two-for-one), 1987 (two-for-one) and 1979 (three-for-one).

HOW WILL I GET MY NEW SHARES?

     If you hold common shares registered in your name, PLEASE KEEP YOUR CURRENT SHARE CERTIFICATE. Around May 17, 2005 (Mailing Date) CMT will issue and send you another share certificate for the additional shares you are entitled to after the split.

     If your shares are registered in the name of a nominee (a bank, trust company, securities broker, trustee or other) you do not need to do anything -- the additional shares you are entitled to after the split will be added to your account automatically as of the opening of business three days after the Record Date.

WHEN DO THE COMMON SHARES TRADE POST-SPLIT?

     Under the TSX rules, Nexen's common shares will begin trading on a post-split basis at the opening of business on the second trading day preceding the record date. Under the NYSE rules, Nexen's common shares will begin trading on a post-split basis one business day after the Mailing Date.

HOW WILL MY RIGHTS AS A SHAREOWNER CHANGE?

     The split of the common shares will not change any of your rights as a holder of common shares. After the split, each common share will continue to be entitled to one vote and will be fully paid and non-assessable. As a result of the split, there will be certain consequential amendments to outstanding rights and options to acquire common shares and to Nexen's stock-based incentive compensation programs to preserve, proportionally, the rights of the holders of outstanding rights and options and of participants in the stock-based incentive compensation programs.

WHAT ARE THE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS?

     Nexen has been advised by outside legal counsel that, under existing Canadian income tax law, and taking into account all published proposals for its amendment, the proposed split of common shares and the amendment to Nexen's Articles to reflect the split (which increases the number of common shares by 100% and reduces the stated value per common share by 50%) will not result in taxable income or any gain or loss to the holders of common shares. Holders may wish to consult their tax advisors to determine the proper adjusted cost base of their common shares after the split.

WHAT ARE THE U.S. INCOME TAX CONSIDERATIONS?

     Nexen has been advised by outside legal counsel that, under existing U.S. federal income tax law, the proposed split of common shares and the amendment to Nexen's Articles to reflect the split will not generally result in taxable income or in any gain or loss to the holders of common shares. The amount paid for (that is, the tax basis of) the existing common shares will generally be allocated proportionately to the total common shares held after the split. This results in a tax basis for each common share that is half of the tax basis of the common shares held just before the split. Other rules may apply to holders of two or more lots of common shares or holders who are subject to special provisions under the U.S. INTERNAL REVENUE CODE. Those holders should consult their tax advisors to determine the proper method for allocating the tax basis and to determine the holding period for each of their common shares.

WHAT HAPPENS IF I SELL SHARES AFTER THE RECORD DATE?

     To determine any gain or loss on common shares you dispose of after the record date, you will have to proportionately reduce the cost of common shares of Nexen held to reflect the increased number of shares held after giving effect to the split. As an example, if you had 100 common shares at a cost of $50 each, after the split you would have 200 common shares with an adjusted cost of $25 each.

WHAT IS A SPECIAL RESOLUTION AND WHAT IS THE SPECIAL RESOLUTION BEING PUT FORWARD FOR CONSIDERATION BY SHAREOWNERS?

     A special resolution requires that at least 66 2/3% of the votes cast by shareowners at the meeting be voted for the resolution in order for it to be approved.

     If the special resolution is approved by shareowners, once it is implemented by Nexen, those shareowners who voted against the special resolution would not be entitled to exercise any legal rights of dissent or similar appraisal remedies that would require Nexen to repurchase their common shares.

     At the meeting shareowners will be asked to consider and, if thought fit, pass the special resolution set out below authorizing Nexen to split the outstanding common shares on a two-for-one basis:

     "RESOLVED as a special resolution:

     1. THAT, pursuant to section 173 of the CANADA BUSINESS CORPORATIONS ACT, Nexen Inc. (the "Corporation") is authorized to amend its Amended Articles of Amalgamation to divide each authorized common share, without par value, whether issued or unissued, into two common shares, without par value, so that after giving effect to the division, the authorized capital of the Corporation will consist of an unlimited number of common shares, without par value, and an unlimited number of class A preferred shares, without par value, issuable in series;

     2. THAT any officer of the Corporation is hereby authorized and directed to prepare, execute and file Articles of Amendment with the Director under the CANADA BUSINESS CORPORATIONS ACT and make application for a Certificate of Amendment in respect of the amendment;

     3. THAT the directors of the Corporation are hereby authorized to revoke this special resolution before it is acted upon without further approval of the shareholders if such revocation would, in the opinion of the directors, be in the best interests of the Corporation; and

     4. THAT any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents or instruments as may be necessary or desirable to give effect to the above resolutions."

WHAT IS THE RECOMMENDATION TO SHAREOWNERS OF THE BOARD AND MANAGEMENT?

     THE BOARD AND MANAGEMENT RECOMMEND THAT SHAREOWNERS VOTE FOR THE AMENDMENT OF NEXEN'S ARTICLES TO DIVIDE NEXEN'S COMMON SHARES ON A TWO-FOR-ONE BASIS. THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE FOR THIS MATTER UNLESS THE SHAREOWNER INSTRUCTS OTHERWISE. Nexen has been advised that the directors and senior officers intend to vote common shares held by them in favor of this resolution.

                                 OTHER BUSINESS

     Management does not intend to present any other business at the meeting. We are not aware of any amendments to the proposed matters or of any other matters which may be presented for action at the Meeting. If amendments to the proposed matters or other matters requiring the vote of shareowners are properly brought before the Meeting, the persons named in the enclosed Proxy will vote on them in accordance with their best judgment.

                   NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

     All of our current directors were elected at the last annual general meeting on May 4, 2004 and are Management nominees for election to the Board. Each director's biography below sets out all other public companies on which the director serves. Currently, no Nexen director serves on the board of any other public company with any other Nexen director.

--------------------------------------------------------------------------------
        CHARLES W. FISCHER              Charlie Fischer, 54, is President and
        Calgary, Alberta                Chief Executive Officer (CEO) of Nexen.
                                        Formerly, he was Executive Vice
        Director since June 1, 2000     President and Chief Operating Officer
        Common Shares Owned:   35,807   (COO) responsible for conventional oil
        Exercisable Options:  514,000   and gas business in Western Canada, the
        Total Options:        763,000   U.S. Gulf Coast and all International
                                        locations, as well as oil sands,
                                        Marketing and Information Systems
                                        activities worldwide. He joined Nexen in 1994 following service with Dome
                                        Petroleum, Hudson's Bay Oil & Gas Ltd.,
                                        Bow Valley Industries Ltd., Sproule
                                        Associates Ltd. and Encor Energy Ltd.

                                        Mr. Fischer graduated from the
                                        University of Calgary with a Bachelor of Science Degree in Chemical Engineering in 1971 and a Masters Degree in Business Administration, Finance in 1982. He was also awarded an Honoury Doctorate of Laws degree from the University of Calgary in 2004.

                                        Charlie does not currently serve on any
                                        other public company board. He is a
                                        director of Syncrude Canada Ltd.,
                                        Co-Chair of Alberta Climate Change
                                        Central, a member of the boards of the
                                        Alberta Energy Research Institute and
                                        the C.D. Howe Institute, a member of the Board of Governors of the University of Calgary and a member of the Alberta Economic Development Authority.

--------------------------------------------------------------------------------
        DENNIS G. FLANAGAN              Dennis Flanagan, 65, is a retired oil
        Calgary, Alberta                executive. He worked in the oil and gas
                                        industry for more than 40 years with
        Director since May 17, 2000     Ranger Oil Ltd. (Ranger) and ELAN Energy
                                        Inc. (ELAN), most recently as Executive
        Reserves Review Committee       Chairman of ELAN until it was bought by
        Chair since July 11, 2000       Ranger in 1997. He was involved in all
                                        phases of exploration and development in
        Common Shares Owned:    6,001   Canada, the U.S. and the U.K. sector of
        Exercisable Options:    5,000   the North Sea.
        Total Options:          6,815
        Deferred Share Units:   4,225   Mr. Flanagan completed the Registered
                                        Industrial and Cost Accountant program,
                                        the predecessor to the Certified
                                        Management Accountant program, in 1967.

                                        Dennis is a director of NAL Oil & Gas
                                        Trust (NAL). He is also founding
                                        Chairman of STARS (Shock Trauma Air
                                        Rescue) Foundation.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        DAVID A. HENTSCHEL              Dave Hentschel, 71, is the retired
        TULSA, OKLAHOMA                 Chairman and CEO of Occidental Oil and
                                        Gas Corporation, the worldwide oil and
        Director from May 9, 1985       gas subsidiary of Occidental Petroleum
        to October 7, 1985 and          Corporation. He was also President and
        since December 2, 1985          CEO of Nexen from January 1, 1996 until
                                        June 1, 1997. Mr. Hentschel received a
        Audit and Conduct Review        Bachelor of Science in Petroleum
        Committee Chair since           Engineering from Louisiana State
        July 11, 2001                   University and a Bachelor of Science
        Common Shares Owned:   5,657    equivalent in Meteorology from Oklahoma
        Exercisable Options:  35,185    State University. Dave is a director of
        Total Options:        37,000    Cimarex Energy Co. He is also a member
        Deferred Share Units:  4,225    of the board for the Luis Palau
                                        Evangelistic Association and Day Center
                                        for the Homeless.

--------------------------------------------------------------------------------
        S. BARRY JACKSON                Barry Jackson, 52, was formerly
        CALGARY, ALBERTA                President, CEO and a director of Crestar
                                        Energy Inc. (Crestar). He has worked in
        Director since                  the oil and gas industry since 1974 and
        September 1, 2001               held senior executive positions with
                                        Northstar Energy Corporation and
        Safety, Environment and         Crestar.
        Social Responsibility
        Committee Chair since           Mr. Jackson has a Bachelor of Science in
        May 6, 2003                     Engineering from the University of
                                        Calgary and is a member of the
        Common Shares Owned:   6,000    Association of Professional Engineers,
        Exercisable Options:  10,185    Geologists and Geophysicists of Alberta.
        Total Options:        12,000
        Deferred Share Units:  4,225    Barry is Chairman of Resolute Energy
                                        Inc. and Deer Creek Energy Limited and a director of TransCanada Corporation and
                                        TransCanada PipeLines Limited. He is
                                        also a member of the board of the
                                        Calgary Petroleum Club.

--------------------------------------------------------------------------------
        KEVIN J. JENKINS                Kevin Jenkins, 48, is Managing Director
        CALGARY, ALBERTA                of TriWest Capital Management Corp., an
                                        independent private equity firm. He was
        Director since                  President, CEO and a director of The
        December 17, 1996               Westaim Corporation from 1996 to 2003,
                                        with businesses including technology
        Finance Committee Chair         investments, production of coin blanks,
        since July 11, 2000             aerospace coatings and surface
                                        engineered products. From 1985 to 1996
        Common Shares Owned:   3,068    he held senior executive positions with
        Exercisable Options:  18,685    Canadian Airlines International Ltd.
        Total Options:        20,500    (Canadian). He was elected to serve on
        Deferred Share Units:  7,459    Canadian's board of directors in 1987,
                                        appointed President in 1991 and
                                        appointed President and CEO in 1994.

                                        Mr. Jenkins has a Bachelors Degree in
                                        Law from the University of Alberta and a Masters of Business Administration from Harvard Business School.

                                        Kevin is Chairman of Young Life of
                                        Canada and a member of the board of
                                        World Vision Canada.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        ERIC P. NEWELL, O.C.            Eric Newell, 60, is Chancellor of the
        EDMONTON, ALBERTA               University of Alberta. He is the retired
                                        Chairman of the Board and CEO of
                                        Syncrude Canada Ltd. (Syncrude),
        Director since                  positions he held since May 1994 and
        January 5, 2004                 August 1989, respectively. He also
                                        served as President of Syncrude from
        Common Shares Owned:   3,000    1989 to 1997. Syncrude surpassed the
        Deferred Share Units:  5,902    billion barrel production benchmark in
                                        1998. Prior to that he worked with
                                        Imperial Oil Limited and Esso Petroleum
                                        Canada Ltd.

                                        Mr. Newell holds a Bachelor of Applied
                                        Science in Chemical Engineering from the University of British Columbia and a Masters of Science in Management Studies from University of Birmingham, England. He is an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

                                        Eric is a director of Canfor Corporation and Terasen Inc. He is also Chair, CAREERS . . . The Next Generation Foundation, and a member of the board of Alberta Energy Research Institute, C.D. Howe Institute, Alberta Heart Institute, Lieutenant Governor Arts Award Foundation and The Learning Partnership. As past President of the Alberta Chamber of Resources, he spearheaded the creation of the National Oil Sands Task Force which developed a comprehensive new energy vision for Canada in 1995.

--------------------------------------------------------------------------------
        THOMAS C. O'NEILL               Tom O'Neill, 59, is the retired Chairman
        TORONTO, ONTARIO                of PwC Consulting. He was formerly CEO
                                        of PwC Consulting, COO of
                                        PricewaterhouseCoopers LLP, Global, CEO
        Director since                  of PricewaterhouseCoopers LLP, Canada
        December 10, 2002               and Chairman and CEO of Price Waterhouse
                                        Canada. He worked in Brussels in 1975 to
        Common Shares Owned:   4,000    broaden his international experience and
        Exercisable Options:   3,685    from 1975 to 1985 was client service
        Total Options:         5,500    partner for numerous multi-nationals,
        Deferred Share Units:  6,678    specializing in dual Canadian and U.S.
                                        listed companies.

                                        Mr. O'Neill has a Bachelor of Commerce
                                        Degree from Queen's University. He
                                        received his Chartered Accountant
                                        designation in 1970 and was made a
                                        Fellow (FCA) of the Institute of
                                        Chartered Accountants of Ontario in
                                        1988.

                                        Tom is a director of BCE Inc., Loblaw
                                        Companies Limited, Dofasco Inc., Adecco
                                        S.A., and Ontario Teachers' Pension Plan
                                        Board. He is also Vice-Chair of the
                                        Board of Governors of Queen's University and a director of St. Michael's Hospital.

--------------------------------------------------------------------------------
        FRANCIS M. SAVILLE, Q.C.        Francis Saville, 66, is counsel  with
        CALGARY, ALBERTA                Fraser Milner Casgrain LLP,
                                        Barristers and Solicitors. He joined the
        Director since May 10, 1994     firm in 1965 and had an extensive
                                        practice in the areas of energy and
        Corporate Governance and        environmental law, as well as municipal
        Nominating Committee Chair      law and land-use planning. He
        since October 26, 1999          specialized in representing energy
                                        corporations in regulatory applications.
        Common Shares Owned:  10,400
        Exercisable Options:  27,936    Mr. Saville has a Bachelor of Arts
        Total Options:        29,751    Degree and a Bachelor of Laws Degree
        Deferred Share Units:  4,225    from the University of Alberta and he
                                        was appointed a Queen's Counsel in 1984.
                                        Francis is a director of Mullen
                                        Transportation Inc.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        RICHARD M. THOMSON, O.C.        Dick Thomson, 71, Chair of the Baord
        TORONTO, ONTARIO                of Nexen, is a retired banking
                                        executive. He was with the Toronto-
        Director since December 16,     Dominion Bank, one of Canada's largest
        December 16, 1997               banks, since 1957, as Chairman from 1978
                                        until his retirement in 1998.
        Board Chair since
        October 26, 1999                Mr. Thomson holds a Masters of Business
                                        Administration from Harvard Business
        Common Shares Owned:  23,001    School and a Bachelor of Arts and
        Exercisable Options:  52,861    Science in Engineering from the
        Total Options:        55,600    University of Toronto. He is an Officer
        Deferred Share Units:  7,780    of the Order of Canada.

                                        Dick is a director of The Thomson
                                        Corporation and Trizec Properties Inc.
                                        He is also a member of the board of the
                                        Multiple Sclerosis Scientific Research
                                        Foundation.

--------------------------------------------------------------------------------
         JOHN M. WILLSON                John Willson, 65, is retired President
         VANCOUVER, B.C.                and  CEO of Placer Dome Inc., a position
                                        he held from January 1993 to September
                                        1999. He was President and CEO of
         Director since                 Pegasus Gold Inc. from January 1989 to
         December 17, 1996              December 1992 and was with Cominco
                                        Limited prior to that. During his
         Compensation and Human         career, he worked in Ghana, Montana,
         Resources Committee Chair      Washington State, British Columbia, the
         since October 26, 1999         Northwest Territories and Greenland.

         Common Shares Owned:  7,001
         Exercisable Options: 15,018    Mr. Willson was raised and educated in
         Total Options:       16,833    Portugal and England. He holds a
         Deferred Share Units: 7,314    Bachelors Degree and Masters Degree in
                                        Mining Engineering from the Royal School of Mines, University of London, England.

                                        John is a director of Aber Diamond
                                        Corporation, Finning International Inc.
                                        and PanAmerican Silver Corp. He is also
                                        a member of the board of Transparency
                                        International Canada and the YMCA of
                                        Greater Vancouver.

--------------------------------------------------------------------------------
        VICTOR J. ZALESCHUK             Vic Zaleschuk, 61, is the retired
        CALGARY, ALBERTA                President and CEO of Nexen, a position
                                        he held from June 1, 1997 to May 31,
                                        2001. He joined Nexen in 1986, as the
        Director since June 1, 1997     company was developing operations in
                                        Yemen and expanding its international
        Common Shares Owned:  15,675    strategy. Prior to Nexen he worked with
        Exercisable Options:  70,185    Co-Enerco, Dome Petroleum Ltd., Siebens
        Total Options:        72,000    Oil & Gas Ltd. and Hudson's Bay Oil &
        Deferred Share Units:  4,225    Gas Ltd.

                                        Mr. Zaleschuk holds a Bachelor of
                                        Commerce Degree from the University of
                                        Saskatchewan and was designated as a
                                        Chartered Accountant in 1967.

                                        Vic is Chairman of Cameco Corporation
                                        and a director of Agrium Inc.

--------------------------------------------------------------------------------

OTHER PUBLIC COMPANY DIRECTORSHIPS/COMMITTEE APPOINTMENTS

----------------------------------------------------------------------------------------------------------------------------------
DIRECTOR                                            OTHER PUBLIC                               COMMITTEE APPOINTMENTS
                                               COMPANY DIRECTORSHIPS
----------------------------------------------------------------------------------------------------------------------------------
Charles W. Fischer                None                                             None
----------------------------------------------------------------------------------------------------------------------------------
Dennis G. Flanagan                NAL Oil & Gas Trust                              Audit Committee
                                                                                   Reserves Committee
----------------------------------------------------------------------------------------------------------------------------------
David A. Hentschel                Cimarex Energy Co. (NYSE: NEX)                   Governance Committee
----------------------------------------------------------------------------------------------------------------------------------
S. Barry Jackson                  Deer Creek Energy Limited                        Human Resources and Compensation Committee
                                                                                   Technical Committee

                                  Resolute Energy Inc.                             Corporate Advisory Committee
                                                                                   Human Resources and Governance Committee
                                                                                   Technical Committee

                                  TransCanada Corporation                          Audit Committee
                                                                                   Human Resources Committee

                                  TransCanada Pipelines Limited                    Audit Committee
                                                                                   Human Resources Committee
----------------------------------------------------------------------------------------------------------------------------------
Kevin J. Jenkins                  None                                             None
----------------------------------------------------------------------------------------------------------------------------------
Eric P. Newell, O.C.              Canfor Corporation                               Corporate Governance Committee
                                                                                   Management Resources and Compensation Committee

                                  Terasen Inc.                                     Audit Committee
                                                                                   Compensation Committee
----------------------------------------------------------------------------------------------------------------------------------
Thomas C. O'Neill                 Adecco S.A.                                      Audit Committee

                                  BCE Inc.                                         Chairman, Audit Committee

                                  Loblaw Companies Limited                         Audit Committee

                                  Dofasco Inc.                                     Audit Committee
                                                                                   Environment, Health & Safety Committee
----------------------------------------------------------------------------------------------------------------------------------
Francis M. Saville, Q.C.          Mullen Transportation Inc.                       Chair, Compensation, Nomination and Corporate
                                                                                   Governance Committee
----------------------------------------------------------------------------------------------------------------------------------
Richard M. Thomson, O.C.          The Thomson Corporation                          Audit Committee
                                                                                   Human Resources & Compensation Committee

                                  Trizec Properties Inc.                           Audit Committee
----------------------------------------------------------------------------------------------------------------------------------
John M. Willson                   Aber Diamond Corporation                         Corporate Governance Committee
                                                                                   Human Resources and Compensation Committee

                                  Finning International Inc.                       Chair, Environment, Health and Safety Committee
                                                                                   Human Resources & Compensation Committee

                                  PanAmerican Silver Corp.                         Chair, Audit Committee
                                                                                   Compensation Committee
----------------------------------------------------------------------------------------------------------------------------------
Victor J. Zaleschuk               Agrium Inc.                                      Audit Committee
                                                                                   Compensation Committee

                                  Cameco Corporation                               Audit Committee
                                                                                   Human Resources and Compensation Committee
                                                                                   Nominating, Corporate Governance and
                                                                                   Risk Committee
                                                                                   Safety, Health and Environmental Committee
                                                                                   Strategic Planning Committee
----------------------------------------------------------------------------------------------------------------------------------

INDEPENDENCE AND BOARD COMMITTEES

     Director independence was affirmatively determined by the Board in reference to our current Categorical Standards which were adopted on February 10, 2005 and are attached as Schedule "C" to this Circular. Our Categorical Standards meet or exceed the requirements set out in SEC rules and regulations, the SARBANES-OXLEY ACT OF 2002 (Sarbanes-Oxley), the NYSE rules, the TSX guidelines, proposed NATIONAL POLICY 58-201 -- CORPORATE GOVERNANCE GUIDELINES and applicable provisions of NATIONAL INSTRUMENT 51-101 -- STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES.

------------------------------------------------------------------------------------------------------------------------------------
                                                                         COMMITTEES (NUMBER OF MEMBERS)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                CORPORATE                               SAFETY,
                                               AUDIT AND      COMPENSATION     GOVERNANCE                             ENVIRONMENT
                                                CONDUCT         AND HUMAN          AND                   RESERVES      AND SOCIAL
                                              REVIEW(1)(2)    RESOURCES(1)    NOMINATING(1)   FINANCE    REVIEW(3)   RESPONSIBILITY
DIRECTORS                                         (6)              (6)             (6)          (7)         (7)           (7)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          INDEPENDENT OUTSIDE DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
Dennis G. Flanagan(4)                              X                               X             X         Chair
------------------------------------------------------------------------------------------------------------------------------------
David A. Hentschel(4)                            Chair             X                                        X              X
------------------------------------------------------------------------------------------------------------------------------------
S. Barry Jackson                                   X               X                                        X              Chair
------------------------------------------------------------------------------------------------------------------------------------
Kevin J. Jenkins(4)                                X                               X           Chair                       X
------------------------------------------------------------------------------------------------------------------------------------
Thomas C. O'Neill(4)                               X                               X                        X              X
------------------------------------------------------------------------------------------------------------------------------------
Francis M. Saville, Q.C.(5)                                        X             Chair           X                         X
------------------------------------------------------------------------------------------------------------------------------------
Richard M. Thomson, O.C.(4)                        X               X               X             X
------------------------------------------------------------------------------------------------------------------------------------
John M. Willson                                                   Chair                          X          X              X
------------------------------------------------------------------------------------------------------------------------------------
Victor J. Zaleschuk                                                X               X             X          X
------------------------------------------------------------------------------------------------------------------------------------
                                                                        OUTSIDE DIRECTOR -- NOT INDEPENDENT
------------------------------------------------------------------------------------------------------------------------------------
Eric P. Newell, O.C.(6)                                                                          X          X              X
------------------------------------------------------------------------------------------------------------------------------------
                                                                        MANAGEMENT DIRECTOR -- NOT INDEPENDENT
------------------------------------------------------------------------------------------------------------------------------------
Charles W. Fischer(7)
------------------------------------------------------------------------------------------------------------------------------------

NOTES:

(1) All members of the Audit and Conduct Review Committee, Corporate Governance and Nominating Committee, and Compensation and Human Resources Committee are independent. All members of the Audit and Conduct Review Committee are independent under additional regulatory requirements for audit committee members.

(2) The Board has considered the circumstances of Mr. O'Neill's service on four public company audit committees, plus Nexen's. Mr. O'Neill is retired and holds neither a full nor part-time employee position. His only commitments are to the boards and committees on which he serves. Mr. O'Neill was a chartered accountant for over 30 years, having joined the audit firm of Price Waterhouse (now part of PricewaterhouseCoopers LLP) in 1967. Accordingly, the Board has determined that service as an audit committee member on four other public companies does not impair Mr. O'Neill's ability to serve on Nexen's Audit and Conduct Review Committee.

(3)  A majority of the Reserves Review Committee members are independent.

(4)  A financial expert under U.S. regulatory requirements.

(5)  Mr. Saville retired as a Partner and Vice Chair of Fraser Milner Casgrain
     (FMC) in January of 2004. Since February 1, 2004 he has been counsel to the firm. Mr. Saville does not solicit or participate in any work done by FMC for Nexen and, as Counsel with FMC, does not receive any share of the fees paid to FMC by Nexen.

(6) Mr. Newell is not independent because a Nexen officer sits on the compensation committee of Syncrude. If circumstances remain the same, Mr. Newell will be independent after January 2, 2007 (three years after his retirement from Syncrude).

(7)  Mr. Fischer is not independent as he is the President and CEO of Nexen.

BOARD AND COMMITTEE MEETINGS HELD AND ATTENDANCE FOR 2004

                              -----------------------------------------------------------------------------------------------------
                                                              MEETINGS ATTENDED(1) OF MEETINGS HELD
                              -----------------------------------------------------------------------------------------------------
                                                                        CORPORATE                                       SAFETY,
                                           AUDIT AND     COMPENSATION   GOVERNANCE                                  ENVIRONMENT AND
                                            CONDUCT        AND HUMAN        AND                        RESERVES         SOCIAL
                                            REVIEW         RESOURCES    NOMINATING      FINANCE         REVIEW       RESPONSIBILITY
DIRECTOR                       BOARD(2)   COMMITTEE(3)     COMMITTEE     COMMITTEE    COMMITTEE(4)   COMMITTEE(5)      COMMITTEE
--------                       --------   ------------   ------------   ----------    ------------   ------------   ---------------
Charles W. Fischer(6)......     8 of 8          n/a             n/a          n/a            n/a             n/a              n/a
Dennis G. Flanagan.........     8 of 8       6 of 6             n/a       6 of 6         6 of 6          5 of 5              n/a
David A. Hentschel.........     8 of 8       6 of 6          5 of 5          n/a            n/a          5 of 5           5 of 5
S. Barry Jackson...........     8 of 8       6 of 6          5 of 5          n/a            n/a          5 of 5           5 of 5
Kevin J. Jenkins...........     8 of 8       6 of 6             n/a       6 of 6         6 of 6             n/a           5 of 5
Eric P. Newell, O.C........     8 of 8          n/a             n/a          n/a         6 of 6       4 of 4(7)           5 of 5
Thomas C. O'Neill..........     8 of 8       6 of 6             n/a       6 of 6            n/a          5 of 5           5 of 5
Francis M. Saville, Q.C....     8 of 8          n/a          5 of 5       6 of 6         6 of 6             n/a           5 of 5
Richard M. Thomson, O.C....     8 of 8       6 of 6          5 of 5       6 of 6         6 of 6             n/a              n/a
John M. Willson(8).........     7 of 8          n/a          5 of 5          n/a         6 of 6          4 of 5           5 of 5
Victor J. Zaleschuk........     8 of 8          n/a          5 of 5       6 of 6         6 of 6          5 of 5              n/a

NOTES:

(1) All directors attended 100% of Board and Committee meetings, with the exception of Mr. Willson who attended 88% of the Board meetings and 95% of the meetings of the Committees of which he is a member.

(2) Three special meetings of the Board were held by telephone conference call. One resolution in writing of the Board was passed in 2004. A resolution in writing must be executed by all of the directors entitled to vote on a matter.

(3) One special meeting of the Audit and Conduct Review Committee was held by telephone conference call.

(4) One special meeting of the Finance Committee was held by telephone conference call.

(5) One special meeting of the Reserves Review Committee was held by telephone conference call.

(6)  Mr. Fischer is not a member of any committee of the Board.

(7) Mr. Newell was not a member of the Reserves Review Committee when they held a special meeting on February 3, 2004.

(8) Mr. Willson did not attend one special, telephone conference call meeting of the Reserves Review Committee and one special telephone conference call meeting of the Board. He was briefed in advance of the meetings on the issues to be transacted and indicated he was in agreement with the resolutions proposed and ultimately passed.


MEETINGS WITHOUT MANAGEMENT

     The Board and Audit and Conduct Review Committee met without Management present at each regularly scheduled meeting. The other Board Committees met without Management as they decided was needed during 2004. Beginning in December 2004 all Board Committees began meeting without management at each regularly scheduled meeting, reflecting best governance practices. The number of meetings without management during 2004 were:

                                                                                              MEETINGS WITHOUT
                                                                                               MANAGEMENT FROM
                                                                      MEETINGS WITHOUT        MARCH 10, 2004 TO
                                                                      MANAGEMENT IN 2004       MARCH 10, 2005
                                                                     -------------------     -------------------
BOARD/COMMITTEE                                                      REGULAR     SPECIAL     REGULAR     SPECIAL
---------------                                                      -------     -------     -------     -------
Board...........................................................         5          0           5           0
Audit and Conduct Review Committee..............................        15(1)       0          15(1)        0
Compensation and Human Resources Committee......................         1          0           2           0
Corporate Governance and Nominating Committee...................         1          0           2           0
Finance Committee...............................................         1          0           2           0
Reserves Review Committee.......................................         2          6(2)        3           6(3)
Safety, Environment and Social Responsibility Committee.........         2          0           3           0

NOTES:

(1) The Audit and Conduct Review Committee held: one session without Management but with the Director, Corporate Audit; one session without Management but with the independent auditor; and, one session with only members present at each of its five regularly scheduled meetings.

(2) The Reserves Review Committee held: four separate sessions without Management but with each of its four independent reserves consultants; one session without Management and with the internal qualified reserves evaluation; and, one session with only members present at its February 3, 2004 meeting.

(3) The Reserves Review Committee held five separate sessions without Management but with each of its five independent reserves consultants; and, one session without Management and with the internal qualified reserves evaluator at its February 3, 2005 meeting.

DIRECTOR COMPENSATION

     In December 2004 all director compensation was reviewed and confirmed at the then current levels. All directors who are not employees are paid:

Annual Board Chair Retainer...................................    $150,000
Annual Board Retainer.........................................    $ 28,100
Annual Committee Retainer.....................................    $  9,100
Additional Annual Committee Chair Retainer....................    $  5,300
Board and Committee Meeting Fees..............................    $  1,800(1)

NOTE:

(1) Per meeting for attendance either in person or by telephone conference call.


     Annual Board and Committee retainers are paid quarterly, in advance, and are pro-rated for partial service, if appropriate. This table sets out the full dollar value of retainers and fees, whether received in cash or Deferred Share Units. All payments were received in cash unless otherwise noted.

                                                 ANNUAL COMMITTEE
                                                    RETAINERS
                                 ANNUAL BOARD       (NUMBER OF     ANNUAL COMMITTEE   BOARD MEETING      COMMITTEE
DIRECTOR                            RETAINER        COMMITTEES)      CHAIR RETAINER        FEES         MEETING FEES    TOTAL FEES
--------                         ------------    ----------------  ----------------   -------------     ------------    ----------
Charles W. Fischer(1)........           n/a             n/a                n/a               n/a              n/a             n/a
Dennis G. Flanagan...........       $28,100         $36,400 (4)         $5,300           $14,400          $41,400        $125,600
David A. Hentschel...........       $28,100         $36,400 (4)         $5,300           $14,400          $37,800        $122,000
S. Barry Jackson.............       $28,100         $36,400 (4)         $5,300           $14,400          $37,800        $122,000
Kevin J. Jenkins.............       $28,100         $36,400 (4)         $5,300           $14,400          $41,400        $125,600
Eric P. Newell, O.C.(2)(5)...       $25,630         $24,900 (3)            n/a           $14,400          $27,000         $91,930
Thomas C. O'Neill(3)(5)......       $28,100         $36,400 (4)            n/a           $14,400          $39,600        $118,500
Francis M. Saville, Q.C......       $28,100         $36,400 (4)         $5,300           $14,400          $39,600        $123,800
Richard M. Thomson, O.C.(4)(5)     $150,000         $36,400 (4)            n/a           $14,400          $41,400        $242,200
John M. Willson..............       $28,100         $36,400 (4)         $5,300           $12,600          $36,000        $118,400
Victor J. Zaleschuk..........       $28,100         $36,400 (4)            n/a           $14,400          $39,600        $118,500

NOTES:

(1) As an executive of Nexen, Mr. Fischer is not paid retainers or meeting fees.

(2) Except for meeting fees for two Board and three Committee meetings, Mr. Newell received all retainers and meeting fees in DSUs ($82,930, representing 90% of his total fees). His retainers were pro-rated to his appointment. As part of his orientation, he attended all Committee meetings held on February 11, 2004. He was appointed to three Committees the following day and it was determined to pay him meeting fees for the previous day for those three Committees as though he were a member at the time.

(3) Mr. O'Neill received all meeting fees ($54,000, representing 46% of his total fees) in DSUs for 2004.

(4) Mr. Thomson received all retainers and meeting fees in DSUs from January 1, 2004 to April 1, 2004 ($46,600 for retainers and $12,600 for meeting fees, totaling $59,200 and representing 24% of his total fees).

(5)  Details of DSU holdings are set out in the table on page 22.


DEFERRED SHARE UNITS

     In 2001 a Deferred Share Unit (DSU) plan was approved as an alternative form of compensation for non-executive directors. Under the plan, eligible directors may elect annually to receive all or part of their fees in the form of DSUs, rather than cash. A DSU is a bookkeeping entry which tracks the value of one Nexen common share. DSUs are not paid out until the director leaves the Board, providing an ongoing equity stake in Nexen during the director's term of service. Payments of DSUs may be made in cash or in Nexen common shares purchased on the open market at the time of payment, at Nexen's option.

     In 2003 the Board adopted a policy setting out that non-executive directors would no longer be granted stock options and non-executive directors are not eligible to receive options under the Tandem Option Plan. DSUs have since been employed as an alternate type of performance-based compensation. In December 2004, all directors who were not employees of Nexen were granted 2,100 DSUs, except for the Board Chair, who was granted 3,200 DSUs. The values of the grants were $106,827 and $162,784, respectively, at the closing market price of Nexen shares on the TSX on December 6, 2004 of $50.87.

DIRECTORS' DSU HOLDINGS AND CHANGES

                                                                 NET CHANGES FROM                              TOTAL VALUE OF DSUS
                                          DSUS HELD AS OF        MARCH 10, 2004 TO        DSUS HELD AS OF           HELD AS OF
DIRECTOR                                   MARCH 10, 2004        MARCH 10, 2005(1)         MARCH 10, 2005         MARCH 10, 2005
--------                                  ---------------        -----------------        ---------------      -------------------
Charles W. Fischer...................            None                    n/a                      n/a                    n/a
Dennis G. Flanagan...................           2,104                  2,121                    4,225               $274,625
David A. Hentschel...................           2,104                  2,121                    4,225               $274,625
S. Barry Jackson.....................           2,104                  2,121                    4,225               $274,625
Kevin J. Jenkins.....................           5,313                  2,146                    7,459               $484,835
Eric P. Newell, O.C..................           2,100(2)               3,802                    5,902               $383,630
Thomas C. O'Neill....................           3,780                  2,898                    6,678               $434,070
Francis M. Saville, Q.C..............           2,104                  2,121                    4,225               $274,625
Richard M. Thomson, O.C..............           3,454                  4,362                    7,780               $505,700
John M. Willson......................           5,169                  2,145                    7,314               $475,410
Victor J. Zaleschuk..................           2,104                  2,121                    4,225               $274,625

NOTE:

(1) Amounts include December 2004 grants of 2,100 DSUs to each non-executive director, except for Mr. Thomson who received a grant of 3,200 DSUs as Board Chair.

(2)  Granted to Mr. Newell when he joined the Board on January 5, 2004.


DIRECTORS' OPTION HOLDINGS AND CHANGES

     Directors received options prior to 2003 and outstanding grants are detailed below.

                                                               NET CHANGES FROM
                                      EXERCISABLE OPTIONS      MARCH 10, 2004 TO     EXERCISABLE OPTIONS     TOTAL OPTIONS AS OF
DIRECTOR                              AS OF MARCH 10, 2004     MARCH 10, 2005(2)     AS OF MARCH 10, 2005       MARCH 10, 2005
--------                              --------------------     -----------------     --------------------    -------------------
Charles W. Fischer(1)..............         415,150                 +98,850                514,000                 763,000
Dennis G. Flanagan.................          18,225                 -13,225                  5,000                   6,815
David A. Hentschel.................          28,225                  +6,960                 35,185                  37,000
S. Barry Jackson...................           6,225                  +3,960                 10,185                  12,000
Kevin J. Jenkins...................          18,225                    +460                 18,685                  20,500
Eric P. Newell, O.C................            None                     n/a                    n/a                     n/a
Thomas C. O'Neill..................           1,870                  +1,815                  3,685                   5,500
Francis M. Saville, Q.C............          28,225                    -289                 27,936                  29,751
Richard M. Thomson, O.C............          42,388                 +10,473                 52,861                  55,600
John M. Willson....................          28,225                 -13,207                 15,018                  16,833
Victor J. Zaleschuk................         125,025                 -54,840                 70,185                  72,000

NOTES:

(1) Mr. Fischer's options are granted as executive compensation, not director compensation.

(2) Some previously unvested options held by non-executive directors vested during this period.


SHARE OWNERSHIP GUIDELINE FOR DIRECTORS

     The Board believes it is important that directors demonstrate their commitment to Nexen's growth through share ownership. The Board has approved a guideline setting out that directors are expected to own or control at least 3,000 shares (DSUs count towards share ownership), to be accumulated over three years. Specific arrangements may be made when a qualified candidate might be prevented from serving by this guideline. The guideline is reviewed by the Board from time to time. All directors meet the ownership requirement.

DIRECTORS' SHARE OWNERSHIP AND CHANGES

                                                                                                                   TOTAL VALUE OF
                                              COMMON SHARES                                    COMMON SHARES        COMMON SHARES
                                               HELD AS OF       NET CHANGES FROM MARCH 10,      HELD AS OF           HELD AS OF
DIRECTOR                                      MARCH 10, 2004      2004 TO MARCH 10, 2005       MARCH 10, 2005      MARCH 10, 2005
--------                                      --------------    --------------------------     --------------      --------------
Charles W. Fischer.......................          28,537                 7,270(1)(2)               35,807          $2,327,455
Dennis G. Flanagan.......................           3,001                   +3,000(1)                6,001          $  390,065
David A. Hentschel.......................           5,624                      +33(2)                5,657          $  367,705
S. Barry Jackson.........................           6,000                      Nil                   6,000          $  390,000
Kevin J. Jenkins.........................           3,049                      +19(2)                3,068          $  199,420
Eric P. Newell, O.C......................           3,000                      Nil                   3,000          $  195,000
Thomas C. O'Neill........................           4,000                      Nil                   4,000          $  260,000
Francis M. Saville, Q.C..................           3,151                   +7,249(1)               10,400          $  676,000
Richard M. Thomson, O.C..................          23,001                      Nil                  23,001          $1,495,065
John M. Willson..........................           5,001                   +2,000(1)                7,001          $  455,065
Victor J. Zaleschuk......................          15,625                      +50(2)               15,675          $1,018,875

NOTES:

(1)  Purchases.

(2)  Accumulations under Dividend Reinvestment Plan or Employee Savings Plan.


VALUE OF DIRECTORS' IN-THE-MONEY OPTIONS

     The value of directors' in-the-money options reflects a significant additional commitment (over and above their share ownership) to Nexen's growth.

                                       VALUE OF IN-THE-MONEY EXERCISABLE OPTIONS
DIRECTOR                                         AS AT MARCH 10, 2005
--------                               -----------------------------------------
Charles W. Fischer(1)...............                  $17,940,940
Dennis G. Flanagan..................                  $   144,500
David A. Hentschel..................                  $ 1,145,388
S. Barry Jackson....................                  $   334,388
Kevin J. Jenkins....................                  $   547,993
Eric P. Newell, O.C.................                        n/a
Thomas C. O'Neill...................                  $   114,493
Francis M. Saville, Q.C.............                  $   871,738
Richard M. Thomson, O.C.............                  $ 1,720,814
John M. Willson.....................                  $   775,728
Victor J. Zaleschuk.................                  $ 2,068,388

NOTE:

(1) Mr. Fischer's options are executive compensation, not director compensation.

LOANS TO DIRECTORS

     As set out in the Corporate Governance Policy, attached as Schedule "A", Nexen does not make loans to its directors and there are no loans outstanding from Nexen to any of its directors.

DIRECTORS' LIABILITY INSURANCE

     Nexen maintains a directors' and officers' liability insurance policy for the benefit of our directors and officers. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of U.S. $130 million with a U.S. $1 million deductible per occurrence. The cost of coverage for 2004 was approximately U.S. $0.8 million.

                    AUDIT AND CONDUCT REVIEW COMMITTEE REPORT

     The Committee is directly responsible for the appointment (subject to shareowner approval), compensation and oversight of the independent auditor. The independent auditor reports directly to the Committee. The Committee has a clear understanding with the independent auditor that they must maintain an open and transparent relationship with the Committee and that the ultimate accountability of the independent auditor is to the Committee, as representatives of the shareowners.

     In addition, the Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareowners and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that Management has established; (v) performance of the internal and external audit process and of the independent auditors; and, (vi) implementation and effectiveness of the Ethics Policy and the compliance programs under the Ethics Policy.

     Management is responsible for Nexen's internal controls and financial reporting process. The independent auditor is responsible for performing and reporting on an independent audit of Nexen's consolidated financial statements in accordance with generally accepted auditing standards. The independent auditor also performs and reports on an independent audit of Nexen's internal control over financial reporting in accordance with the standards of the U.S. Public Company Accounting Oversight Board. The Committee's responsibility is to monitor and oversee these processes.

     In connection with their responsibilities, the Committee:

     o met with Management and the independent auditor to review and discuss the December 31, 2004 consolidated financial statements

     o discussed with the independent auditor the matters required by Canadian regulators in accordance with Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants "Communications with Those Having Oversight Responsibility for the Financial Reporting Process" and by U.S. regulators in accordance with the Statement on Auditing Standards No. 61 "Communication with Audit Committees" issued by the American Institute of Certified Public Accountants

     o received written disclosures from the independent auditor required by the SEC in accordance with the Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees"

     o    discussed with the independent auditor that firm's independence

     o oversaw the progress of the Section 404 Sarbanes-Oxley project for Management and the independent auditor to report on the effectiveness of internal control over financial reporting as at December 31, 2004

CHANGE IN AUDITOR

     On June 3, 2002, the Canadian firm of Deloitte & Touche LLP completed a transaction with the Canadian firm of Arthur Andersen LLP to integrate the partners and staff of Arthur Andersen LLP (Canada) into Deloitte & Touche LLP (Canada). On July 11, 2002, our Board accepted the resignation of Arthur Andersen LLP (Canada) and appointed Deloitte & Touche LLP (Canada) as Nexen's auditor until the next AGM.

AUDIT PARTNER ROTATION

     In compliance with applicable law, it is our policy that the lead audit partner of our independent auditor will be replaced every five years.

SECTION 404 OF SARBANES-OXLEY

     Nexen is a voluntary filer of Form 10-K in the U.S. and, because of this, was required to comply with the requirements of Section 404 of Sarbanes-Oxley as of December 31, 2004. Management is responsible for establishing and maintaining adequate internal control over financial reporting. During 2004 Management evaluated the effectiveness of our internal control over financial reporting and concluded that it was effective as of December 31, 2004. This assessment was documented and made available to and audited by the independent auditor. The report of the independent auditor is included in our Form 10-K for the year ended December 31, 2004.

FEES BILLED BY DELOITTE & TOUCHE LLP
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          PERCENTAGE OF TOTAL FEES
TYPE OF FEE                                                     BILLED IN 2003        BILLED IN 2004           BILLED IN 2004
------------------------------------------------------------------------------------------------------------------------------------
AUDIT FEES

o    For the audit of Nexen's Consolidated Financial
     Statements included in our Annual Report on
     Form 10-K..............................................      $  596,000            $1,041,000(1)

o    For the first, second and third quarter reviews of
     Nexen's Consolidated Financial Statements
     included in Form 10-Qs.................................      $   42,000            $   45,000

o    For the audit of internal control over financial
     reporting..............................................             Nil            $  630,000

TOTAL AUDIT FEES............................................      $  638,000            $1,716,000                   82%
------------------------------------------------------------------------------------------------------------------------------------
AUDIT-RELATED FEES

o    For the annual audits of our subsidiary financial
     statements and employee benefit plans..................      $  332,000            $  296,000

o    For comfort letters to commissions.....................      $   87,000            $    9,500

TOTAL AUDIT-RELATED FEES....................................      $  419,000            $  305,500                   15%
------------------------------------------------------------------------------------------------------------------------------------
TAX FEES

o    For tax return preparation assistance and
     tax-related consultation...............................      $  160,000            $   60,000

TOTAL TAX FEES..............................................      $  160,000            $   60,000                    3%
------------------------------------------------------------------------------------------------------------------------------------
ALL OTHER FEES..............................................             Nil                   Nil                   Nil
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ANNUAL FEES...........................................      $1,217,000            $2,081,500                  100%
------------------------------------------------------------------------------------------------------------------------------------

NOTE:

(1) Consisting of $641,000 for the completion of the 2003 audit and $400,000 for the commencement of the 2004 audit.

AUDIT AND CONDUCT REVIEW COMMITTEE APPROVAL

     Before Deloitte & Touche LLP is engaged by Nexen or its subsidiaries to render audit or non-audit services, the engagement is approved by the Committee. All audit-related and tax services provided by Deloitte & Touche LLP since May, 6, 2003 have been approved by the Committee.

GENERAL

     The Committee considered and is of the view that the provision of services by Deloitte & Touche LLP described in "All Other Fees" above is compatible with maintaining that firm's independence.

     Based on the Committee's discussions with Management and the independent auditors, and its review of the representations of Management and the independent auditors, the Committee recommended that the Board include the audited consolidated financial statements in Nexen's Annual Report on Form 10-K for the year ended December 31, 2004.

     Submitted on behalf of the Audit and Conduct Review Committee:

                   Dave Hentschel, Chair
                   Dennis Flanagan
                   Barry Jackson
                   Kevin Jenkins
                   Tom O'Neill
                   Dick Thomson

                COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

     The Compensation and Human Resources Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to
(i) key compensation and human resources policies; (ii) CEO and executive Management compensation; and, (iii) executive Management succession and development.

     The Committee oversees Nexen's Annual Incentive Plan, Tandem Option (TOP) Plan, Stock Appreciation Rights (STARs) Plan and Pension Plan. It reviews and approves executive Management's recommendations for the annual salaries, bonuses and grants of TOPs and STARs. The Committee reports to the Board and the Board gives final approval to compensation matters.

     The Committee evaluates the performance of the CEO and recommends his compensation which is approved by the independent directors of the Board.

POLICIES OF THE COMMITTEE

     Nexen's policies and practices are linked to strategic business objectives and increased shareowner returns. Within that framework, the Committee's goal is to compensate executives based on performance, at a level competitive with the market and in a manner that would attract and retain a talented leadership team who are focused on managing Nexen's operations, finances and assets.

     To ensure competitiveness, Nexen uses compensation surveys to compare executive compensation practices to peers, primarily major Canadian oil and gas companies and, where relevant, chemical and marketing companies. The Committee receives a report on CEO compensation from its own independent consultant, from time to time. The report includes competitive compensation data from a predetermined list of peer companies. The information is used as the basis for the Committee's annual compensation recommendation for the CEO.

COMPENSATION OBJECTIVES

     The compensation programs are designed to meet performance and competitiveness objectives.

     Programs are pay-for-performance plans, with the level of rewards directly linked to planned performance for Nexen and its divisions. Individual performance and contributions are considered in making awards. Measures are aligned with goals and shareowner interests.

     Competitiveness is assessed using compensation survey information from peers, including energy companies with whom Nexen competes for talent. Total compensation is assessed, while also considering the competitiveness of each component.

     The compensation program has three components: base salary, annual cash incentives and long-term incentives. The Committee's goal is to provide total compensation for experienced top performing employees between the 50th and 75th percentile as compared to compensation levels of peer companies. Nexen's position against the market is reviewed on an annual basis.

BASE SALARIES

     To determine base salaries, Nexen maintains a framework of job levels based on internal comparability and external market data. Base salary decisions are determined by considering the individual's current and sustained performance results, skills and potential.

ANNUAL INCENTIVES

     The Board approves awards under the Annual Incentive Plan. The Committee determines the total amount of cash available for annual incentives by evaluating a combination of financial and non-financial criteria, including net income, cash flow and specific goals outlined in a balanced scorecard. The indicators net income and cash flow are commonly used metrics in our industry and each contributes one-quarter of the overall assessment. The qualitative assessment of the balanced scorecard performance indicators provides a comprehensive evaluation and accounts for the remaining one-half of the overall performance assessment. It includes qualitative and quantitative targets for growth and operating performance, such as net asset value growth, cost management, safety record, production volumes and reserves growth, among others. Another important measure in the scorecard is the extent to which the operations were conducted in an environmentally safe and socially responsible manner.

     The purpose of annual incentives are to provide cash compensation that is at-risk and depends on the achievement of business and operating objectives. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk compensation versus fixed compensation is greater for higher levels of Management. Individual awards are intended to reflect a combination of overall Nexen, personal and business unit performance, along with market competitiveness. Annual incentive payments vary within a range of 0% to approximately 200% of targeted awards.

     The Annual Incentive Plan is reviewed annually to ensure it continues to attract, motivate, reward and retain the high-performing and high-potential employees needed to achieve Nexen's business objectives, while reflecting long-term fiscal responsibility to our shareowners.

     Consistent with industry practice, we have a separate Annual Incentive Plan for our marketing group, which is a profit sharing plan.

STOCK AND LONG-TERM INCENTIVES

     The Board believes that employees should have a stake in Nexen's future and that their interest should be aligned with the interest of our shareowners. To this end, Nexen's contributions to employee savings plans are made in Nexen common shares. In addition, the Committee selects those officers and employees whose decisions and actions can most directly impact business results to participate in the TOP and the STARs plans.

     Under these plans, participating officers and employees receive grants of TOPs or STARs as a long-term incentive to increase shareowner value. The STARs Plan was introduced in 2001 and the TOP Plan (which is described below) was introduced in 2004. For employees at or below mid-level department managers, STARs are typically granted instead of TOPs. The grants have a five-year term and vest one-third for each of the first three years of their term on the anniversary date of the grant. Awards of TOPs and STARs are supplementary to the Annual Incentive Plan and are intended to increase the pay-at-risk component. TOPs do not provide employees the right to vote the shares that are the subject of the TOPs.

     To determine the number of TOPs and STARs available for distribution, we consider market information on options and other forms of long-term incentives and the impact of the programs on the level of dilution to shareowners. The focus in 2004 was on providing differentiated awards based on performance, potential and retention risk.

     Additional information on the TOP Plan is set out in Schedule "F" attached.

TOPS AND STARS GRANTED IN THE LAST THREE YEARS

                                        ISSUED TO
                                     NON-EXECUTIVE      ISSUED TO      ISSUED TO    PERCENTAGE OF EMPLOYEES     TOTAL NUMBER OF
YEAR                                   DIRECTORS        OFFICERS      EMPLOYEES      GRANTED OPTIONS/STARS    TOPS/STARS GRANTED
----                                 -------------      --------      ----------    -----------------------   ------------------
              TOPS
2004...........................             0           511,000       1,601,200             11%                  2,112,200
2003...........................             0           420,000       1,456,500             11%                  1,876,500
2002...........................        57,800           408,000       1,322,400             11%                  1,788,200

             STARS
2004...........................             0                 0       1,304,450             34%                  1,304,450
2003...........................             0                 0         960,350             28%                  1,017,609
2002...........................             0                 0         908,400             29%                    908,400

NUMBER OF OPTIONS OUTSTANDING AND NUMBER OF SHARES RESERVED FOR ISSUE UNDER THE TOP PLAN

     The total TOPs granted and shares reserved for issue under all of our stock-based compensation programs will not exceed 10% of our total outstanding shares. On March 10, 2005 the number of common shares currently the subject of options was 7,001,667 or 5.4% of our total outstanding shares and common shares reserved for future options totalled 2,061,466 or 1.6% of our total outstanding shares. Accordingly, the total number of common shares the subject of TOPs and reserved for future issues of TOPs as of March 10, 2005 was 9,063,133 or 7% of our total outstanding shares.

     Effective July 1, 2004 the shareowners approved the conversion of Nexen's previous Stock Option Plan to the TOP Plan. The TOP Plan allows employees to exchange their TOPs for a cash payment, instead of exercising them for shares, if they choose to do so. No shares are issued when employees exchange their TOPs for a cash payment, which reduces further shareowner dilution over time. Only those TOPs exercised after July 1, 2004 were eligible to be exchanged for cash.

------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPTIONS/TOPS EXERCISED FOR SHARES OR    OPTIONS/TOPS EXERCISED FOR SHARES IN 2004        TOPS EXCHANGED FOR CASH IN 2004
         EXCHANGED FOR CASH IN 2004                     (PERCENTAGE OF TOTAL)                       (PERCENTAGE OF TOTAL)
------------------------------------------------------------------------------------------------------------------------------------
                 3,095,496                                 2,951,096 (95%)                              144,400 (5%)

    TOTAL TOPS EXERCISED FOR SHARES OR                TOPS EXERCISED FOR SHARES                    TOPS EXCHANGED FOR CASH
  EXCHANGED FOR CASH FROM JULY 1, 2004 TO      FROM JULY 1, 2004 TO DECEMBER 31, 2004      FROM JULY 1, 2004 TO DECEMBER 31, 2004
             DECEMBER 31, 2004                          (PERCENTAGE OF TOTAL)                       (PERCENTAGE OF TOTAL)
                  262,680                                   118,280 (45%)                               144,400 (55%)

IMPACT OF THE AMERICAN JOB CREATION ACT OF 2004 (JOB ACT)

     The Job Act was signed into law on October 22, 2004 and contained some unexpected additions that affect deferred compensation for employees, including Nexen's TOPs. The new law requires employees who receive options with a cash payment feature to recognize the taxable income and, in some cases, pay penalties as soon as the options vest, even if they are not exercised at that time. Nexen believed that this change disadvantaged our U.S. employees and diminished the value of TOPs as a long-term incentive for them.

         In order to ease this less favorable tax treatment for U.S. employees, the Board, as allowed under the terms of the TOP Plan, granted options without a cash payment feature to U.S. employees in the December 2004 grant program. Nexen anticipates that it will continue to grant this type of modified TOP to U.S. employees so that they are not disadvantaged in comparison to our other employees. Details of the 2004 program are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                       TOPS GRANTED WITHOUT CASH PAYMENT       PERCENTAGE OF TOPS GRANTED WITHOUT
  TOTAL TOPS GRANTED IN 2004                     FEATURE IN 2004                  CASH PAYMENT FEATURE IN 2004
-----------------------------------------------------------------------------------------------------------------------
          2,112,200                                  498,200                                   24%

PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION

     Competitive compensation information for our President and CEO is determined based on assessments conducted by independent compensation consulting firms which compare similar positions in the oil and gas industry. Target total cash compensation (base salary plus incentive bonus) is competitive within the range of the oil and gas comparator group.

     Mr. Fischer's responsibility is to provide direction and leadership in setting and achieving goals, which will create value for Nexen's shareowners in the short-term and the long-term. More specifically, the goals in 2004 for the CEO were to:

     o develop and execute the corporate strategy, balancing short-term growth while positioning Nexen for continued future growth

     o achieve the targets for cash flow, production, net asset value, earnings per share, cash flow per share and reserve replacement set out in the annual operating plan

     o maintain financial flexibility and liquidity to support business strategies without undue financial risk for shareowners

     o achieve operating, finding and development and general and administrative cost performance targets set out in the annual operating plan

     o achieve top quartile performance in safety, environmental performance and social responsibility

     o    provide for corporate management succession and development

     Based on the Board assessment of Mr. Fischer's achievement of objectives in 2003, his base salary was increased to $850,000 in April 2004 and to $900,000 in July 2004 after an extensive competitive market review. He was awarded a bonus of $860,000 under the Annual Incentive Plan, which was 176% of his target bonus.

     Mr. Fischer was also granted options to purchase 150,000 shares at an exercise price of $50.87 under the Nexen TOP Plan. Awards under the TOP Plan are a direct link to share performance and form a part of the competitive overall compensation package.

EXTERNAL RECOGNITION AND VERIFICATION

     Nexen was recognized for its human resources performance during 2004, as follows:

     o named as one of the 50 Best Employers in Canada in The Globe and Mail's Report on Business magazine

     o    named one of the 100 Top Employers in Canada by Macleans magazine

     Submitted on behalf of the Compensation and Human Resources Committee:

                   John Willson, Chair
                   Dave Hentschel
                   Barry Jackson
                   Francis Saville
                   Dick Thomson
                   Vic Zaleschuk

              CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT

     The Corporate Governance and Nominating Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to
(i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and Board Committee appointments; and, (iii) evaluations of the Board, Board Committees, all individual directors, the Board Chair and Committee Chairs, all with a view to ensuring Nexen is "leading edge" in implementing best-in-class corporate governance practices.

PRINCIPLES AND SYSTEMS FOR THE MANAGEMENT OF CORPORATE GOVERNANCE

     The Board and Management of Nexen are committed to best practices in corporate governance. This is evidenced in the Committee's annual activities and its further commitment to continuous improvement in governance.

     Over the past year, the Committee undertook a review of Nexen's governance practices through an expert, third party, Dr. Richard Leblanc, Special Assistant Professor, Schulich School of Business, York University. In light of his recommendations the Committee reviewed and recommended changes to all of Nexen's Mandates and Position Descriptions, adoption of several new Mandates and Position Descriptions and implementation of a revised Annual Board Performance Evaluation, including an independent, expert review of results. Specifically, the Committee reviewed and recommended:

     o revised Mandates or Position Descriptions for the Board, all Board Committees, the Board Chair and the Chief Executive Officer, which are attached in Schedule "D"

     o new Mandates or Position Descriptions for Individual Directors, all Committee Chairs, the Chief Financial Officer and the Secretary, which are attached in Schedule "D"

     o    revisions to the Corporate Governance Policy, attached as Schedule "A"

     o revisions to the Ethics Policy to provide for a confidential, anonymous hotline for the reporting of ethics concerns by employees and other stakeholders

     o revisions to the Annual Board Performance Evaluation, including expert, third-party analysis of the results

     o    revised Categorical Standards which are attached as Schedule "C"

     With the approval of the Committee, Nexen's governance practices are reported in two tables included in Schedule "B" to this Circular. The first table sets out our compliance in regard to proposed NATIONAL INSTRUMENT 58-101 -- DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES. The second table sets out our compliance in light of the governance rules of the NYSE. Our governance disclosure, documents and practices continue to address the existing TSX guidelines.

IDENTIFYING QUALIFIED CANDIDATES FOR BOARD AND COMMITTEE APPOINTMENTS

     The Committee reviews the committee appointments of all directors annually and makes recommendations to the Board. The Committee considers the independence tests set out in the Categorical Standards, together with the skills and preferences of the directors, in making its recommendations.

EVALUATIONS

     The Committee conducts an annual evaluation of Board, Committees and individual director performance. Part of the evaluation is a skills matrix that sets out the areas of expertise (Managing / Leading Growth; International; CEO; Exploration; Human Resources; Oil and Gas; Financial Acumen; Safety, Environment and Social Responsibility; Diversity; and, Marketing) determined to be essential to ensure appropriate strategic direction. The Committee's review of the experience of the Board indicates that the current skills mix is appropriate.

     The skills matrix is also used in recruiting new members to the Board.

EXTERNAL RECOGNITION AND VERIFICATION

     Nexen was recognized for its governance practises during 2004, as follows:

     o recipient of the Corporate Reporting Award for "Excellence in Corporate Governance Disclosure" presented by the Canadian Institute of Chartered Accountants

     o    named one of the Top 25 Boards in Canada by Canada Business Magazine

     o perfect (10.0) score from Governance Metrics International for governance practices and disclosure

     o AA rating on governance from Rotman School of Business (ranking system accepted by Canadian Coalition for Good Governance)

     o    favorable report on governance practices from Moody's Investor
          Services

     Submitted on behalf of the Corporate Governance and Nominating Committee:

                   Francis Saville, Chair
                   Dennis Flanagan
                   Kevin Jenkins
                   Tom O'Neill
                   Dick Thomson
                   Vic Zaleschuk

                            FINANCE COMMITTEE REPORT

     The Finance Committee's primary purpose is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of Nexen.

FINANCIAL POLICIES AND STRATEGIES

     One of the most significant annual responsibilities of the Committee is to review and make recommendations to the Board on the financing of Nexen's Annual Operating Plan. Nexen's 2005 Annual Operating Plan, including a proposed capital investment program of $2.6 billion, was approved and disclosed in December after the Committee approved the financing plan.

     The Committee also reviews and makes recommendations for the payment of dividends to the holders of Nexen's common shares. Nexen's dividend policy is reviewed regularly by the Committee. During 2004, Nexen paid quarterly dividends of $0.10 per share.

FINANCIAL RISK MANAGEMENT PRACTICES

     During 2004, in connection with their responsibilities in regard to financial risk management, the Committee:

     o regularly reviewed Nexen's finance and investor relations management and activities

     o received regular Risk Management Reports detailing Nexen's marketing and trading operations and marketing risk exposures

     o    reviewed Nexen's insurance program and pension plan liabilities

     o    reviewed the status of Nexen's pension plans

TRANSACTIONS AFFECTING NEXEN'S FINANCIAL PROFILE

     The Committee regularly reviews Nexen's financial profile and recommendations from Management to enhance flexibility or reduce borrowing costs, while retaining an appropriate investment grade credit rating. It also reviews financing options for major transactions, such as the acquisition of the U.K. North Sea properties of EnCana Corporation, which closed in December 2004. The Committee recommended Board approval for Management to proceed with financing the acquisition using a U.S. $1.5 billion bridge loan and U.S. $600 million of cash on hand. Nexen plans to sell $1.5 billion of assets during 2005 to repay debt and has implemented a price protection strategy for 2005 and 2006 using West Texas Intermediate (WTI) put options.

     Submitted on behalf of the Finance Committee:

                   Kevin Jenkins, Chair
                   Dennis Flanagan
                   Eric Newell
                   Francis Saville
                   Dick Thomson
                   John Willson
                   Vic Zaleschuk

                        RESERVES REVIEW COMMITTEE REPORT

     The Reserves Review Committee's primary purpose is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to the annual review of Nexen's petroleum and natural gas reserves.

     In connection with their responsibilities, the Committee performed the following major activities during 2004:

     o    received regular updates on reserves-related regulatory developments

     o    received regular updates on projected annual reserves additions

     o    approved the appointment of an internal qualified reserves evaluator
          (IQRE) as required by the Canadian Securities Administrators

     o approved the appointment of independent qualified reserves evaluators for new areas of activity

     o reviewed Nexen's process for determining the year-end reserves estimates

     o approved having at least 80% of the reserves assessed by independent qualified reserves evaluators

     o    reviewed and approved changes to the Reserves Review Policy

     In February 2005, after meeting with Management, the IQRE and each of the independent reserves evaluators (including sessions without Management present), the Committee recommended approval of Nexen's annual reserves and related disclosures to the Audit and Conduct Review Committee and the Board.

     Submitted on behalf of the Reserves Review Committee:

                   Dennis Flanagan, Chair
                   Dave Hentschel
                   Barry Jackson
                   Eric Newell
                   Tom O'Neill
                   John Willson
                   Vic Zaleschuk

         SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE REPORT

     The Safety, Environment and Social Responsibility Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the "leading edge" in the ongoing institution of best-in-class practices.

     The Committee encourages, assists and counsels Management in maintaining and improving performance. During 2004, in connection with their responsibilities, the Committee:

     o met regularly with Management to: review and discuss overall safety, environmental and social responsibility (SESR) performance and statistics; and, review the draft Sustainability Report

     o regularly reviewed Nexen's safety, environment and social responsibility risk management activities

     o engaged in a detailed review of the findings of an independent audit of Nexen's SESR management systems conducted by PricewaterhouseCoopers and tracked progress against the recommendations that arose from the review

     o    reviewed Nexen's new Alcohol and Drug Policy

     o    received regular detailed security reviews

     The Committee also receives presentations from time to time on a variety of issues such as climate change, access to water and other matters so that members are aware of emerging issues and trends. In 2004, particular issues emphasized included:

     o implications for Nexen of BILL C-45, which introduced changes in Canada to the liability of corporations for providing safe work environments

     o continued focus on the Yemen Safe Driving Initiatives instituted by Nexen, discussion of future initiatives and follow-up reviews on progress

     o    SESR issues related to the acquired U.K. North Sea assets

     o    safety considerations of cell phone use while driving

     Nexen was recognized for or externally verified its SESR performance during 2004, as follows:

     o a pilot project to provide multi-stakeholder external assurance for Nexen's Sustainability Report

     o continued inclusion in the Dow Jones Sustainability Index and the Jantzi Social Index

     o    inclusion in Desjardins Environmental Fund

     o ranking No. 22 Corporate Citizen in Canada by Corporate Knights magazine

     o receiving an Ethics in Action Award for the Squamish, B.C. reclamation project

     Submitted on behalf of the Safety, Environment and Social Responsibility
Committee:

                   Barry Jackson, Chair
                   Dave Hentschel
                   Kevin Jenkins
                   Eric Newell
                   Tom O'Neill
                   Francis Saville
                   John Willson

                               EXECUTIVE OFFICERS

SHARE OWNERSHIP GUIDELINES

     Executive officers are required to demonstrate their commitment to Nexen through share ownership and the Board has approved the officer shareholding guidelines set out below. The period to accumulate the shares is five years and shareholdings include the net value of exercisable options, flow-through shares, shares purchased and held within the Nexen Employee Savings Plan and any other personal holdings. All executives hold the required number of shares directly or through the net value of their exercisable options. The guidelines are reviewed from time to time.

POSITION                                                REQUIRED SHAREHOLDINGS
--------                                                ----------------------
President and CEO...............................      Three times annual salary
CFO.............................................        Two times annual salary
Other Executive Officers........................        One times annual salary

SHARE OWNERSHIP TABLE

     Certain of Nexen's executive officers, and all current directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over the following common shares of Nexen as at March 10, 2005:

                                                                              NUMBER OF      EXERCISABLE        TOTAL
EXECUTIVE                                                                     SHARES(1)       OPTIONS(1)       OPTIONS
---------                                                                     ---------       ----------       -------
Charles W. Fischer.....................................................         35,807          514,000        763,000
Laurence Murphy........................................................         23,638           52,580        128,550
Douglas B. Otten.......................................................         28,055           85,958        161,928
Marvin F. Romanow......................................................         26,477          202,200        312,000
Thomas A. Sugalski.....................................................             17           35,800         95,500
All directors and executive officers as a group (22 persons)...........        248,451        1,331,515      2,259,614

NOTE:

(1) The number of shares and the number of options exercisable by each beneficial owner represents less than 1% of the class outstanding.

LOANS TO OFFICERS

     As set out in the Corporate Governance Policy, attached as Schedule "A", Nexen does not make loans to its officers and there are no loans outstanding from Nexen to any of its officers.

                    SUMMARY COMPENSATION TABLE FOR EXECUTIVES

                                                 ANNUAL COMPENSATION                          LONG-TERM COMPENSATION AWARDS
                                  -----------------------------------------------     --------------------------------------------
                                                                                      SECURITIES    RESTRICTED
                                                                                      UNDERLYING    SHARES OR
                                                                     OTHER ANNUAL      OPTIONS      RESTRICTED         ALL OTHER
                                             SALARY     BONUS(1)     COMPENSATION      GRANTED      SHARE UNITS       COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR        ($)         ($)            ($)             (#)           ($)                ($)
---------------------------       ----      -------     --------     ------------     ----------    -----------       ------------
Charles W. Fischer...........     2004      847,917    1,310,000         --            150,000         --                 50,875(2)
President and CEO                 2003      725,000      600,000         --            100,000         --                 43,500(2)
                                  2002      637,500      300,000         --            100,000         --                 38,250(2)
----------------------------------------------------------------------------------------------------------------------------------
Marvin F. Romanow............     2004      462,500      555,000         --             57,000         --                 27,750(2)
Executive Vice President and      2003      440,500      267,000         --             55,000         --                 26,430(2)
CFO                               2002      418,000      310,000         --             50,000         --                 25,080(2)
----------------------------------------------------------------------------------------------------------------------------------
Douglas B. Otten.............     2004      438,005      299,345         --             40,000         --       26,280(2)/63,536(3)
Senior Vice President,            2003      416,152      226,170         --             37,000         --       24,969(2)/60,221(3)
United States Oil and Gas         2002      485,873      125,886         --             35,000         --       29,156(2)/63,004(3)
----------------------------------------------------------------------------------------------------------------------------------
Thomas A. Sugalski...........     2004      403,465      208,240         --             30,000         --       24,208(2)/56,165(4)
Senior Vice President,            2003      384,439      156,380         --             30,000         --       23,066(2)/53,395(4)
Chemicals                         2002      449,993      118,019                        30,000         --       26,999(2)/60,889(4)
----------------------------------------------------------------------------------------------------------------------------------
Laurence Murphy..............     2004      385,500      565,000         --             40,000         --                 23,130(2)
Senior Vice President,            2003      366,500      196,000         --             37,000         --                 21,990(2)
International Oil and Gas         2002      346,000       90,000         --             35,000         --                 20,760(2)
----------------------------------------------------------------------------------------------------------------------------------

NOTES:

For the Chief Executive Officer and four other highest compensated officers.

(1) Bonuses for a year are determined based on performance during the year and are generally paid to the employee in the following year. Bonuses are paid pursuant to the Annual Incentive Plan, which is described on page 26. The bonuses indicated were the payments made in the year shown and include special bonuses of $450,000, $225,000 and $200,000 paid to Messrs. Fischer, Murphy and Romanow, respectively, for successful completion of the U.K. North Sea Acquisition in 2004.

(2)  Nexen contributions to the Employee Savings Plan.

(3) Nexen contributed to a qualified Defined Contribution Plan and a Restoration Plan with Nexen Petroleum U.S.A. Inc. for Mr. Otten.

(4) Nexen contributed to a qualified Defined Contribution Plan and a Restoration Plan with Nexen Chemicals U.S.A. Inc. for Mr. Sugalski.


                              EMPLOYEE SAVINGS PLAN

     The Summary Compensation Table includes Nexen's contribution to the savings plan made on behalf of executive officers. All regular employees may participate in our Employee Savings Plan. Through payroll deductions, employees may contribute any percentage of their regular earnings to purchase Nexen common shares or mutual fund units or a combination of Nexen common shares and mutual fund units. Nexen matches employee contributions to a maximum of 6% of regular earnings. The extent of matching is based on the investment option selected and the employee's length of participation in the plan. The full amount of Nexen's contribution is invested in common shares and is fully vested immediately. Employee and employer contributions may be allocated to registered or non-registered accounts. Employees may vote the Nexen common shares they hold in the Employee Savings Plan.

     For employees in the U.S., the savings plan is intended to qualify under
Section 401(a) and 501(a) of the INTERNAL REVENUE CODE. Nexen matches employee contributions to a maximum of 6% of eligible compensation. The full amount of Nexen's matching contribution is invested in common shares and is fully vested immediately.

                                     OPTIONS

     Pursuant to Nexen's TOP Plan, the Board, on the recommendation of the Compensation and Human Resources Committee, may grant options to Nexen officers and employees. Nexen does not receive any consideration when options are granted. The exercise price is the market price of Nexen's common shares on the TSX for Canadian based employees or the NYSE for U.S. based employees, when the option is granted.

     The Board determines the term of each option, to a maximum of ten years, and the vesting schedule. For all options granted before February 2001, each option has a term of ten years; 20% of the grant vests after six months and then 20% more vests each year for four years on the anniversary of the grant. In February 2001, the Compensation and Human Resources Committee and the Board approved an amendment so that each option granted has a term of five years and vests one-third each year over three years. Generally, if a change of control event (as defined in TOP Plan) occurs, all issued but unvested options will become vested. Additional information on the TOP Plan is set out in Schedule "F".

                                                   OPTION GRANTS DURING 2004

                                                                                                         POTENTIAL REALIZABLE
                                                                                                           VALUE AT ASSUMED
                                                                                                            ANNUAL RATES OF
                               SECURITIES       % OF TOTAL                                                    STOCK PRICE
                               UNDERLYING       TOPS/STARS                                                 APPRECIATION FOR
                                  TOPS          GRANTED TO      EXERCISE OR                                  TERM OF TOPS
                                 GRANTED       EMPLOYEES IN     BASE PRICE(1)                           ------------------------
NAME                               (#)        FINANCIAL YEAR    ($/SECURITY      EXPIRATION DATE          5% ($)      10% ($)
----                            ---------     --------------    -----------      ---------------        ----------    ----------
Charles W. Fischer........       150,000            4.5             50.87        December 6, 2009        2,108,166    4,658,497
Marvin F. Romanow.........        57,000            1.7             50.87        December 6, 2009          801,103    1,770,229
Douglas B. Otten..........        40,000            1.2          42.32 (US$)     December 6, 2009          604,442    1,335,658
Thomas A. Sugalski........        30,000            0.9          42.32 (US$)     December 6, 2009          453,331    1,001,744
Laurence Murphy...........        40,000            1.2             50.87        December 6, 2009          562,178    1,242,266

NOTE:

(1) Equal to the market price of securities underlying options on the business day before the date of grant.

                                  OPTION EXERCISES DURING 2004 AND FINANCIAL YEAR-END OPTION VALUES

                                                                          NUMBER OF SECURITIES
                                                                               UNDERLYING                VALUE OF UNEXERCISED
                                   SECURITIES                               UNEXERCISED TOPS              IN-THE-MONEY TOPS
                                   ACQUIRED ON         VALUE             AT FINANCIAL YEAR-END          AT FINANCIAL YEAR-END
                                    EXERCISE         REALIZED(1)       EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
NAME                                   (#)               ($)                      (#)                           ($)(2)
----                               -----------       -----------       -------------------------      -------------------------
Charles W. Fisher.........            26,400            731,328                514,000/249,000            9,562,740/830,610
Marvin F. Romanow.........            62,000            968,300                202,200/109,800            3,068,535/432,465
Douglas B. Otten..........            75,696          1,979,928                111,805/ 75,970            1,981,117/513,066
Thomas A. Sugalski........            95,500          2,111,164                 35,800/ 59,700              827,468/429,066
Laurence Murphy...........           108,000          2,797,130                104,030/ 75,970            1,406,613/297,578

NOTE:

(1)  Equals market price at the time of the exercise minus exercise price.

                                  BENEFIT PLANS

     All named executive officers, except Mr. Sugalski and Mr. Otten, are members of Nexen's Defined Benefit Pension Plan and of the Executive Benefit Plan. Both Mr. Sugalski and Mr. Otten are employed in the U.S. and are members of a Qualified 401(k) Savings Plan, a qualified Defined Contribution Pension Plan and a non-qualified Restoration Plan.

DEFINED BENEFIT PENSION PLAN (CANADA)

     Under this registered pension plan, participants must contribute 3% of their regular gross earnings, up to an allowable maximum. Upon retirement, participants are entitled to a benefit equal to 1.7% of their average earnings for the 36 highest paid consecutive months during the ten years before retirement, multiplied by the number of years of credited service. The plan is integrated with the Canada Pension Plan (CPP) in order to provide a maximum offset of one-half of the prevailing CPP benefit. Nexen contributed $5.1 million to the Defined Benefit Pension Plan in 2004.

     Pension benefits earned prior to January 1, 1993 may be indexed on an ad hoc basis. Pension benefits earned after December 31, 1992 will be indexed at an amount not greater than 5% and not less than 0% and equal to the greater of:

     o    75% of the increase in the Canadian Consumer Price Index, less 1%; and

     o    25% of the increase in the Canadian Consumer Price Index.

     Effective January 1, 2005, the plan was amended to permit plan participants to periodically switch between the Defined Benefit Pension Plan and the Defined Contribution Pension Plan at different stages in their careers. In addition, the benefit accrual formula under the plan was increased from 1.7% to 1.8% for contributions after January 1, 2005. Plan participants have been provided with an opportunity to further increase their benefit accrual formula on a go-forward basis, from 1.8% to 2%, through additional tax-effective employee contributions.

Employees who chose this option are required to contribute an additional 2% of pensionable earnings to the allowable maximum.

EXECUTIVE BENEFIT PLAN (CANADA)

     The Executive Benefit Plan (EBP) provides supplemental retirement benefits for Defined Benefit Pension Plan participants who have earned a retirement benefit in excess of the statutory limits. Ten executive officers, together with all employees who have exceeded the statutory limit with their earned retirement benefits, participate in the EBP. This supplemental benefit provides employees the opportunity to accrue a pension that is more in line with their final earnings level and also ensures competitiveness within our marketplace. Benefits are accrued under the EBP similar to the underlying registered pension plan formula which provides for benefits of 1.7% for credited service prior to 2005 and 1.8% or 2% for credited service from and after 2005. For executive officers, annual incentive payments made during the last three years of participation in the EBP are also included for benefit accrual purposes. For the annual incentives, pension benefit is accrued on the lesser of target bonus or actual bonus paid, averaged over the final three years of participation, and the associated pension benefit is payable from the EBP.

     The pension expense for the EBP is determined and recognized annually. Benefits payable for the year are paid from the cash flows from Nexen's general operating revenues and are a reduction to the related pension liability. As liabilities under the EBP are not funded, a level of protection is provided to participants through a letter of credit. The letter of credit basically makes participants secured creditors up to the aggregate value of the letter of credit. This is separate from the protection of benefits in the registered Defined Benefit Pension Plan, which is funded. The service cost for the letter of credit was $163,500 in 2004.

     As indicated in the notes to our financial statements, Nexen's supplemental pension plan's accumulated benefit obligation (the projected benefit obligation excluding future salary increases) was $23 million at December 31, 2004 and the projected benefit obligation for supplemental benefits was $34 million at that same date. The projected benefit obligation for supplemental benefits is an estimated amount based on assumptions, which represent contractual entitlements that may change over time. The method used to determine this estimated amount will not be identical to the method used by other issuers and, as a result, the figures may not be directly comparable across companies. The key assumptions used for the projected benefit obligation were a discount rate of 6% per year, a long term rate of compensation increases of 4% per year and an expected average remaining service life of ten years.

     Effective January 1, 2005, the EBP was amended to provide a supplemental pension allocation for Defined Contribution Pension Plan participants who are affected by annual statutory contribution limits. In 2005, the supplemental allocation for eligible participants will be $18,000. No Canadian executive officer participates in the Defined Contribution Pension Plan.

DEFINED CONTRIBUTION PENSION PLAN (U.S.)

     Under this qualified retirement plan, Nexen provides participants with a contribution of 6% of eligible compensation up to the Social Security taxable wage base and 11.5% of eligible compensation that exceeds the Social Security taxable wage base. For 2004, the maximum contribution permitted by legislation to defined contribution plans was $41,000 per participant.

NON-QUALIFIED RESTORATION PLAN (U.S.)

     This plan is intended to be an unfunded and non-qualified deferred compensation arrangement that provides deferred compensation benefits to a select group of Management or highly compensated employees. The plan is established and maintained for the purpose of providing benefits in excess of applicable legislative limits.

ESTIMATED PENSION BENEFIT

     This table shows the estimated annual pension an executive officer who retired on December 31, 2004 would receive, assuming that the amount in the Summary Compensation Table is the officer's final average salary. It includes benefits from both the Defined Benefit Pension Plan and the EBP and assumes a retirement age of 65. The normal form of benefit paid from this plan is joint life with 66 2/3% to the surviving spouse.

PENSION PLAN TABLE

                                                                      YEARS OF SERVICE
                            ----------------------------------------------------------------------------------------------------
REMUNERATION                     5            10              15             20             25             30             35
------------                ----------     ----------     ----------     ----------     ----------     ----------     ----------
$500,000 ..............     $   41,802     $   83,604     $  125,406     $  167,209     $  209,011     $  250,813     $  292,615
$550,000 ..............     $   46,052     $   92,104     $  138,156     $  184,209     $  230,261     $  276,313     $  322,365
$600,000 ..............     $   50,302     $  100,604     $  150,906     $  201,209     $  251,511     $  301,813     $  352,115
$650,000 ..............     $   54,552     $  109,104     $  163,656     $  218,209     $  272,761     $  327,313     $  381,865
$700,000 ..............     $   58,802     $  117,604     $  176,406     $  235,209     $  294,011     $  352,813     $  411,615
$750,000 ..............     $   63,052     $  126,104     $  189,156     $  252,209     $  315,261     $  378,313     $  441,365
$800,000 ..............     $   67,302     $  134,604     $  201,906     $  269,209     $  336,511     $  403,813     $  471,115
$850,000 ..............     $   71,552     $  143,104     $  214,656     $  286,209     $  357,761     $  429,313     $  500,865
$900,000 ..............     $   75,802     $  151,604     $  227,406     $  303,209     $  379,011     $  454,813     $  530,615
$950,000 ..............     $   80,052     $  160,104     $  240,156     $  320,209     $  400,261     $  480,313     $  560,365
$1,000,000 ............     $   84,302     $  168,604     $  252,906     $  337,209     $  421,511     $  505,813     $  590,115
$1,050,000 ............     $   88,552     $  177,104     $  265,656     $  354,209     $  442,761     $  531,313     $  619,865
$1,100,000 ............     $   92,802     $  185,604     $  278,406     $  371,209     $  464,011     $  556,813     $  649,615
$1,150,000 ............     $   97,052     $  194,104     $  291,156     $  388,209     $  485,261     $  582,313     $  679,365
$1,200,000 ............     $  101,302     $  202,604     $  303,906     $  405,209     $  506,511     $  607,813     $  709,115
$1,250,000 ............     $  105,552     $  211,104     $  316,656     $  422,209     $  527,761     $  633,313     $  738,865
$1,300,000 ............     $  109,802     $  219,604     $  329,406     $  439,209     $  549,011     $  658,813     $  768,615
$1,350,000 ............     $  114,052     $  228,104     $  342,156     $  456,209     $  570,261     $  684,313     $  798,365
$1,400,000 ............     $  118,302     $  236,604     $  354,906     $  473,209     $  591,511     $  709,813     $  828,115
$1,450,000 ............     $  122,552     $  245,104     $  367,656     $  490,209     $  612,761     $  735,313     $  857,865
$1,500,000 ............     $  126,802     $  253,604     $  380,406     $  507,209     $  634,011     $  760,813     $  887,615
$1,550,000 ............     $  131,052     $  262,104     $  393,156     $  524,209     $  655,261     $  786,313     $  917,365
$1,600,000 ............     $  135,302     $  270,604     $  405,906     $  541,209     $  676,511     $  811,813     $  947,115
$1,650,000 ............     $  139,552     $  279,104     $  418,656     $  558,209     $  697,761     $  837,313     $  976,865
$1,700,000 ............     $  143,802     $  287,604     $  431,406     $  575,209     $  719,011     $  862,813     $1,006,615
$1,750,000 ............     $  148,052     $  296,104     $  444,156     $  592,209     $  740,261     $  888,313     $1,036,365
$1,800,000 ............     $  152,302     $  304,604     $  456,906     $  609,209     $  761,511     $  913,813     $1,066,115
$1,850,000 ............     $  156,552     $  313,104     $  469,656     $  626,209     $  782,761     $  939,313     $1,095,865
$1,900,000 ............     $  160,802     $  321,604     $  482,406     $  643,209     $  804,011     $  964,813     $1,125,615
$1,950,000 ............     $  165,052     $  330,104     $  495,156     $  660,209     $  825,261     $  990,313     $1,155,365
$2,000,000 ............     $  169,302     $  338,604     $  507,906     $  677,209     $  846,511     $1,015,813     $1,185,115

     Additional past service credits or accelerated service benefits must be approved by the Board. No accelerated service credits have been authorized. Additional past service credits authorized by the Board for the three named executive officers who participate in the EBP are noted in the table below. Information on the qualified and non-qualified Defined Contribution Pension Plan contributions for the other two named executive officers, Mr. Otten and Mr. Sugalski, is included in the Summary Compensation Table for Executives on page 35.

                                             YEARS OF                      FINAL                   ACCRUED ANNUAL
                                        CREDITED SERVICE(1)         AVERAGE EARNINGS(1)          PENSION BENEFIT(1)
NAME                                            (#)                         ($)                         ($)
----                                    -------------------         -------------------          ------------------
Charles W. Fischer...............              20.58(2)                  1,140,139                    396,100
Marvin F. Romanow................              17.50(2)                    624,167                    205,900
Laurence Murphy..................              18.67                       492,267                    153,600

NOTES:

(1)  All information as of December 31, 2004.

(2) Ten years of additional past service credits were granted to both Mr. Fischer and Mr. Romanow by the Board in 2001.

                          CHANGE OF CONTROL AGREEMENTS

     Nexen has entered into Change of Control Agreements with Messrs. Fischer, Romanow, Otten, Sugalski, Murphy and other key executives. The agreements were effective October 1999, amended December 2000 and amended and restated December 2001. The agreements recognize that these executives are critical to Nexen's ongoing business. They recognize the need to retain the executives, protect them from employment interruption due to a change in control and treat them in a fair and equitable manner, consistent with industry standards.

     For the purposes of these agreements, a change of control includes any acquisition of common shares or other securities that carry the right to cast more than 35% of the votes attaching to all common shares and, in general, any event, transaction or arrangement which results in a person or group exercising effective control of Nexen.

     If the named executives are terminated following a change in control, they will be entitled to receive salary and benefits for a specified severance period. For Mr. Fischer and Mr. Romanow, the severance period is 36 months. They may also terminate their employment on a voluntary basis following a change of control with severance periods of 36 and 30 months, respectively. For Messrs. Otten, Sugalski and Murphy, the severance period is 30 months.

                          OFFICERS' LIABILITY INSURANCE

     Nexen maintains a directors' and officers' liability insurance policy for the benefit of our directors and officers. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of U.S. $130 million with a U.S. $1 million deductible per occurrence. The cost of coverage for 2004 was approximately U.S. $0.8 million.

                             SHARE PERFORMANCE GRAPH

     The following graph shows changes in the past five year period, ending December 31, 2004 in the value of $100 invested in our common shares, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Sector Index and the S&P/TSX Oil & Gas Exploration & Production Index as at December 31, 2004. Our common shares are included in each of these indices.


                            TOTAL RETURN INDEX VALUES

                              [LINE CHART OMITTED]


                                                         1992/12     2000/12      2001/12      2002/12      2003/12      2004/12
                                                         -------     -------      -------      -------      -------      -------
Nexen, Inc. .......................................       100.00      130.86       110.92       123.22       170.29       178.13
S&P/TSX Energy Sector Index .......................       100.00      147.69       157.90       179.60       224.43       292.41
S&P/TSX Oil & Gas Explor. & Prod. Index ...........       100.00      147.04       151.79       173.66       211.85       298.03
S&P/TSX Composite Index ...........................       100.00      107.41        93.91        82.23       104.20       119.29

       Assuming an investment of $100 and the reinvestment of dividends.




The contents and sending of this Circular have been approved by the Board.


                                                    /s/ John B. McWilliams, Q.C.
                                                    ---------------------------
                                                        John B. McWilliams, Q.C.
                                                                       Secretary

All governance documents set out in Schedules "A", "C" and "D" as well as a full copy of this Circular can be accessed on our website as well. We have chosen to include them all in the Circular this year for the ease of reference of our shareowners.

                                                                    SCHEDULE "A"
                                                                    ------------


                           CORPORATE GOVERNANCE POLICY

                         CORPORATE POLICIES & PROCEDURES
                              CORPORATE GOVERNANCE


POLICY NUMBER:                 A103

Original Approval Date:        September 18, 1996

Revised:                       November 1, 2000 and July 17, 2003

Last Revised and Approved:     February 10, 2005

Prepared by:                   John McWilliams

Approved by:                   Charlie Fischer, President and Chief Executive
                               Officer; Corporate Governance and Nominating
                               Committee; Board of Directors

POLICY

      Nexen is committed to transparency and responsible corporate governance practices. The Corporate Governance Policy is a framework for the way in which corporate governance is carried out within Nexen. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations. Nexen will review this policy annually to ensure that it includes the most current governance standards and best-in-class practices.

THE BOARD

DUTIES AND RESPONSIBILITIES

      The Board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen's business and affairs and to grow value responsibly, in a profitable and sustainable manner.

      The Board annually reviews and confirms or updates its Mandate which sets out the duties and responsibilities of the Board. The Board Mandate will be publicly disclosed.

INDEPENDENCE FROM MANAGEMENT

      The Board meets without management at every regularly scheduled meeting.

SIZE OF BOARD AND SELECTION PROCESS

      As required by Nexen's Articles, the Board consists of between 3 and 15 directors at all times. Directors are elected by the shareholders each year at the annual meeting (AGM). The Board may from time to time appoint additional directors between AGMs, who will serve until the next AGM.

      All candidates for election or appointment to the Board will initially be reviewed and recommended by the Corporate Governance and Nominating Committee.

DIRECTORS

DUTIES AND RESPONSIBILITIES

      Each individual Director of Nexen will contribute actively and collectively to the effective governance of Nexen. The Board annually reviews and confirms or updates the Individual Director Mandate which sets out the duties and responsibilities of individual Directors. The Individual Director Mandate will be publicly disclosed.

INDEPENDENCE

      The Board annually reviews and confirms or updates the Categorical Standards for Director Independence (Categorical Standards). The Categorical Standards set out the requirements for determining independence of Directors and members of the Audit and Conduct Review Committee. The Categorical Standards will be publicly disclosed.

      The Board annually and when circumstances require reviews and makes a determination on the independence of each Director in light of the Categorical Standards and applicable law. The independence determinations will be disclosed publicly.

      Nexen will maintain an independent Board at all times, with at least two-thirds of the members determined to be independent.

ATTENDANCE

      Directors will strive for attendance at all Board and Board Committee meetings. Nexen will publicly disclose the Director attendance record annually.

ORIENTATION

      Nexen has established and maintains an in-depth orientation program for new directors which includes: information on the role of the Board and each of its Committees; company and industry information; and, the contribution individual directors are expected to make. Each new Director receives a binder with up-to-date information on Nexen's corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new Director will attend an orientation session detailing the values and strategy of Nexen and reviewing its operations, internal structure and processes. As well, regardless of which Committees a new Director is on or will be appointed to, each new Director will be invited to attend a full set of Committee meetings.

CONTINUING EDUCATION

      Presentations are made regularly to the Board and Committees to educate and keep them informed of changes within Nexen and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all Directors from time to time. Trips to various operating sites are also arranged for Directors. The Corporate Governance and Nominating Committee reviews information on available external educational opportunities and ensures Directors are aware of the opportunities. Nexen pays tuition and expenses for Directors to attend external education sessions. Nexen will and does pay for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities.

PERFORMANCE EVALUATION

      Every Director participates in the annual performance evaluation review. The review consists of a questionnaire and an interview process. The responses to the questionnaire, which explores the performance of the Board as a whole, all Board Committees, and the performance and skills of individual Directors, are submitted to an independent, third-party for analysis. A report is provided to the Chair of the Corporate Governance and Nominating Committee who then holds one-on-one interviews with the Directors. The results of the questionnaire and the interviews are presented to the Board Chair and the whole Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee then reports to the Board and recommends any changes or further actions to address issues that were identified.

COMPENSATION

      Nexen reviews the compensation of Directors, the Board Chair and the Committee Chairs regularly. The Compensation and Human Resources Committee makes recommendations to the Board with respect to compensation of Directors, the Board Chair and Committee Chairs. All compensation paid to Directors will be publicly disclosed.

PERFORMANCE-BASED COMPENSATION

      Directors who are not Officers of Nexen are not eligible to receive stock options. They do receive alternate performance-based compensation, currently deferred stock units. All performance-based compensation granted to Directors will be publicly disclosed.

RETIREMENT

      In order to provide access to a broader group of qualified directors and in light of Nexen's annual performance evaluations of its Directors, the retirement age was revised from 72 years to 75 years on February 10, 2005. Directors who are 75 years of age will not be eligible to stand for election at the next AGM. Directors who turn 75 during their term are eligible to finish out that term.

TERM LIMIT

      Nexen has not set a term limit for its Directors. While term limits ensure fresh viewpoints on the Board, they also cause a company to lose the valuable contributions of those directors who best understand the business of the company and the challenges it faces. As an alternative to strict term limits, annual performance evaluations are conducted and Nexen has a retirement age policy.

BOARD COMMITTEES

INDEPENDENCE FROM MANAGEMENT

      Board Committees meet without management at each regularly scheduled meeting.

      A Director who is an Officer of Nexen will not be a member of any Board Committee.

COMMITTEES

      Nexen is required to have an audit committee (Nexen's Audit and Conduct Review Committee) a compensation committee (Nexen's Compensation and Human Resources Committee), a nominating/corporate governance committee (Nexen's Corporate Governance and Nominating Committee) and a reserves committee (Nexen's Reserves Review Committee). The Board has also authorized a Finance Committee and a Safety, Environment and Social Responsibility Committee. The Board may also authorize other committees, as it feels are appropriate.

      The AUDIT AND CONDUCT REVIEW COMMITTEE assists the Board in overseeing (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that Management has established; (v) performance of the internal and external audit process and the independent auditor; and, (vi) implementation and effectiveness of the Ethics Policy and the compliance programs under the Ethics Policy.

      The COMPENSATION AND HUMAN RESOURCES COMMITTEE assists the Board in overseeing (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive Management compensation; and, (iii) executive Management succession and development.

      The CORPORATE GOVERNANCE AND NOMINATING COMMITTEE assists the Board in overseeing (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and,
(iii) evaluations of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs, all with a view to ensuring Nexen is "leading edge" in implementing best-in-class corporate governance practices.

      The FINANCE COMMITTEE assists the Audit and Conduct Review Committee and the Board in overseeing (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of Nexen.

      The RESERVES REVIEW COMMITTEE assists the Audit and Conduct Review Committee and the Board in overseeing the annual review of Nexen's petroleum and natural gas reserves.

      The SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE assists the Board in overseeing due diligence in the development and implementation of systems for the management of safety, environment and social responsibility.

MANDATES

      Each current Board Committee has developed a Mandate, setting out its duties and responsibilities, which has been approved by the Board. All Board Committee Mandates are reviewed annually by the Corporate Governance and Nominating Committee and the relevant Board Committee. Any changes to Board Committee Mandates will be approved by the Board. All Board Committee Mandates will be publicly disclosed.

MEMBER INDEPENDENCE

      All members of the Audit and Conduct Review Committee, Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee will be independent pursuant to Nexen's Categorical Standards and applicable law. The Categorical Standards set out additional independence requirements for members of the Audit and Conduct Review Committee. A majority of the members of the Finance Committee, the Reserves Review Committee and the Safety, Environment and Social Responsibility Committee will be independent pursuant to Nexen's Categorical Standards and applicable law. The Board annually reviews and makes a determination on the independence of each of the members of the Committees in light of the Categorical Standards. Independence of all Committee members will publicly disclosed.

AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERTS

      All members of the Audit and Conduct Review Committee will be financially literate. "Financial literacy" is defined by the Board and the definition will be publicly disclosed. At least one member of the Audit and Conduct Review Committee will be a financial expert under applicable law. The Board annually reviews and makes a determination on financial experts. Those members of the Audit and Conduct Review Committee who are determined to be financial experts will be publicly disclosed.

REPORTING

      The Board receives reports from the Board Committees at each regular meeting. The Board Committees also report to other Board Committees from time to time, as required.

BOARD, BOARD COMMITTEES AND INDIVIDUAL DIRECTORS

ADVISORS

      The Board and all Board Committees will have the authority to engage independent advisors, at Nexen's expense, to assist them in carrying out their responsibilities. Individual Directors may engage independent advisors at Nexen's expense in appropriate circumstances and with the approval of the Corporate Governance and Nominating Committee.

CHAIRS

DUTIES AND RESPONSIBILITIES OF THE CHAIRS

      The Board has adopted and maintains and annually reviews and updates or confirms the Position Descriptions for the Board Chair and the Committee Chairs which set out the duties and responsibilities of the Chairs. The Positions Descriptions for the Board and Committee Chairs will be publicly disclosed.

TERM GUIDELINES FOR CHAIRS

      The Board has determined that the Board Chair and Committee Chairs will serve for a term of no more than five years, unless circumstances exist that make continuity of leadership desirable at the time. Accordingly, on February 10, 2005, the Board adopted term guidelines of five years for service as the Board Chair or a Committee Chair, subject to review by the Corporate Governance and Nominating Committee in each case.

OFFICERS

DUTIES AND RESPONSIBILITIES OF THE CHIEF EXECUTIVE OFFICER (CEO)

      The Board has adopted and regularly reviews and updates or confirms the CEO Position Description which sets out the duties and responsibilities of the CEO. The CEO Position Description will be publicly disclosed.

      The Board also reviews and approves Annual Objectives for the CEO. The independent Directors, with recommendations from the Compensation and Human Resources Committee, annually approve CEO compensation in light of the achievement of the Annual Objectives.

DUTIES AND RESPONSIBILITIES OF OTHER OFFICERS

      The Board has adopted and regularly reviews and updates or confirms Position Descriptions which set out the duties and responsibilities for each of the Chief Financial Officer (CFO) and the Secretary. The CFO and Secretary Position Descriptions will be publicly disclosed.

SUCCESSION PLANNING

      The Compensation and Human Resources Committee reviews and reports to the Board annually on the succession plan for Nexen's CEO and senior management.

DIRECTORS AND OFFICERS

SHARE OWNERSHIP

      The Board regularly reviews its guidelines for shareholdings of Directors and Officers. The guidelines will be publicly disclosed.

LOANS

      Nexen will not make any loans to its Directors or Officers.

POLICIES

ETHICS POLICY

      The Corporate Governance and Nominating Committee, the Audit and Conduct Review Committee and the Board annually review and update or confirm the Ethics Policy applicable to all directors, officers and employees. The Board, through the Audit and Conduct Review Committee, receives regular reports on compliance with the

Ethics Policy. The Ethics Policy will be publicly disclosed on Nexen's website. Any waivers of or changes to the Ethics Policy will be approved by the Board and will be appropriately disclosed.

      The Ethics Policy contains provisions for the submission of complaints by employees and others with respect to financial reporting, internal accounting and audit matters. The Ethics Policy includes protection from retaliation for employees who submit complaints.

      As set out in the Ethics Policy, Nexen has developed and regularly reviews and updates the following related policies:

      Human Rights Policy
      Environmental Conservation Policy
      Safety, Environment and Social Responsibility Policy
      Security Policy
      Competition Policy
      Conflict of Interest Policy
      Trading in Company Securities Policy
      Prevention of Improper Payments and Related Actions Policy
      External Communications Policy
      Confidential Information Policy
      Employee Protection of Computer Hardware, Software, and Data Policy Employee / Labour Relations Policy

TRADING IN COMPANY SECURITIES POLICY

      To prevent insider trading, Nexen has developed and regularly reviews and updates the procedures under its Trading in Company Securities Policy applicable to all directors, officers and employees.

EXTERNAL COMMUNICATIONS POLICY

      Nexen has developed and annually reviews and updates or confirms its External Communications Policy. The External Communications Policy will be publicly disclosed on Nexen's website.

DISCLOSURE

ANNUAL GOVERNANCE REPORTING

      Nexen will annually publicly disclose its governance practices in compliance with relevant Canadian and U.S. laws or rules.

ONGOING GOVERNANCE DISCLOSURE

      Nexen will publicly disclose its Corporate Governance Policy; Categorical Standards; Mandates of the Board, Individual Directors and all Board Committees; Position Descriptions for the Board Chair, Committee Chairs, CEO, CFO and Secretary; its Ethics Policy; and, the External Communications Policy, as referred to in this Corporate Governance Policy.

      Nexen will publicly disclose any waivers of any of the provisions of or any changes to any one of its Corporate Governance Policy; Categorical Standards; Mandates of the Board, Individual Directors and all Board Committees; Position Descriptions for the Board Chair, Committee Chairs, CEO, CFO and Secretary; its Ethics Policy; and, the External Communications Policy, as referred to in this Corporate Governance Policy.

ACCESS TO DISCLOSURES

      Documents and information referred to in this Policy as being publicly disclosed may be accessed through the Governance section of Nexen's website (www.nexeninc.com). As required by law, certain information is included in Nexen's annual Proxy Circular or its Form 10-K filing.

                                                                    SCHEDULE "B"

                  PROPOSED NATIONAL INSTRUMENT 58-101 AND NYSE
                     CORPORATE GOVERNANCE COMPLIANCE TABLES
                FORM 58-101F -- CORPORATE GOVERNANCE DISCLOSURE

------------------------------------------------------------------------------------------------------------------------------------
            GOVERNANCE DISCLOSURE REQUIREMENT                COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
1.   (a)   Disclose the identity of directors who are           Yes       The nine Board members who are independent pursuant to our
           independent.                                                   Categorical Standards are set out in the table on page 19.

     (b)   Disclose the identity of directors who are           Yes       The two Board members who are not independent pursuant
           not independent, and describe the basis for                    to our Categorical Standards and the basis for that
           that determination.                                            determination are set out in the table on page 19. Our
                                                                          Categorical Standards, attached as Schedule "C",
                                                                          specifically require analysis of the nature and
                                                                          significance of relationships between the directors and
                                                                          Nexen to determine independence.

     (c)   Disclose whether or not a majority of the            Yes       Nine of the 11 nominees proposed by Management for
           directors are independent.                                     election to the Board are independent under our
                                                                          Categorical Standards.

     (d)   If a director is presently a director of any         Yes       All directorships with other public entities for each of
           other issuer that is a reporting issuer (or                    the Board members are set out in the table on page 18.
           the equivalent) in a jurisdiction or a foreign
           jurisdiction, identify both the other director
           and the other issuer.

     (e)   Disclose whether or not the independent              Yes       The non-executive directors of the Board and Board
           directors hold regularly scheduled meetings                    Committees meet without Management at every regularly
           at which members of management are not in                      scheduled meeting. Board Committees meet with external
           attendance. If the independent directors hold                  consultants and internal personnel, without Management,
           such meetings, disclose the number of                          when they see fit. The number of meetings without
           meetings held during the preceding 12 months.                  Management held during 2004 and in the last 12 months is
           If the independent directors do not hold such                  set out in the table on page 20. Mr. Newell, who is
           meetings, describe what the board does to                      technically not independent until January 2, 2007 because
           facilitate open and candid discussion among                    a Nexen executive sat on the compensation committee of
           its independent directors.                                     Syncrude while he was an executive there, participates in
                                                                          the meetings without Management of the Board and those
                                                                          Board Committees of which he is a member. Mr. Newell was
                                                                          no longer an executive of Syncrude when he joined Nexen's
                                                                          Board. All independent directors have an opportunity,
                                                                          through membership on one or more of the fully-independent
                                                                          Board Committees (Audit and Conduct Review; Compensation
                                                                          and Human Resources; and, Corporate Governance and
                                                                          Nominating), to participate in discussions without
                                                                          Management and the non-independent director.

     (f)   Disclose whether or not the chair of the             Yes       Mr. Thomson, the Board Chair, is independent under our
           board is an independent director, disclose                     Categorical Standards. His responsibilities are set out in
           the identity of the independent chair, and                     the Board Chair Position Description included in
           describe his or her role and responsibilities.                 Schedule "D".
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            GOVERNANCE DISCLOSURE REQUIREMENT                COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
2.   Disclose the text of the board's written mandate.          Yes       The Board Mandate is included in Schedule "D".

                                                                          The Board has approved a strategic planning process and
                                                                          annually reviews and approves the strategic plan, which
                                                                          takes into account, among other things, the opportunities
                                                                          and risks of the business. The competitive environment,
                                                                          pricing and other strategic issues are reviewed at each
                                                                          Board meeting.

                                                                          The Audit and Conduct Review, Finance, Reserves Review,
                                                                          and Safety, Environment and Social Responsibility
                                                                          Committees identify and report regularly to the Board on
                                                                          Nexen's major financial and operating risks and review
                                                                          policies and practices, including insurance, to manage the risks.

------------------------------------------------------------------------------------------------------------------------------------
3.   (a)   Disclose whether or not the board has                Yes       The Position Descriptions for the Board Chair and each
           developed written position descriptions for                    individual Committee Chair are included in Schedule "D".
           the chair and the chair of each board
           committee.

     (b)   Disclose whether or not the board and CEO            Yes       The CEO Position Description is included in Schedule "D".
           have developed a written position description
           for the CEO.

------------------------------------------------------------------------------------------------------------------------------------
4.   (a)   Briefly describe what measures the board takes
           to orient new members regarding

           (i)   the role of the board, its committees          Yes       Nexen has established an orientation program for new
                 and its directors, and                                   directors which includes: information on the role of the

                                                                          Board and each of its Committees; company and industry
                                                                          information; and, the contribution individual directors
                                                                          are expected to make.

           (ii)  the nature and operation of the                Yes       Specific information is provided on operations, reserves,
                 issuer's business.                                       the strategic plan, risk and risk management, governance,
                                                                          integrity and corporate values.

     (b)   Briefly describe what measures, if any, the          Yes       Presentations are made to the Board from time to time to
           board takes to provide continuing education                    educate and keep them informed of changes within Nexen and
           for its directors.                                             in regulatory and industry requirements and standards.
                                                                          Specific information is provided on risks, commodity
                                                                          pricing, supply and demand and the current business and
                                                                          commercial environment. Trips to various operating sites
                                                                          are also arranged for directors as part of continuing
                                                                          education. The Corporate Governance and Nominating
                                                                          Committee reviews information on available educational
                                                                          opportunities and ensures directors are aware of those
                                                                          opportunities. Nexen pays for director education. Nexen
                                                                          pays for membership in the Institute of Corporate
                                                                          Directors. A list of continuing education provided to
                                                                          directors in 2004 begins on page B-11.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            GOVERNANCE DISCLOSURE REQUIREMENT                COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
5.   (a)   Disclose whether or not the board has adopted        Yes       Our Ethics Policy, adopted by the Board, is described more
           a written code for its directors, officers                     fully on page 3 of this Circular.
           and employees. If the board has adopted a
           written code:

           (i)   disclose how an interested party may           Yes       Our Ethics Policy is available on our website or by
                 obtain a copy of the written code;                       request to the Assistant Corporate Secretary as set out
                                                                          on page 3.

           (ii)  describe how the board monitors                Yes       The Board, through the Audit and Conduct Review Committee,
                 compliance with its code; and                            receives reports on compliance with the Ethics Policy.

           (iii) provide a cross-reference to any               Yes       The Board has not granted any waiver of the Ethics Policy
                 material change reports(s) filed within                  in favor of a director or executive officer during the
                 the preceding 12 months that pertains                    past 12 months and for all of 2004. Accordingly, no
                 to any conduct of a director or execuitve                material change report has been required or filed.
                 officer that constitutes a departure
                 from the code.

------------------------------------------------------------------------------------------------------------------------------------
6.   (a)   Describe the process by which the board              Yes       The Board has appointed a Corporate Governance and
           identifies new candidates for board                            Nominating Committee with responsibility for the
           nomination.                                                    identification of new candidates for recommendation to the

                                                                          Board. The Corporate Governance and Nominating Committee
                                                                          annually reviews a skills matrix completed by all
                                                                          directors. The matrix sets out the various skills and
                                                                          areas of expertise determined to be essential to ensure
                                                                          appropriate strategic direction and is used to assist in
                                                                          recruiting to the Board.

     (b)   Disclose whether or not the board has a              Yes       The Corporate Governance and Nominating Committee is
           nominating committee composed entirely of                      comprised of six directors, all of whom have been
           independent directors.                                         affirmatively determined by the Board to be independent
                                                                          pursuant to the Categorical Standards.

     (c)   If the board has a nominating committee,             Yes       The Corporate Governance and Nominating Committee Mandate
           describe the responsibilities, powers and                      is included in Schedule "D" and a report on the activities
           operation of the nominating committee.                         of the Committee begins on page 29.

                                                                          The Board is comprised of 11 directors, which is large
                                                                          enough to permit a diversity of views and staff the
                                                                          Committees, without being so large as to detract from
                                                                          efficiency and effectiveness.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            GOVERNANCE DISCLOSURE REQUIREMENT               COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
7.   (a)   Describe the process by which the board              Yes      The Board has appointed a Compensation and Human
           determines the compensation for your                          Resoures Committee with responsibility for recommending
           company's directors and officers.                             compensation for Nexen's directors and officers to the
                                                                         Board. CEO compensation is approved by the independent
                                                                         directors of the Board.

     (b)   Disclose whether or not the board has a              Yes      The Compensation and Human Resources Committee is comprised
           compensation committee composed entirely of                   of six directors, all of whom have been affirmatively
           independent directors.                                        determined by the Board to be independent pursuant to the
                                                                         Categorical Standards.

     (c)   If the board has a compensation committee,           Yes      The Compensation and Human Resources Committee Mandate is
           describe the responsibilities, powers and                     included in Schedule "D" and a report on the activities of
           operation of the compensation committee.                      the Committee begins on page 26.

------------------------------------------------------------------------------------------------------------------------------------
8.   If the board has standing committees other than the        Yes      There are three additional standing Board Committees, whose
     audit, compensation and nominating committees,                      mandates are all included in Schedule "D". In addition, a
     identify the committees and describe their function.                report of the Finance Committee is on page 31; a report of the Reserves Review Committee is set out on page 32; and, a report of the Safety, Environment and Social Responsibility
                                                                         Committee is included on page 33. Members of all Board
                                                                         Committees are set out in the table on page 19.

------------------------------------------------------------------------------------------------------------------------------------
9.   Disclose whether or not the board, its committees          Yes      The Corporate Governance and Nominating Committee leads a
     and individual directors are regularly assessed                     full evaluation of the effectiveness and performance of the
     with respect to their effectiveness and                             Board, all Board Committees and individual directors
     contribution. If assessments are regularly                          annually. The evaluation also includes self-evaluations and
     conducted, describe the process used for the                        evaluations of peer performance. The evaluation consists of
     assessments.                                                        a questionnaire, the results of which are tabulated and
                                                                         analyzed through an independent third-party, and a
                                                                         follow-up interview with the Chair of the Corporate
                                                                         Governance and Nominating Committee. Results of the
                                                                         questionnaire and interviews are presented to the Corporate
                                                                         Governance and Nominating Committee and the Board.

                                                                         The most recent annual evaluation showed that the Board,
                                                                         Committees, Board Chair, Committee Chairs and individual
                                                                         directors were effectively fulfilling their
                                                                         responsibilities.

------------------------------------------------------------------------------------------------------------------------------------

                NYSE CORPORATE GOVERNANCE RULES COMPLIANCE TABLE

------------------------------------------------------------------------------------------------------------------------------------
            NYSE CORPORATE GOVERNANCE RULES                 COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
1.   Listed companies must have a majority of                   Yes      Nine of the 11 nominees proposed by Management for election
     independent directors.                                              to the Board are independent.

------------------------------------------------------------------------------------------------------------------------------------
2.   In order to tighten the definition of "independent
     director" for the purposes of these standards:

     (a)   No director qualifies as "independent" unless        Yes      The Board affirmatively determined the independence of
           the board directors affirmatively determines                  nine of its 11 members on February 10, 2005 under our
           that the director has no material relationship                Categorical Standards, which meet or exceed the
           with the listed company (either directly or as                requirements of the NYSE rules. company).
           a partner, shareholder or officer of an
           organization that has a relationship with the
           Companies must identify which directors are
           independent and disclose the basis for that
           determination.


     (b)   In addition, a director is not indendent if:

           (i)   the director is, or has been within the        Yes      The directors shown as independent on the chart on page 19
                 last three years, an employee of the                    of this Circular meet each of these additional standards.
                 listed company, or an immediate family
                 member is, or has been within the last
                 three years, an executive officer, of the
                 company is not independent until three
                 years after the end of such employment
                 relationship.

            (ii) the director has received or has an            Yes
                 immediate family member who has received,
                 during any twelve-month period within the
                 last three years, more than U.S. $100,000
                 per year in direct compensation from the
                 listed company, other than director and
                 committee fees and pension or other forms
                 of deferred compensation for prior
                 service (provided such compensation is
                 not in any way contingent on continued
                 service), is not independent until three
                 years after he or she ceases to receive
                 more than $100,000 per year in such
                 compensation.

           (iii) (A) the director or an immediate family        Yes
                 member is a current partner of a firm
                 that is the company's internal or
                 external auditor; (B) the director is a
                 current employee of such a firm; (C) the
                 director has an immediate family member
                 who is a current employee of such a firm
                 and who participates in the firm's audit,
                 assurance or tax compliance (but not tax
                 planning) practice; or (D) the director
                 or an immediate family member was within
                 the last three years (but is no longer) a
                 partner or employee of such a firm and
                 personally worked on the listed company's
                 audit within that time.

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            NYSE CORPORATE GOVERNANCE RULES                 COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------

           (iv)  the director or an immediate family            Yes
                 member is, or has been within the last
                 three years, employed as an executive
                 officer of another company where any of
                 the listed company's present executive
                 officers at the same time serves or
                 served on that company's compensation
                 committee is not "independent" until
                 three years after the end of such service
                 or the employment relationship.

           (v)   the director is a current employee or an       Yes
                 immediate family member is a current
                 executive officer, of a company that has
                 made payments to, or received payments
                 from, the listed company for property or
                 services in an amount which, in any of
                 the last three fiscal years, exceeds the
                 greater of U.S. $1 million, or 2% of such
                 other company's consolidated gross
                 revenues, is not "independent" until
                 three years after falling below such
                 threshold.

------------------------------------------------------------------------------------------------------------------------------------
3.   To empower non-management directors to serve as a          Yes      Pursuant to the standard agenda for Nexen's Board meetings,
     more effective check on management, the non-                        the non-management directors meet in executive sessions,
     management directors of each listed company must meet               without sessions management, at every regularly scheduled
     at regularly scheduled executive without management.                board meeting and any other time they deem necessary.

------------------------------------------------------------------------------------------------------------------------------------
4.   (a)   Listed companies must have a nominating /             Yes     The Corporate Governance and Nominating Committee is
           corporate governance committee composed                       comprised of six independent directors.
           entirely of independent directors.

     (b)   The nominating / corporate governance committee      Yes      The Corporate Governance and Nominating Committee Mandate
           must have a written charter that addresses:                   included in Schedule "D", sets out the Committee's
                                                                         responsibilities in light of all of these requirements.

           (i)   the committee's purpose and                    Yes
                 responsibilities -- which, at minimum,
                 must be to: identify individuals
                 qualified to become board members,
                 consistent with criteria approved by the
                 board, and to select, or to recommend
                 that the board select, the director
                 nominees for the next annual meeting of
                 shareowners; develop and recommend to the
                 board a set of corporate governance
                 guidelines applicable to the corporation;
                 and oversee the evaluation of the board
                 and management; and

           (ii)  an annual performance evaluation of the        Yes      The Committee participates in the annual evaluation of
                                                                         director, committee and board performance that it conducts.

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            NYSE CORPORATE GOVERNANCE RULES                 COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
5.   (a)   Listed companies must have a compensation            Yes      The Compensation and Human Resources Committee is comprised
           committee composed entirely of independent                    of six independent directors.
           directors.

     (b) The compensation committee must have a written charter that addresses:

           (i)   the committee's purpose and                    Yes      The Compensation and Human Resources Committee Mandate,
                 responsibilities -- which, at minimum,                  attached in Schedule "D", sets out the Committee's
                 must be to have direct responsibility                   responsibilities in light of all of these requirements.
                 to:

                 (A)  review and approve corporate goals        Yes
                      and objectives relevant to CEO
                      compensation, evaluate the CEO's
                      performance in light of those goals
                      and objectives, and, either as a
                      committee or together with the other
                      independent directors (as directed
                      by the board), determine and approve
                      the CEO's compensation level based
                      on this evaluation; and

                 (B)  make recommendations to the board         Yes
                      with Yes respect to non-CEO
                      executive officer compensation, and
                      incentive compensation and
                      equity-based plans that are subject
                      to board approval; and

                 (C)  produce a compensation committee          Yes      The report of the Compensation and Human Resources
                      report on executive officer                        Committee begins on page 26 of this Circular. A
                      compensation as required by the SEC                Compensation and Human Resources Committee Report is
                      to be included in the listed                       also included in Nexen's Annual Report on Form 10-K.
                      company's annual proxy statement or
                      annual report on Form 10-K filed
                      with the SEC;

           (ii)  an annual performance evaluation of the        Yes      The Compensation and Human Resources Committee
                 compensation committee.                                 participates in an annual evaluation of director,
                                                                         committee and board performance conducted by the
                                                                         Corporate Governance and Nominating Committee.

----------------------------------------------------------------------------------------------------------------------------------
6.   Listed companies must have an audit committee              Yes      Our Categorical Standards are consistent with the
     that satisfies the requirements of Rule 10A-3                       requirements of Rule 10A-3 of the EXCHANGE ACT. All
     under the Exchange Act.                                             members the Audit and Conduct Review Committee are
                                                                         independent.

------------------------------------------------------------------------------------------------------------------------------------
7.   (a)   The audit committee must have a minimum              Yes      The Audit and Conduct Review Committee is comprised of six
           of three members.                                             directors.

                                                                         All members of the Audit and Conduct Review Committee are
                                                                         financially literate pursuant to the definition adopted by the Board on February 10, 2005 (having, through education, experience, supervision or oversight: an understanding of
                                                                         generally accepted accounting principles and financial
                                                                         statements and the ability to assess the general
                                                                         application of such principles in connection with the
                                                                         accounting for estimates, accruals and reserves. Such
                                                                         understanding to have been acquired by (i) education and
                                                                         experience as a principal financial officer, principal
                                                                         accounting officer, controller, public accountant or
                                                                         auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience
                                                                         actively supervising a principal financial officer,
                                                                         principal accounting officer, controller, public
                                                                         accountant, auditor or person performing similar functions;
                                                                         (iii) experience overseeing or assessing performance of
                                                                         companies or public accountants with respect to the
                                                                         preparation, auditing or evaluation of financial
                                                                         statements; or, (iv) other relevant experience). Five
                                                                         members of the Audit and Conduct Review Committee have been designated by the Board as financial experts under final
                                                                         rules issued by the SEC pursuant to the requirements of
                                                                         Sarbanes-Oxley.

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            NYSE CORPORATE GOVERNANCE RULES                 COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
7.   (b)   In addition to any requirement of Rule               Yes      Our Categorical Standards are consistent with the
           10A-3(b)(1), all audit committee members must                 requirements of Section 303A.02. All members of the
           satisfy the requirements for independence                     Audit and Conduct Review Committee are independent.
           set out in Section 303A.02.

     (c)   The audit committee must have a written charter      Yes      The Audit and Conduct Review Committee Mandate, attached
           that addresses:                                               in Schedule "D", sets out the Committee's duties and
                                                                         responsibilities in light of all of these requirements.

           (i)   the committee's purpose -- which, at
                 minimum, must be to:

                 (A)  assist board oversight of (1)             Yes
                      integrity of the listed company's
                      financial statements, (2) the
                      listed company's compliance with
                      legal and regulatory requirements,
                      (3) the independent auditor's
                      qualifications and independence,
                      and (4) the performance of the
                      listed company's internal audit
                      function and independent auditors;
                      and

                 (B)  prepare an audit committee report         Yes      The report of the Audit and Conduct Review
                      as required by the SEC to be                       Committee begins on page 24 of this Circular.
                      included in the listed company's
                      annual proxy statement;

           (ii)  an annual performance evaluation of the        Yes      The Audit and Conduct Review Committee participates in
                 audit committee; and                                    an annual evaluation of director, committee and board
                                                                         performance conducted by the Corporate Governance and
                                                                         Nominating Committee.

           (iii) the duties and responsibilities of the         Yes
                 audit committee -- which, at a minimum,
                 must include those set out in rule
                 10A-3(b)(2), (3), (4) and (5) of the
                 Exchange Act, as well as to:

                 (A)  at least annually, obtain and             Yes
                      review a report by the independent
                      auditor describing: the firm's
                      internal quality-control
                      procedures; any material issues
                      raised by the most recent internal
                      quality-control review, or peer
                      review, of the firm, or by any
                      inquiry or investigation by
                      governmental or professional
                      authorities, within the preceding
                      five years, respecting one or more
                      independent audits carried out by
                      the firm, and any steps taken to
                      deal with any such issues; and (to
                      assess the auditor's independence)
                      all relationships between the
                      independent auditor and the listed
                      company;

                 (B)  meet to review and discuss the            Yes
                      listed Yes company's annual
                      audited financial statements and
                      quarterly financial statements
                      with management and the
                      independent auditor, including
                      reviewing the company's specific
                      disclosures under "Management's
                      Discussion and Analysis of
                      Financial Condition and Results of
                      Operations";

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            NYSE CORPORATE GOVERNANCE RULES                 COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
                 (C)  discuss the listed company's              Yes
                      earnings press releases, as well
                      as financial information and
                      earnings guidance provided to
                      analysts and rating agencies;

                 (D)  discuss the policies with respect         Yes
                      to risk assessment and risk
                      management;

                 (E)  meet separately, periodically,            Yes      The Audit and Conduct Review Committee holds separate
                      with management, with internal                     closed sessions (without Management) with each of the
                      auditors (or other personnel                       internal and external auditors at every regularly
                      responsible for the internal audit                 scheduled meeting.
                      function) and with independent
                      auditors;

                 (F)  review with the independence              Yes
                      auditor any audit problems or
                      difficulties and management's
                      response;

                 (G)  set clear hiring policies for             Yes
                      employees or former employees of
                      the independent auditors; and


                 (H)  report regularly to the board of          Yes
                      directors.

     Each listed company must have an internal audit            Yes      Nexen has an internal audit function. The internal auditor
     function.                                                           reports to and has a closed session (without Management)
                                                                         with the Audit and Conduct Review Committee at each of its regularly scheduled meetings.

------------------------------------------------------------------------------------------------------------------------------------
8.   Shareholders must be given the opportunity to vote         Yes      Shareowner approval was sought and received for Nexen's
     on all equity-compensation plans and material                       Stock Option Plan and later revisions to it, including
     revisions thereto (exempting plans that are made                    changing it to a  TOP Plan.
     available to shareholders generally, such as a
     typical dividend reinvestment plan and plans that
     merely allow employees, directors or other service
     providers to elect to buy shares on the open market
     or from the listed company for their current fair
     market value, regardless of whether the shares are
     delivered immediately or on a deferred basis; or
     the payments for the shares are made directly or by
     giving up compensation that is otherwise due).

------------------------------------------------------------------------------------------------------------------------------------
9.   Listed companies must adopt and disclose corporate         Yes      A revised Corporate Governance Policy was adopted by
     governance guidelines.                                              Nexen's Board on February 10, 2005. The policy is attached as Schedule "A" to this Circular and is available on our
                                                                         website.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            NYSE CORPORATE GOVERNANCE RULES                 COMPLIANCE                              COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
10.  Listed companies must adopt and disclose a code of         Yes      Our Ethics Policy is described more fully on page 3 of
     business conduct and ethics for directors, officers                 this Circular and is available on our website.
     and employees, and promptly disclose any waivers of
     the code for directors or executive officers.

------------------------------------------------------------------------------------------------------------------------------------
11.  Listed foreign private issuers must disclose any           Yes      Nexen is a foreign private issuer in the U.S. However, its
     significant ways in which their corporate                           corporate governance practices do not differ in any
     governance practices differ from those followed by                  significant ways from those followed by domestic U.S.
     domestic companies under NYSE listing standards.                    companies under NYSE listing standards. This table sets out
                                                                         Nexen's governance practices in light of the NYSE listing
                                                                         standards.

------------------------------------------------------------------------------------------------------------------------------------
12.  (a)   Each listed company CEO must certify to the          Yes      On March 1, 2005 the CEO certified to the NYSE that he was
           NYSE each year that he or she is not aware of                 not aware of any violation by Nexen of NYSE corporate
           any violation by the company of NYSE                          governance listing standards as disclosed in our Form 10-K
           corporate governance listing standards,                       filed with the SEC.
           qualifying the certification to the extent
           necessary.

     (b)   Each listed company CEO must promptly notify         Yes      There have been no incidences of material non-compliance
           the NYSE in writing after any executive                       with any applicable provisions of Section 303A of the NYSE
           officer of the listed company becomes aware                   listing standard.
           of any material non-compliance with any
           applicable provisions of this Section 303A.

     (c)   Each listed company must submit an executed          Yes      Nexen provided a domestic company Annual Written
           Written Affirmation annually to the NYSE. In                  Affirmation to the NYSE on March 1, 2005. In addition,
           addition, each listed company must submit an                  Nexen provided a foreign private issuer Annual Written
           interim Written Affirmation each time a                       Affirmation to the NYSE on March 16, 2005.
           change occurs to the board or any of the
           committees subject to Section 303A. The
           annual Written Affirmations must be in the
           form specified by the NYSE.

------------------------------------------------------------------------------------------------------------------------------------
13.  The NYSE may issue a public reprimand letter to any        n/a      No reprimand letter has been issued to Nexen by the NYSE.
     listed company that violates a NYSE listing standard.

------------------------------------------------------------------------------------------------------------------------------------

                                                      DIRECTOR EDUCATION

------------------------------------------------------------------------------------------------------------------------------------
   DATE (2004)                  TOPIC                              PRESENTED/HOSTED BY                      ATTENDEES
------------------------------------------------------------------------------------------------------------------------------------
February 11      Markets, oil and gas prices                Marvin F. Romanow              Charles W. Fischer
                 and economic issues relating                                              Dennis G. Flanagan
                 to the industry                                                           David A. Hentschel
                                                                                           S. Barry Jackson
                                                                                           Kevin J. Jenkins
                                                                                           Eric P. Newell, O.C.
                                                                                           Francis M. Saville, Q.C.
                                                                                           Richard M. Thomson, O.C.
                                                                                           John M. Willson
                                                                                           Victor J. Zaleschuk
------------------------------------------------------------------------------------------------------------------------------------
May 3            Participated in the Integrity Workshop     Laura de Jonge, Manager,       Charles W. Fischer
                 -- one of Nexen's mechanisms for           Social Responsibility          Dennis G. Flanagan
                 institutionalizing our values by                                          David A. Hentschel
                 discussing integrity, company policies,                                   S. Barry Jackson
                 a decision making model and integrity-                                    Kevin J. Jenkins
                 related case studies                                                      Eric P. Newell, O.C.
                                                                                           Francis M. Saville, Q.C.
                                                                                           Richard M. Thomson, O.C.
                                                                                           John M. Willson
                                                                                           Victor J. Zaleschuk
------------------------------------------------------------------------------------------------------------------------------------
May 3            Business and commercial environment        Marvin F. Romanow              All directors
                 including oil and gas prices and
                 supply and demand
------------------------------------------------------------------------------------------------------------------------------------
June 2 and 3     Petroleum exploration and production       Norman J. Hyne, Ph.D.,         Dennis G. Flanagan
                 overview                                   Professor of Petroleum         Thomas C. O'Neill
                                                            Geology in Continuing          Francis M. Saville, Q.C.
                                                            Education, University          John M. Willson
                                                            of Tulsa
------------------------------------------------------------------------------------------------------------------------------------
June 29          Director's Orientation                     Charles W. Fischer             Eric P. Newell, O.C.
                                                            Marvin F. Romanow
                                                            Bob J. Black, Vice President,
                                                            Energy Marketing
                                                            Nancy F. Foster, Vice
                                                            President, Human Resources
                                                            and Corporate Services
                                                            John B. McWilliams, Q.C.,
                                                            Senior Vice President,
                                                            General Counsel and Secretary
                                                            Laurence Murphy
                                                            Gary H. Nieuwenburg, Vice
                                                            President, Synthetic Crude
                                                            Douglas B. Otten
                                                            Steven D. Reilly, Vice
                                                            President, Risk Management
                                                            Kevin J. Reinhart, Vice
                                                            President, Corporate
                                                            Planning and Business
                                                            Development
                                                            Thomas A. Sugalski
                                                            Roger D. Thomas, Senior Vice
                                                            President, Canadian Oil and Gas
------------------------------------------------------------------------------------------------------------------------------------
July 14          Business and commercial environment        Marvin F. Romanow              All directors
                 including oil and gas prices and
                 supply and demand
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   DATE (2004)                  TOPIC                              PRESENTED/HOSTED BY                      ATTENDEES
------------------------------------------------------------------------------------------------------------------------------------
September        Tour of Brandon Sodium                     Bill Turner, Brandon Plant     Charles W. Fischer
  15 and 16      Chlorate Plant                             Manager and Plan Employees     Dennis G. Flanagan
                                                                                           Kevin J. Jenkins
                                                                                           Eric P. Newell, O.C.
                                                                                           Thomas C. O'Neill
                                                                                           Francis M. Saville, Q.C.
                                                                                           Richard M. Thomson, O.C.
                                                                                           John M. Willson
                                                                                           Victor J. Zaleschuk
------------------------------------------------------------------------------------------------------------------------------------
September 16     Corporate Governance                       Dr. Richard Leblanc, Special   Charles W. Fischer
                                                            Assistant Professor, Schulich  Dennis G. Flanagan
                                                            School of Business, York       Kevin J. Jenkins
                                                            University                     Eric P. Newell, O.C.
                                                                                           Thomas C. O'Neill
                                                                                           Francis M. Saville, Q.C.
                                                                                           Richard M. Thomson, O.C.
                                                                                           John M. Willson
                                                                                           Victor J. Zaleschuk
------------------------------------------------------------------------------------------------------------------------------------
October 13       Business and commercial environment,       Marvin F. Romanow              All directors
                 including oil and gas prices and
                 supply and demand
------------------------------------------------------------------------------------------------------------------------------------
November 5-7     Part 1 of a 4 part director education      Institute of Corporate         Francis M. Saville, Q.C.
                 program: Corporate Governance --           Directors through the
                 Enhancing your Capabilities Module 1 --    Haskayne School of Business,
                 Guiding Strategic Direction and Risks      University of Calgary
------------------------------------------------------------------------------------------------------------------------------------
December 6       Nexen's exploration strategy in a          Dr. Edward W. Bogle, Division  All directors
                 global context                             Vice President, Portfolio
                                                            Management, Global Oil and
                                                            Gas Operations
------------------------------------------------------------------------------------------------------------------------------------

                                                                    SCHEDULE "C"
                                                                    ------------


                 CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE

GENERAL INFORMATION

      The independence of all directors of Nexen will be reviewed at least annually by the board in light of the specific requirements set out below and these Categorical Standards are the basis for the independence determinations that will be made public in Nexen's Proxy Circular (or in the absence of a Proxy Circular in Nexen's Form 10-K), prior to directors standing for election or re-election to the board. Directors who meet the specific requirements of these Categorical Standards will be considered independent.

      At least two-thirds of Nexen's directors will be independent, pursuant to these Categorical Standards, at all times.

      Directors who do not meet these standards for independence also make valuable contributions to the board and to Nexen by reason of their knowledge and experience.

      These Categorical Standards meet or exceed the requirements set out in U.S. Securities and Exchange Commission rules and regulations, the Sarbanes-Oxley Act of 2002, the New York Stock Exchange (NYSE) rules, relevant provisions of National Instrument 51-101 -- Standards of Disclosure for Oil and Gas Activities and the applicable provisions of the Toronto Stock Exchange (TSX) guidelines and/or National Policy 58-201 -- Corporate Governance Guidelines, as may be in force at the time. These Categorical Standards may be amended from time to time by the board and will be amended when necessary to comply with regulatory requirements. The current Categorical Standards will be disclosed annually.

DEFINITIONS

      An "Affiliate" of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

      "Immediate Family Member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person's home.

      "Officer" means a chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of a business enterprise, and any other officer or person who performs a policy-making function for such a business enterprise. Officers of subsidiaries will be deemed to be officers of the parent if they perform policy-making functions for the parent. The term Officer specifically excludes a director, including a chair of a board of any corporation, where that person is not otherwise an Officer as defined above.

INDEPENDENCE OF DIRECTORS

      (a) To be considered independent, the board must affirmatively determine that a director does not have any direct or indirect material relationship with Nexen. A material relationship is a relationship which could, in the view of Nexen's board, be reasonably expected to interfere with the exercise of a member's independent judgement. In this regard, the Categorical Standards set out in items (b) and (c) below have been established to determine when a director of Nexen is independent.

      (b)   A director will not be independent if:

            (i) the director is, or has been within the last three years, an employee of Nexen, or an Immediate Family Member is, or has been within the last three years, an Officer of Nexen(1);

            (ii) the director or an Immediate Family Member received during any twelve-month period within the last three years more than the lesser of Cdn. $75,000 or U.S. $100,000 in direct compensation from Nexen, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

            (iii) (A) the director or an Immediate Family Member is a current partner of a firm that is Nexen's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an


--------------------
(1) In this section the term "Nexen" includes any parent or subsidiary in a consolidated group with Nexen.

                  Immediate Family Member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Nexen's audit within that time;

            (iv) the director or an Immediate Family Member is, or has been within the last three years, employed as an Officer of another company where any of Nexen's present Officers at the same time serves or served on that company's compensation committee (or its equivalent); or

            (v) the director is a current employee or an Immediate Family Member is a current Officer of another company that has made payments to, or received payments from, Nexen for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1,000,000 or 2% of such other company's consolidated gross revenues.

      (c) Contributions to tax exempt organizations shall not be considered "payments" under section (b)(v) above, provided however that Nexen shall disclose in its Proxy Circular (or its 10-K if there is no Proxy Circular), any such contributions made by Nexen to any tax exempt organization in which any independent director of Nexen serves as an Officer, director or trustee if, within the preceding three years, contributions in any single fiscal year from Nexen to the organization exceeded the greater of U.S. $1,000,000 or 2% of the organization's consolidated gross revenues or exceeded 10% of Nexen's annual charitable contributions. (Nexen's automatic matching of employee charitable contributions will not be included in Nexen's annual charitable contributions for this purpose.)

LOANS TO DIRECTORS

      Nexen will not make or arrange any personal loans or extensions of credit to directors.

COMMITTEE MEMBERS

      All members of the Audit and Conduct Review Committee (Audit Committee), the Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee shall be independent pursuant to these Categorical Standards. A majority of the members of the Reserves Review Committee of the board shall be independent pursuant to these Categorical Standards. Members of Nexen's Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

AUDIT COMMITTEE MEMBERS

      In addition to satisfying the specific requirements set out above, directors who are members of Nexen's Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

      o the Audit Committee member is an Affiliate(2) of Nexen or any subsidiary of Nexen, apart from his or her capacity as a member of the board or of any other committee of the board;

      o the Audit Committee member or an Immediate Family member of the Audit Committee member accepts any consulting, advisory or other compensatory fee from Nexen or any subsidiary of Nexen, apart from in his or her capacity as a member of the board or of any other committee of the board, and other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

      o the Audit Committee member is a partner, member, managing director occupying a comparable position, or Officer (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a consulting, legal, accounting, investment banking or financial advisory services firm which provides services to Nexen or any subsidiary of Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.



--------------------
(2) While a facts-based analysis is required to determine whether an Audit Committee member is an Affiliate, a person who is a director, but not an Officer or employee, of a shareholder owning 10% or more of any class of voting securities of Nexen is independent for Audit Committee purposes.

                                      INDEX

Board Mandate....................................................................................      D-2
Individual Director Mandate......................................................................      D-6
Board Chair Position Description.................................................................      D-8
Chief Executive Officer Position Description.....................................................     D-10
Chief Financial Officer Position Description.....................................................     D-13
Secretary Position Description...................................................................     D-15
Audit and Conduct Review Committee Mandate.......................................................     D-17
Audit and Conduct Review Committee Chair Position Description....................................     D-22
Compensation and Human Resources Committee Mandate...............................................     D-24
Compensation and Human Resources Committee Chair Position Description............................     D-26
Corporate Governance and Nominating Committee Mandate............................................     D-28
Corporate Governance and Nominating Committee Chair Position Description.........................     D-31
Finance Committee Mandate........................................................................     D-33
Finance Committee Chair Position Description.....................................................     D-36
Reserves Review Committee Mandate................................................................     D-38
Reserves Review Committee Chair Position Description.............................................     D-40
Safety, Environment and Social Responsibility Committee Mandate..................................     D-42
Safety, Environment and Social Responsibility Committee Chair Position Description...............     D-44

                                  BOARD MANDATE

      The Board of Directors (Board) of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below. In addition, individual Directors have the responsibility and specific duties set out in the Individual Director Mandate and any other Mandate or Position Description that applies to them.

COMPOSITION

      The Board will be comprised of between three and 15 directors, as determined by the Board. At least two-thirds of the Board members will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law.

      All Board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences and competencies will ensure that the Board will carry out its duties and responsibilities in the most effective manner.

      Except as set out in the By-Laws, Board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly elected.

RESPONSIBILITY

      The Board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen's business and affairs to grow value responsibly, in a profitable and sustainable manner.

SPECIFIC DUTIES

      The Board will:

LEADERSHIP

1. Provide leadership and vision to supervise the management of Nexen in the best interests of its shareholders.

2. Provide leadership in setting the Mission, Vision, Principles, Values, Strategic Plan and Annual Operating Plan of Nexen, in conjunction with the Chief Executive Officer (CEO).

CEO

3.    Select, appoint, evaluate and, if necessary, terminate the CEO.

4. Receive recommendations on appropriate or required CEO competencies and skills from the Compensation and Human Resources Committee.

5. Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.

SUCCESSION AND COMPENSATION

6. Succession plan, including appointing, training and monitoring the performance of senior management.

7. With the advice of the Compensation and Human Resources Committee, approve the compensation of senior management and approve appropriate compensation programs for Nexen's employees.

CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

8. Provide leadership to Nexen in support of its commitment to Corporate Social Responsibility.

9.    Foster ethical and responsible decision making by Management.

10.   Set the ethical tone for Nexen and its Management.

11. Take all reasonable steps to satisfy itself of the integrity of the CEO and Management and satisfy itself that the CEO and Management create a culture of integrity throughout the organization.

12. At the recommendation of the Corporate Governance and Nominating Committee (CGN Committee) and the Audit and Conduct Review Committee, approve Nexen's Ethics Policy.

13. Monitor compliance with Nexen's Ethics Policy and grant and disclose, or decline, any waivers of the Ethics Policy for officers and directors.

14. With the Audit and Conduct Review Committee and the Board Chair, respond to potential conflict of interest situations.

GOVERNANCE

15. With the CGN Committee, develop Nexen's approach to corporate governance, including adopting a Corporate Governance Policy that sets out the principles and guidelines applicable to Nexen.

16. Once or more annually, as the CGN Committee decides, receive for consideration that Committee's evaluation and any recommended changes, together with the evaluation and any further recommended changes of another Board Committee, if relevant, to each of the following:

      i.     Corporate Governance Policy;

      ii.    Categorical Standards for Director Independence;

      iii.   Board Mandate;

      iv.    Individual Director Mandate;

      v.     Chair of the Board Position Description;

      vi.    Audit and Conduct Review Committee Mandate;

      vii.   Audit and Conduct Review Committee Chair Position Description;

      viii.  Compensation and Human Resources Committee Mandate;

      ix.    Compensation and Human Resources Committee Chair Position
             Description;

      x.     Corporate Governance and Nominating Committee Mandate;

      xi. Corporate Governance and Nominating Committee Chair Position Description;

      xii.   Finance Committee Mandate;

      xiii.  Finance Committee Chair Position Description;

      xiv.   Reserves Review Committee Mandate;

      xv.    Reserves Review Committee Chair Position Description;

      xvi.   Safety, Environment and Social Responsibility Committee Mandate;

      xvii. Safety, Environment and Social Responsibility Committee Chair Position Description;

      xviii. CEO Position Description;

      xix.   Chief Financial Officer Position Description; and

      xx.    Secretary Position Description.

17. With the CGN Committee, ensure that Nexen's governance practices and policies are appropriately disclosed.

18. At the recommendation of the CGN Committee, annually determine those individual Directors to be designated as independent under the Categorical Standards and ensure appropriate disclosures are made.

19. At the recommendation of the CGN Committee, annually determine those individual Directors to be designated as "financial experts" under applicable law and ensure appropriate disclosures are made.

COMMUNICATIONS, DISCLOSURE AND COMPLIANCE

20. Adopt an External Communications Policy for Nexen which addresses disclosure matters.

21. At least annually review the External Communications Policy and consider any recommended changes.

22. Ensure policies and procedures are in place to ensure Nexen's compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

BOARD CHAIR

23.   Annually appoint the Chair of the Board.

COMMITTEES

24. Appoint an Audit and Conduct Review Committee comprised of all independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that Management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of the Ethics Policy and the compliance programs under the Ethics Policy.

25. Appoint a Compensation and Human Resources Committee comprised of all independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive Management compensation; and, (iii) executive Management succession and development.

26. Appoint a Corporate Governance and Nominating Committee comprised of all independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for Director and Board Committee appointments; and, (iii) evaluations of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs, all with a view to ensuring Nexen is "leading edge" in implementing best-in-class corporate governance practices.

27. In the Board's discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of Nexen.

28. Appoint a Reserves Review Committee comprised of a majority of independent directors with the responsibility to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to the annual review of Nexen's petroleum and natural gas reserves.

29. In the Board's discretion, appoint a Safety, Environment and Social Responsibility Committee comprised of a majority of independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the "leading edge" in the ongoing institution of best-in-class practices.

30. In the Board's discretion, appoint any other Board Committees that the Board decides are needed and delegate to those Board Committees any appropriate powers of the Board.

31.   In the Board's discretion, annually appoint the Chair of each Board
      Committee.

DELEGATIONS AND APPROVAL AUTHORITIES

32. Annually delegate approval authorities to the CEO and review and revise them as appropriate.

33. Consider and, in the Board's discretion, approve financial commitments in excess of delegated approval authorities.

34. In the Board's discretion, annually delegate to the Audit and Conduct Review Committee the authority to approve or recommend to the Board for consideration the quarterly results, financial statements, MD&A and news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

35. Consider and, in the Board's discretion, approve any matters recommended by the Board Committees.

36. Consider and, in the Board's discretion, approve any matters proposed by Management.

STRATEGY

37.   Approve the development of strategic direction.

38. Adopt a strategic planning process and, at least annually, approve a Strategic Plan for Nexen to maximize shareholder value, that takes into account, among other things, the opportunities and risks of Nexen's business.

39.   Monitor Nexen's performance in light of the approved Strategic Plan.

ANNUAL OPERATING PLAN

40. At least annually, approve an Annual Operating Plan for Nexen including business plans, operational requirements, organizational structure, staffing and budgets, that support the Strategic Plan.

41.   Monitor Nexen's performance in light of the approved Annual Operating
      Plan.

RISK MANAGEMENT

42. Ensure policies and procedures are in place to: identify Nexen's principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

43. Ensure policies and procedures designed to maintain the integrity of Nexen's disclosure controls and procedures are in place.

44. Ensure policies and procedures designed to maintain the integrity of Nexen's internal controls over financial reporting are in place.

45. Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

ORIENTATION/EDUCATION

46. With the CGN Committee, oversee the development and implementation of the Director orientation program.

47. With the CGN Committee, oversee the development and implementation of the ongoing Director education program.

BOARD PERFORMANCE

48. Oversee the process of the CGN Committee's annual evaluation of the performance and effectiveness of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs.

49.   Participate in an annual evaluation of Board performance by the CGN
      Committee.

50. Receive and consider a report and recommendations from the CGN Committee on the results of the annual evaluation of the performance and effectiveness of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs.

BOARD MEETINGS

51. Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The Board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

52. Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

53. Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

ADVISORS/RESOURCES

54. Retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

55. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Board to carry out its duties.

OTHER

56. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

57. Once or more annually, as the CGN Committee decides, this Mandate will be fully evaluated and updates recommended to the Board for consideration.


Approved: October 14, 2004

                           INDIVIDUAL DIRECTOR MANDATE

      In addition to the responsibility and specific duties set out in the Board Mandate and any other applicable Mandate or Position Description, an individual Director of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below.

APPOINTMENT

      An individual Director will be a duly elected or appointed member of the Board of Directors (Board) and will have the competencies and skills determined by the Corporate Governance and Nominating Committee (CGN Committee) and the Board. As recommended by the CGN Committee and the Board, each individual Director will be nominated for election by the shareholders at the annual general meeting each year. At least two-thirds of the Directors will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law.

ATTENDANCE

      Individual Directors are expected to attend Board and applicable Board Committee meetings in person. In addition to meetings scheduled to be held by telephone conference call, it is acceptable for an individual Director, on occasion and in appropriate circumstances, to attend a meeting by telephone or to miss a meeting. Individual Director attendance will be disclosed annually in the Proxy Statement.

RESPONSIBILITY

      Each individual Director of Nexen contributes actively and collectively to the effective governance of Nexen.

SPECIFIC DUTIES

      An individual Director will:

FIDUCIARY DUTY

1.    Consider and act in the best interests of Nexen and its shareholders.

2.    Fulfill the duties of care and loyalty to Nexen.

3. Contribute to fulfilling the duties and responsibilities outlined in the Board Mandate, the Mandates of the Committees of which the Director is a member and the Position Descriptions applicable to the individual Director.

CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

4.    Support Nexen's commitment to Corporate Social Responsibility.

5.    Comply with Nexen's Ethics Policy.

6. Demonstrate integrity and high ethical standards in the individual Director's business dealings and personal affairs.

GOVERNANCE

7. Understand the difference between governance responsibilities and day-to-day management, and function effectively in the governance role.

8.    Work effectively and constructively with other Directors and Management.

CONTRIBUTION AND INDEPENDENCE

9. Have sufficient time and energy to devote to fulfill the individual Director's duties and responsibilities.

10. Consult with the Chair of the Board in considering an appointment as a director to any other public company.

11. Prepare for, attend and contribute knowledgeably and effectively to meetings of the Board and the Committees of which the individual Director is a member.

12. Listen carefully and ask appropriate questions of Management to encourage discussion of key issues and fulfill the individual Director's duties and responsibilities.

13. Participate in an annual assessment by the CGN Committee of independence under the Categorical Standards and applicable law.

14. Aside from the requirements under the Categorical Standards, be independent-minded within the Board room in dealing with business and governance issues.

15. Advise the Chair of the CGN Committee of any changes in factors that could affect the independence or effectiveness of the individual Director.

SKILLS, COMPETENCIES AND CONTINUING EDUCATION

16. Within a reasonable time following appointment or election, participate in Nexen's Director Orientation program.

17. Maintain or enhance the competencies and skills the individual Director is expected to bring to the Board.

18. Apply those competencies and skills effectively to the strategic issues facing Nexen.

19. Participate in continuing education opportunities to maintain or enhance skills and abilities and ensure that the individual Director's knowledge and understanding of Nexen's business remains current.

PERFORMANCE

20. Participate in an annual assessment by the CGN Committee of personal performance and contribution, given the Position Descriptions and Mandates applicable to the individual Director, as well as the competencies and skills the individual Director is expected to bring to the Board.

21. Participate in an annual performance assessment by the CGN Committee of the Board, Board Committees and the other individual Directors.

ADVISORS/RESOURCES

22. With the approval of the CGN Committee, individual Directors are permitted to engage independent advisors at Nexen's expense in appropriate circumstances.

OTHER

23. Carry out any other appropriate duties and responsibilities assigned by the Board or a Board Committee of which the individual Director is a member.

24. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

25. Once or more annually, as the CGN Committee decides, this Mandate will be fully evaluated and updates recommended to the Board for consideration.


Approved: October 14, 2004

                        BOARD CHAIR POSITION DESCRIPTION

      In addition to the responsibilities and specific duties set out in the Board Mandate, the Individual Director Mandate and any other applicable Mandate or Position Description, the Chair of the Board of Directors (Board Chair) of Nexen Inc. ("Nexen") has the responsibility and specific duties described below.

APPOINTMENT

      The Board Chair will be a duly elected or appointed member of the Board of Directors (Board) and be appointed as the Board Chair by the Board each year. The Board Chair will be independent under the Categorical Standards for Director Independence adopted by the Board and applicable law and will have the competencies and skills determined by the Board.

RESPONSIBILITY

      The Board Chair provides independent, effective leadership to the Board in the governance of Nexen. The Board Chair sets the "tone" for the Board and its members to foster ethical and responsible decision making, appropriate oversight of management and best-in-class corporate governance practices.

SPECIFIC DUTIES

      The Board Chair will:

GOVERNANCE

1. Serve as the "hub" of governance activity, overseeing all aspects of Board direction and administration, ensuring that the Board works as a cohesive team and builds a healthy governance culture.

2. With the Board, as set out in its Mandate, be accountable for Nexen's overall approach to governance issues.

CORPORATE SOCIAL RESPONSIBILITY

3. Provide leadership to the Board, the Board Committees, individual Directors and Management in support of Nexen's commitment to Corporate Social Responsibility.

4. Foster ethical and responsible decision making by the Board, the Board Committees and individual Directors.

LEADERSHIP

5.    Provide overall leadership to enhance the effectiveness of the Board.

6. Provide the Board, the Board Committees and individual Directors with leadership to assist them to effectively carry out their duties and responsibilities.

7. Provide advice, counsel and mentorship to the Chief Executive Officer, Committee Chairs and fellow Directors.

8. Ensure that the responsibilities of the Board, Board Committees and individual Directors, as set out in the Mandates, are well understood by the Board and individual Directors and are executed as effectively as possible.

BOARD MEETINGS

9. Ensure that the Board meets at least five times annually and as many additional times as necessary to carry out its duties effectively.

10. Ensure that all business required to come before the Board is brought to a meeting in a timely manner.

11. With Committee Chairs, other Directors, the Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Board meeting, including the annual Strategy Retreat.

12. Assist the Committees and Committee Chairs to bring important issues forward to the Board for consideration and resolution.

13. Ensure that all business set out in the agendas of Board meetings is discussed and brought to resolution, as required.

14. Ensure sufficient time during Board meetings to fully discuss agenda items.

15. Encourage Directors to ask questions and express viewpoints during meetings.

16. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

17. Ensure that the Board meets in separate, regularly scheduled, non-management, in camera sessions.

18. Ensure that the Board meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

SHAREHOLDER MEETINGS

19. Ensure that the shareholders meet at least once annually and as many additional times as required by law.

20. Ensure that all business set out in the agenda of each shareholder meeting is discussed and brought to resolution, as required.

21. Except as otherwise authorized by the By-Laws, chair all annual general meetings and special meetings of shareholders.

BOARD/MANAGEMENT RELATIONSHIPS

22. Ensure that the boundaries between Board and Management responsibilities are clearly understood and respected and that relationships between the Board and Management are conducted in a professional and constructive manner.

23. Facilitate effective communication between Directors and Management, both inside and outside of Board meetings.

24. With the Audit and Conduct Review Committee and the Board, respond to potential conflict of interest situations.

DIRECTOR RECRUITMENT AND RETENTION

25. With the Corporate Governance and Nominating Committee (CGN Committee), actively participate in the recruitment and retention of Directors.

EVALUATION

26. With the Chair of the CGN Committee, actively participate in and oversee the administration of the annual evaluation of performance and effectiveness of the Board, Board Committees, all individual Directors and Committee Chairs, other than that of the Board Chair.

27. Provide advice, counsel and mentorship to individual Directors, to assist them to improve performance or, when appropriate, to transition them from the Board.

28. Ensure that an annual performance evaluation of the Board Chair is conducted, soliciting input from all Directors and appropriate members of Management.

ORIENTATION/EDUCATION

29.   Support the orientation of new Directors.

30.   Support the continuing education of Directors.

OTHER

31. Carry out any other appropriate duties and responsibilities assigned by the Board.

32. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

33. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.


Approved: October 14, 2004

                  CHIEF EXECUTIVE OFFICER POSITION DESCRIPTION

      In addition to the responsibilities and specific duties set out in the Board Mandate and the Individual Director Mandate, the Chief Executive Officer
(CEO) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The CEO will be a duly elected or appointed member of the Board of Directors (Board), will be appointed as CEO by the Board each year and will have the competencies and skills recommended by the Compensation and Human Resources Committee and determined by the Board. The CEO is not independent under the Categorical Standards for Director Independence adopted by the Board. The CEO shall not be a member of any Board Committee, but is invited to attend Board Committee meetings, except for in camera sessions and, as appropriate, closed sessions.

RESPONSIBILITY

      The CEO provides effective leadership and vision for Nexen to grow value responsibly, in a profitable and sustainable manner. The CEO sets the "tone" for Management to foster ethical and responsible decision making, appropriate management and best-in-class corporate governance practices.

SPECIFIC DUTIES

      The CEO will:

LEADERSHIP

1. Provide leadership and vision to manage Nexen in the best interests of its shareholders.

2. Provide leadership in setting the Mission, Vision, Principles, Values, Strategic Plan and Annual Operating Plan of Nexen, in conjunction with the Board of Directors (Board).

3. Lead the growth of Nexen's global energy and chemical businesses in a profitable and sustainable manner through resourceful people, capitalizing on superior assets and innovation and operating in a socially responsible manner.

COMMUNITY

4. Be a community leader and ensure that Nexen contributes to the well-being and improvement of the communities in which it operates.

5. Serve as the external spokesperson and principal liaison for Nexen, including effectively managing relations with Nexen's external stakeholders, such as shareholders, the communities in which Nexen operates, customers, creditors, suppliers, the media, governments, non-government organizations and the public generally.

6. Be responsible for communicating Nexen's Mission, Vision, Principles, Values, strategy and business plan to external stakeholders.

CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

7. Provide leadership to Management in support of Nexen's commitment to Corporate Social Responsibility.

8.    Foster ethical and responsible decision making by Management.

9. Set the ethical tone for Nexen and its Management, including (i) overseeing the administration and implementation of, and compliance with, Nexen's policies and procedures; (ii) take all reasonable steps to satisfy the Board as to the integrity of the CEO and other senior officers; and,
      (iii) take all reasonable steps to satisfy the Board that the CEO and other senior officers create a culture of integrity throughout the organization.

10. Provide the Ethics Policy to the Audit and Conduct Review Committee and the Board for approval.

GOVERNANCE

11. Communicate in a timely fashion with the Board on material matters affecting Nexen.

12. Communicate regularly with the Chair of the Board (Board Chair) and other Directors to ensure that these responsibilities are being fully complied with and that Directors are being provided with information necessary to fulfill their responsibilities and statutory obligations.

13. Assist the Corporate Governance and Nominating Committee (CGN Committee) Chair in developing the Board, Board Committee and Individual Director Mandates.

14. Assist the CGN Committee Chair in developing an orientation program for new Directors and a continuing education program for Directors.

DISCLOSURE

15. With the Disclosure Review Committee, the Chief Financial Officer and other members of Management, as needed, ensure appropriate and timely disclosure of material information.

STRATEGIC PLANNING

16. Ensure the development of a Strategic Plan for Nexen to maximize shareholder value and recommend it to the Board for review and, in the Board's discretion, approval.

17. Ensure the implementation of the Strategic Plan and report to the Board in a timely manner on deviations from the Strategic Plan or any parameters established by the Board.

BUSINESS MANAGEMENT

18. Provide general supervision and management of the day-to-day affairs of Nexen within the guidelines established by the Board, consistent with decisions requiring prior approval of the Board and the Board's expectations of Management.

19. Ensure the development of an Annual Operating Plan including business plans, operational requirements, organizational structure, staffing and budgets that support the Strategic Plan and recommend the Annual Operating Plan to the Board for review and, in the Board's discretion, approval.

20. Ensure the implementation of the Annual Operating Plan and direct and monitor the activities and resources of Nexen, consistent with the strategic direction, financial limits and operating objectives approved by the Board.

21.   Approve commitments within the limits of delegated approval authorities.

RISK MANAGEMENT

22. Provide the Board assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable to Nexen and are within the guidelines established by the Finance Committee, the Audit and Conduct Review Committee and the Board.

23. Ensure the accuracy, completeness, integrity and appropriate disclosure of Nexen's financial statements and other financial information through appropriate policies and procedures.

24. Establish and maintain Nexen's disclosure controls and procedures through appropriate policies and procedures.

25. Establish and maintain Nexen's internal controls over financial reporting through appropriate policies and procedures.

26. Ensure that Nexen has complied with all regulatory requirements for Nexen's financial information, reporting, disclosure requirements and internal controls over financial reporting.

27. Provide required regulatory certifications regarding Nexen and its activities.

28. Ensure appropriate policies and procedures of Nexen are developed, maintained and disclosed.

29. Provide the External Communications Policy to the Board for review, and in the Board's discretion, approval.

ORGANIZATIONAL EFFECTIVENESS/SUCCESSION

30. Develop a strong organization with the right people in the right positions.

31. With the Compensation and Human Resources Committee and the Board, ensure that Nexen has an effective senior Management team below the level of the CEO, that the Board has regular exposure to senior

      Management team members, and that there exists an effective plan of succession and development for the CEO and senior Management.

32. Recommend appointments to senior Management, monitor performance of senior Management and provide feedback and training as appropriate.

CEO PERFORMANCE

33. With the CGN Committee and the Board, participate in developing the CEO Position Description.

34. With the Compensation and Human Resources Committee and the Board, participate in developing CEO Annual Accountabilities consisting of personal and corporate goals and objectives aligned with Nexen's Mission, Vision, Principles, Values, Strategic Plan and Annual Operating Plan, as well as indicators to measure the CEO performance, and present them to the Board for review, and in the Board's discretion, approval.

35. Ensure that an annual evaluation of CEO performance is conducted by the Compensation and Human Resources Committee and the Board.

OTHER

36. Carry out any other appropriate duties and responsibilities assigned by the Board.

37. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

38. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.


Approved: October 14, 2004

                  CHIEF FINANCIAL OFFICER POSITION DESCRIPTION

      The Chief Financial Officer (CFO) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The CFO will be appointed by the Board of Directors (Board) each year and will have the competencies and skills recommended by the Chief Executive Officer
(CEO) and the Compensation and Human Resources Committee and determined by the Board.

RESPONSIBILITY

      The CFO provides effective financial leadership for Nexen to grow value responsibly, in a profitable and sustainable manner. With the CEO, the CFO sets the "tone" for Management to foster ethical and responsible decision making, appropriate management and best-in-class corporate governance practices.

SPECIFIC DUTIES

      The CFO will:

LEADERSHIP

1. Provide financial leadership to manage Nexen in the best interests of its stakeholders.

2. With the CEO, provide leadership in setting the Mission, Vision, Principles, Values, Strategic Plan and Annual Operating Plan of Nexen, in conjunction with the Board of Directors (Board).

3. With the CEO, lead the growth of Nexen's global energy and chemical businesses in a profitable and sustainable manner through resourceful people, capitalizing on superior assets and innovation and operating in a socially responsible manner.

COMMUNITY

4. Be a community leader and ensure that Nexen makes and keeps appropriate commitments to the well-being and improvement of the communities in which it operates.

5. Serve as an external spokesperson and liaison for Nexen, including effectively managing relations with Nexen's external stakeholders, especially stakeholders in the financial and investment communities.

CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

6.    Serve as Nexen's governance liaison to financial rating agencies.

7. With the CEO, provide leadership to Management in support of Nexen's commitment to Corporate Social Responsibility.

8.    Foster ethical and responsible decision making by Management.

GOVERNANCE

9. Communicate in a timely fashion with the Audit and Conduct Review Committee, the Finance Committee and the Board on material financial and accounting matters affecting Nexen.

DISCLOSURE

10. With the Disclosure Review Committee, the CEO and other members of Management, as needed, ensure appropriate and timely disclosure of material information.

STRATEGIC PLANNING

11. With the CEO, ensure the development of a Strategic Plan for Nexen to maximize shareholder value and recommend it to the Board for review and, in the Board's discretion, approval.

12. With the CEO, ensure the implementation of the Strategic Plan and report to the Board in a timely manner on deviations from the Strategic Plan or any parameters established by the Board.

FINANCIAL AND ACCOUNTING MANAGEMENT

13. Provide general supervision and management of the day-to-day financial and accounting affairs of Nexen within the guidelines established by the Board, consistent with decisions requiring prior approval of the Board and the Board's expectations of Management.

14. With the CEO, ensure the development of an Annual Operating Plan including business plans, operational requirements, organizational structure, staffing and budgets that support the Strategic Plan.

15. With the CEO, ensure the implementation of the Annual Operating Plan and direct and monitor the activities and resources of Nexen, consistent with the strategic direction, financial limits and operating objectives approved by the Board.

16. Ensure Nexen maintains an appropriate capital structure to support its Annual Operating Plans and Strategic Plans.

17.   Ensure Nexen has sufficient liquidity to implement its business plans.

18.   Approve commitments within the limits of delegated approval authorities.

RISK MANAGEMENT

19. With the CEO, provide the Board assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable to Nexen and are within the guidelines established by the Finance Committee, the Audit and Conduct Review Committee and the Board.

20. With the CEO, ensure the accuracy, completeness, integrity and appropriate disclosure of Nexen's financial statements and other financial information through appropriate policies and procedures.

21. With the CEO, establish and maintain Nexen's disclosure controls and procedures through appropriate policies and procedures.

22. With the CEO, establish and maintain Nexen's internal controls over financial reporting through appropriate policies and procedures.

23. With the CEO, ensure that Nexen has complied with all regulatory requirements for Nexen's financial information, reporting, disclosure requirements and internal controls over financial reporting.

24. Provide required regulatory certifications regarding Nexen and its activities.

25. Ensure appropriate financial, risk, accounting and auditing policies and procedures of Nexen are developed, maintained, approved and disclosed, as appropriate.

OTHER

26. Carry out any other appropriate duties and responsibilities assigned by the Board or the CEO.

27. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the Corporate Governance and Nominating Committee at its next meeting.

28. Once or more annually, as the Corporate Governance and Nominating Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Approved: October 14, 2004

                         SECRETARY POSITION DESCRIPTION

      The Secretary of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The Secretary will be appointed by the Board of Directors (Board) each year and will have the competencies and skills recommended by the Compensation and Human Resources Committee and determined by the Board.

RESPONSIBILITY

      The Secretary is the Chief Governance Officer and provides leadership to ensure that Nexen works continuously to implement best-in-class corporate governance practices.

SPECIFIC DUTIES

      The Secretary will:

LEADERSHIP

1. Provide leadership in effective governance, compliance, reporting and disclosure obligations, coordinating efforts and complementing the work of other members of Management.

GOVERNANCE

2. Serve as Nexen's principal governance liaison to stock exchanges, regulatory bodies, corporate governance rating agencies, governance associations and outside advisors to Nexen, as applicable and appropriate.

3. Serve as the main source of governance expertise to the Board and Management on current developments and compliance.

4. Provide a positive influence on the structure, composition, membership, activities and ultimate effectiveness of the Board and Board Committees by providing resources, information and communications, as needed and appropriate.

5. Have effective working relationships with the Board Chair, Committee Chairs and individual Directors.

6. With the Board Chair and the Corporate Governance and Nominating Committee (CGN Committee) Chair, ensure that an appropriate governance program is developed, implemented and administered.

7. With the CGN Committee, administer the annual review of all corporate governance documents, including all Mandates and Position Descriptions, the Categorical Standards for Director Independence, the Corporate Governance Policy and the Director Evaluation Questionnaire.

8. With the CGN Committee Chair, administer the annual director evaluation of performance, independence, skills and expertise.

CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

9.    Actively support Nexen's commitment to Corporate Social Responsibility.

10. Oversee the development, implementation, administration of, and compliance with, Nexen's Ethics Policy and all other policies and programs, including the Integrity Program, in support of the Ethics Policy.

SHAREHOLDER COMMUNICATIONS AND RELATIONS

11. With other members of Management, as appropriate, develop, coordinate and distribute all communications and reports to shareholders and the Board.

12. With other members of Management, maintain relations with shareholders of Nexen.

BOARD AND COMMITTEE MEETINGS

13. Serve as Secretary to the Board and Board Committees, reporting directly to the Board Chair in that role.

14. Provide notice of, direct arrangements for, and attend and record minutes of all meetings of shareholders, the Board and Board Committees.

15. Direct or coordinate and distribute all communications and reports to the Board.

DIRECTOR ORIENTATION / EDUCATION

16. Direct or coordinate the preparation of materials and presentations for the orientation program for new Directors.

17. With the CGN Committee Chair, direct or coordinate the administration of the continuing education program for Directors.

REGULATORY COMPLIANCE AND FILINGS

18. With other members of Management, as appropriate, develop, coordinate and distribute all proxy statements, CEO and CFO certifications and all other filings required under applicable law.

19. Direct or coordinate the preparation of all documents required under applicable law in order to effect approved changes in Nexen's Articles or By-Laws.

SECURITIES

20. Direct or coordinate the preparation of all documents required for the issuance of Nexen securities.

21. Direct the activities of Nexen's transfer agent, proxy solicitor and other relevant vendors that serve as agents of Nexen.

OTHER

22. Sign documents on behalf of Nexen as authorized by the Board or the By-laws, and affix the Nexen seal to documents as needed.

23. Carry out any other appropriate duties and responsibilities assigned by the Board, Board Chair, Board Committee, Committee Chair or the CEO.

24. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

25. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Approved: October 14, 2004

                   AUDIT AND CONDUCT REVIEW COMMITTEE MANDATE

      The Audit and Conduct Review Committee (Committee) of the Board of Directors (Board) of the Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below.

COMPOSITION

      The Committee will be comprised of at least three directors. All Committee members will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law. Any Committee member who, for any reason, is no longer independent under the Categorical Standards or applicable law immediately ceases to be a Committee member.

      All Committee members will be "financially literate" under the definition adopted by the Board. At least one Committee member shall be designated as an "audit committee financial expert" under applicable law.

      Committee members may not serve on the audit committees of more than two additional public companies without the approval of the Board.

      Committee members will be appointed and removed by the Board. The Committee Chair will be appointed by the Board.

RESPONSIBILITY

      The Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence;
(iv) the system of internal accounting and financial reporting controls that Management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of the Ethics Policy and the compliance programs under the Ethics Policy.

SPECIFIC DUTIES

      The Committee will:

AUDIT AND CONDUCT REVIEW LEADERSHIP

1. Have a clear understanding with the independent auditor that it must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent auditor is to the Committee, as representatives of the shareholders.

2. Provide an avenue for communication between each of internal audit, the independent auditor, financial and senior Management and the Board.

3. Review and, in the Committee's discretion, approve and recommend to the Board for consideration the Ethics Policy including procedures for (i) the receipt, retention, and treatment of complaints received by Nexen regarding accounting, internal accounting and financial reporting controls, or auditing matters; (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and, (iii) addressing a reporting attorney's report of a material breach of securities law, material breach of fiduciary duty or similar material violation.

4. Take all reasonable steps to oversee the implementation of Nexen's Ethics Policy, including reviewing with Management the Ethics Policy and the implementation and effectiveness of compliance programs under the Ethics Policy.

5. Take all reasonable steps to oversee conduct review by receiving an annual report summarizing the statements of compliance completed by employees pursuant to the Integrity Program, the Conflict of Interest Policy and Improper Payments Policy and make any resulting inquiries the Committee decides is needed.

6. With the Board and the Board Chair, respond to potential conflict of interest situations.

AUDITOR QUALIFICATIONS AND SELECTION

7. Subject to required shareholder approval of auditors, be solely responsible for selecting, retaining, compensating, overseeing and, where necessary, terminating the independent auditor. The independent auditor will be a "Registered Public Accounting Firm" as defined under applicable law and will report directly to the Committee. The Committee is entitled to adequate funding from Nexen to compensate the independent auditor for completing an audit and audit report or performing other audit, review or attest services.

8. Evaluate the independent auditor's qualifications, performance and independence. As part of that evaluation, at least annually review a report by the independent auditor describing: the firm's (auditor's) internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and, (to assess the auditor's independence) all relationships between the independent auditor and Nexen. Take all reasonable steps to ensure that the independent auditor does not provide non-audit services that would disqualify it as independent under applicable law.

9. Review the experience and qualifications of the senior members of the independent audit team and the quality control procedures of the independent auditor. Ensure that the lead audit partner of the independent auditor is replaced periodically, according to applicable law. Take all reasonable steps to ensure continuing independence of the independent audit firm. Present the Committee's conclusions on auditor independence to the Board.

10. Recommend guidelines for Nexen's hiring of senior employees and former employees of the independent auditor who were engaged on Nexen's account to the Board for consideration.

AUDIT PROCESS

11. Pre-approve all audit services (which may include comfort letters in connection with securities underwritings). Pre-approve and disclose, as required, the retention of the independent auditor for non-audit services permitted under applicable law. In the discretion of the Committee, annually delegate to one or more of its members the authority to grant pre-approvals provided that those pre-approvals are presented in writing to the Committee at the next regularly scheduled meeting.

12. Meet with the independent auditor prior to the audit to review the scope and general extent of the independent auditor's annual audit including (i) the planning and staffing of the audit; and, (ii) an explanation from the independent auditor of the factors considered in determining the audit scope, including the major risk factors.

13. Require the independent auditor to provide a timely report setting out (i) all critical accounting policies, significant accounting judgments and practices to be used; (ii) all alternative treatments of financial information within Generally Accepted Accounting Principles (GAAP) that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor; and, (iii) other material written communications between the independent auditor and Management.

14. Take all reasonable steps to ensure that officers and directors or persons acting under their direction are aware that they are prohibited from coercing, manipulating, misleading or fraudulently influencing the independent auditor when the person knew or should have known that the action could result in rendering the financial statements materially misleading.

15. Upon completion of the annual audit, review the following with Management and the independent auditor:

      o The annual financial statements, including related footnotes and the MD&A (Management's Discussion and Analysis of Financial Condition and Results of Operations), to be included in Nexen's Annual Report on Form 10-K.

      o The significant accounting judgments and reporting principles, practices and procedures applied by Nexen in preparing its financial statements, including any newly adopted accounting policies and the reasons for their adoption.

      o Any transactions accounted for by Nexen where Management has obtained opinion letters providing that hypothetical transactions accounted for in a similar manner are accounted for in accordance with GAAP (letters issued in accordance with Statement of Auditing Standards 50 -- "Reports on the Application of Accounting Principles").

      o The results of the combined audit of the financial statements and internal controls over financial reporting; the related audit reports on the financial statements and internal controls over financial reporting; and, whether any limitations were placed on the scope or nature of the audit procedures.

      o Significant changes to the audit plan, if any, and any serious disputes or difficulties with Management encountered during the audit, including any problems or disagreements with Management which, if not satisfactorily resolved, would have caused the independent auditor to issue a non-standard report on Nexen's financial statements.

      o The co-operation received by the independent auditor during its audit, including access to all requested records, data and information.

      o Any other matters not described above that are required to be communicated by the independent auditor to the Committee pursuant to Statement of Auditing Standards 61 -- "Communication With Audit Committee", as amended by Statement of Auditing Standards 90 -- "Audit Committee Communications".

RISK MANAGEMENT

16. Discuss guidelines and policies with respect to risk assessment and risk management, including the processes Management uses to assess and manage Nexen's risk. Discuss major financial risk exposures and steps Management has taken to monitor and control such exposures. Receive reports from Management and the Finance Committee with respect to risk assessment, risk management and major financial risk exposures.

FINANCIAL STATEMENTS AND DISCLOSURE

17. At least annually, as part of the review of the annual financial statements, receive an oral report from Nexen's general counsel concerning legal and regulatory matters that may have a material impact on the financial statements.

18. Based on discussions with Management and the independent auditor, in the Committee's discretion, recommend to the Board whether the financial statements should be approved for inclusion in Nexen's Annual Report on Form 10-K.

19. Review the general types and presentation format of information that it is appropriate for Nexen to disclose in earnings news releases or other earnings guidance provided to analysts and rating agencies. Review with Management and the independent auditor the quarterly financial statements and MD&A and, subject to delegation by the Board to the Committee and in the Committee's discretion, approve and / or recommend to the Board for consideration the quarterly results, financial statements, MD&A and news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered, including the results of the independent auditor's reviews of the quarterly financial statements, significant adjustments, new accounting policies, any disagreements between the independent auditor and Management and the impact on the financial statements of significant events, transactions or changes in accounting principles or estimates that potentially affect the quality of financial reporting.

20. Receive reports, from time to time, as required, from the Chair or other representative of each of the Finance Committee and the Reserves Review Committee and discuss with them issues of relevance to both the Committee and each of the Finance Committee and the Reserves Review Committee.

INTERNAL CONTROL SUPERVISION

21. Review with Management, internal audit and the independent auditor Nexen's internal controls over financial reporting, any significant deficiencies or material weaknesses in their design or operation, any proposed major changes to them and any fraud involving Management or other employees who have a significant role in Nexen's internal controls over financial reporting.

22. Review the independent auditor's annual attestation to and report on Management's assessment of the internal controls over financial reporting structure and procedures.

23. Review the performance of internal audit, the scope of internal audit's work plan for the year and receive a summary report of major findings by internal audit and Management's action plan. Receive periodic reports from internal audit addressing (i) department responsibilities and staffing;
      (ii) whether internal audit has had full access to Nexen's books, records and personnel; (iii) progress on the internal audit plan, including any significant changes to it; (iv) significant internal audit findings, including issues as to the adequacy of internal controls over financial reporting and any procedures implemented in light of significant control deficiencies; (v) any significant internal fraud issues; and, (vii) the performance and independence of the internal audit function.

24. Review with Management, the Chief Financial Officer, internal audit and the independent auditor the methods used to establish and monitor Nexen's policies with respect to unethical or illegal activities by employees that may have a material impact on the financial statements.

25. Meet with Management, internal audit and the independent auditor to discuss any relevant significant recommendations that the independent auditor may have, particularly those characterized as "material" or "serious". (Typically, such recommendations will be presented by the independent auditor in the form of a

      Letter of Comments and Recommendations to the Committee.) Review responses of Management to the Letter of Comments and Recommendations from the independent auditor and receive follow-up reports on action taken concerning the recommendations.

26. Receive a report, at least annually, from the Reserves Review Committee on Nexen's petroleum and natural gas reserves and on the findings of any independent qualified consultants.

27. Review any appointment or dismissal of the senior internal audit executive.

28. Review with Management and the independent auditor any correspondence with regulators or government agencies and any employee complaints or published reports which raise material issues regarding Nexen's financial statements or accounting policies.

29. Review with Management and the independent auditor any off-balance sheet financing mechanisms, transactions or obligations of Nexen.

30. Review with Management and the independent auditor any material related party transactions.

31. Review with the independent auditor the quality of Nexen's accounting personnel. Review with Management the responsiveness of the independent auditor to Nexen's needs.

COMPLIANCE

32. Prepare a letter for the annual report to shareholders and the Annual Report on Form 10-K, disclosing whether or not, with respect to the prior fiscal year (i) Management has reviewed the audited financial statements with the Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting Nexen's financial statements; (ii) the independent auditor has discussed with the Committee the independent auditor's judgments of the quality of those principles as applied and judgments referenced in (i) above under the circumstances; (iii) the members of the Committee have discussed among themselves, without Management or the independent auditor present, the information disclosed to the Committee described in (i) and (ii) above; and, (iv) the Committee, in reliance on the review and discussions conducted with Management and the independent auditor pursuant to (i) and
      (ii) above, believes that Nexen's financial statements are fairly presented in conformity with Canadian GAAP in all material respects and that the reconciliation of Nexen's financial statements to U.S. GAAP complies with the requirements of the SECURITIES EXCHANGE ACT of 1934 (1934 Act).

33. Receive reports, as required, from Management, Nexen's senior internal auditing executive or, to the best of their knowledge, the independent auditor that Nexen's subsidiary / foreign affiliated entities are in conformity with applicable legal requirements and Nexen's Ethics Policy, including disclosures of insider and affiliated party transactions.

34. Review with the independent auditor any reports required to be submitted to the Committee under Section 10A of the 1934 Act (regarding the detection of illegal acts, the identification of related party transactions and the evaluation of whether there is substantial doubt about the ability of Nexen to continue as a going concern).

COMMITTEE REPORTING

35. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

36. Report regularly to the Board and review with the Board any issues that arise with respect to the quality or integrity of Nexen's financial statements, Nexen's compliance with applicable law, the performance and independence of Nexen's independent auditor, and the performance of the internal audit function.

37. Annually review and approve the Committee's report for inclusion in the Proxy Statement.

38. Prepare any reports required to be prepared by the Committee under applicable law.

COMMITTEE MEETINGS

39. Meet at least four times annually and as many additional times as needed to carry out its duties effectively. The Committee may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

40. Meet in separate, non-management, closed sessions with the internal auditor at each regularly scheduled meeting.

41. Meet in separate, non-management, closed sessions with the independent auditor at each regularly scheduled meeting.

42. Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

43. Meet in separate, non-management, closed sessions with any other internal personnel or outside advisors, as needed or appropriate.

COMMITTEE GOVERNANCE

44. Once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, receive for consideration that Committee's evaluation of this Mandate and any recommended changes. Review and assess the CGN Committee's recommended changes and make recommendations to the Board for consideration.

ADVISORS / RESOURCES

45. Have the sole authority to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

46. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Committee to carry out its duties.

OTHER

47. Carry out any other appropriate duties and responsibilities assigned by the Board.

48. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.


Approved: October 14, 2004

                    AUDIT AND CONDUCT REVIEW COMMITTEE CHAIR
                              POSITION DESCRIPTION

      In addition to the responsibility and specific duties set out in the Individual Director Mandate and any other applicable Mandate or Position Description, the Chair (Chair) of the Audit and Conduct Review Committee (Committee) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The Chair will be a duly elected member of the Board of Directors (Board) and be appointed by the Board as the Committee Chair each year. The Chair will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law and will have the competencies and skills determined by the Corporate Governance and Nominating Committee (CGN Committee) and the Board.

RESPONSIBILITY

      The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

SPECIFIC DUTIES

      The Chair will:

LEADERSHIP

1.    Provide overall leadership to enhance the effectiveness of the Committee.

2. Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

ETHICS

3. Foster ethical and responsible decision making by the Committee and its individual members.

COMMITTEE GOVERNANCE

4. Provide effective Committee leadership, overseeing all aspects of the Committee's direction and administration in fulfilling the terms of its Mandate.

5. With the CGN Committee, oversee the structure, composition, membership and activities delegated to the Committee.

6. With the CGN Committee, ensure that the Committee is composed entirely of independent directors under the Categorical Standards and applicable law.

COMMITTEE MEETINGS

7. Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

8. With the Board Chair, other Committee members, the Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

9. Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Committee Chair is not present, the Committee members present will choose a Committee member to chair the meeting.

10. Ensure sufficient time during Committee meetings to fully discuss agenda items.

11. Encourage Committee members to ask questions and express viewpoints during meetings.

12. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

13. Ensure that the Committee meets in separate, regularly scheduled, non-management, closed sessions with the internal auditor and the independent auditors.

14. Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

15. Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

COMMITTEE REPORTING

16. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

17.   Ensure that Committee materials are available to any Director on request.

COMMITTEE/MANAGEMENT RELATIONSHIPS

18. Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from Management to fulfill the Committee Mandate.

19. Facilitate effective communication between Committee members and Management, both inside and outside of Committee meetings.

20.   Have an effective working relationship with members of Management.

EVALUATIONS

21. Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other Directors and appropriate members of Management.

ADVISORS/RESOURCES

22. Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

23. Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

OTHER

24. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

25. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

26. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Approved: October 14, 2004

               COMPENSATION AND HUMAN RESOURCES COMMITTEE MANDATE

      The Compensation and Human Resources Committee (Committee) of the Board of Directors (Board) of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below.

COMPOSITION

      The Committee will be comprised of at least three directors. All Committee members will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law. Any Committee member who, for any reason, is no longer independent under the Categorical Standards or applicable law immediately ceases to be a Committee member.

      The membership of the Committee will represent a diverse background of experience and skills, including members with international, oil and gas, human resources, financial and management experience, as indicated by the results of the skills evaluation of the Board.

      Committee members will be appointed and removed by the Board. The Committee Chair will be appointed by the Board.

RESPONSIBILITY

      The Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive Management compensation; and, (iii) executive Management succession and development.

SPECIFIC DUTIES

      The Committee will:

COMPENSATION AND HUMAN RESOURCES LEADERSHIP

1. Review Nexen's key Human Resources policies and, in the Committee's discretion, make recommendations to the Board for consideration.

CHIEF EXECUTIVE OFFICER (CEO)

2. Annually review and, in the Committee's discretion, make recommendations to the Board for consideration regarding the CEO's short-term and long-term corporate goals and objectives and performance measurement indicators.

3. Annually (i) review a report on CEO compensation from Management or, in the Committee's discretion, an independent consultant; (ii) evaluate the performance of the CEO considering the Position Description of the CEO, and the CEO's short-term and long-term corporate goals and objectives and performance measurement indicators; and, (iii) recommend annual CEO compensation, including a long-term incentives component determined considering Nexen's performance and relative shareholder returns, the value of similar incentive awards to CEOs at comparable companies and the awards given to Nexen's past CEOs. Based on the evaluation, in the Committee's discretion, make recommendations to the independent directors of the Board for consideration. The independent directors have sole authority to determine annual CEO compensation. The Committee, in its discretion, may approve a long-term incentive award (with or without ratification from the Board) as may be required to comply with applicable tax laws.

4. Annually review temporary successors for the CEO in case of absence or disability and, in the Committee's discretion, make recommendations to the Board for consideration.

5. Annually review, with the Corporate Governance and Nominating Committee (CGN Committee) and the CEO, the Position Description for the CEO and, in the Committee's discretion, recommend any changes to the Board for consideration.

COMPENSATION

6. Annually review the level and form of compensation of Nexen's Directors, considering peer practices and the duties and responsibilities of the Directors and, in the Committee's discretion, recommend any changes to the Board for consideration.

7. Annually review the level and form of compensation of Nexen's Board Chair, considering peer practices and the duties and responsibilities of the Board Chair and, in the Committee's discretion, recommend any changes to the Board for consideration.

8. Annually review the recommendations of the CEO concerning overall compensation and other conditions of employment of executive Management, other than the CEO, and, in the Committee's discretion, make recommendations to the Board for consideration.

9. Review and, in the Committee's discretion, recommend to the Board for consideration any significant changes to the overall compensation program and Nexen's objectives related to executive compensation.

SUCCESSION AND DEVELOPMENT

10. Annually review the Executive Management Succession and Development Plans and, after consultation with the CEO and in the Committee's discretion, make recommendations to the Board for consideration.

11. Review with the Board matters related to organizational structure at the officer level.

COMPENSATION PROGRAMS

12. Regularly review all incentive compensation plans and equity-based plans and, in the Committee's discretion, make recommendations to the Board for consideration.

13. Review Management's proposals for grants of equity-based incentives and, in the Committee's discretion, make recommendations to the Board for consideration.

14. As required under applicable law, review employee benefit plans and reports and, in the Committee's discretion, make recommendations to the Board for consideration.

COMMITTEE REPORTING

15. Following each Committee meeting, report to the Board on the activities, findings and any recommendations of the Committee.

16. Annually review and approve the Committee's report on executive compensation for inclusion in the Proxy Statement.

COMMITTEE MEETINGS

17. Meet at least four times annually and as many additional times as needed to carry out it's duties effectively. The Committee may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

18. Meet in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

19. Meet in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE GOVERNANCE

20. Once or more annually, as the CGN Committee decides, receive for consideration that Committee's evaluation of this Mandate and any recommended changes. Review and assess the CGN Committee's recommended changes and, in the Committee's discretion, make recommendations to the Board for consideration.

ADVISORS/RESOURCES

21. Have the sole authority to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

22. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Committee to carry out its duties.

OTHER

23. Carry out any other appropriate duties and responsibilities assigned by the Board.

24. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

Approved: October 14, 2004

                COMPENSATION AND HUMAN RESOURCES COMMITTEE CHAIR
                              POSITION DESCRIPTION

      In addition to the responsibility and specific duties set out in the Individual Director Mandate and any other applicable Mandate or Position Description, the Chair (Chair) of the Compensation and Human Resources Committee (Committee) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The Chair will be a duly elected member of the Board of Directors (Board) and be appointed by the Board as the Committee Chair each year. The Chair will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law and will have the competencies and skills determined by the Corporate Governance and Nominating Committee (CGN Committee) and the Board.

RESPONSIBILITY

      The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

SPECIFIC DUTIES

      The Chair will:

LEADERSHIP

1.    Provide overall leadership to enhance the effectiveness of the Committee.

2. Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

ETHICS

3. Foster ethical and responsible decision making by the Committee and its individual members.

COMMITTEE GOVERNANCE

4. Provide effective Committee leadership, overseeing all aspects of the Committee's direction and administration in fulfilling the terms of its Mandate.

5. With the CGN Committee, oversee the structure, composition, membership and activities delegated to the Committee.

6. With the CGN Committee, ensure that the Committee is composed entirely of independent directors under the Categorical Standards and applicable law.

COMMITTEE MEETINGS

7. Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

8. With the Board Chair, other Committee members, the Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

9. Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Committee Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

10. Ensure sufficient time during Committee meetings to fully discuss agenda items.

11. Encourage Committee members to ask questions and express viewpoints during meetings.

12. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

13. Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

14. Ensure that the Committee meets in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE REPORTING

15. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

16.   Ensure that Committee materials are available to any Director on request.

COMMITTEE/MANAGEMENT RELATIONSHIPS

17. Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from Management to fulfill the Committee Mandate.

18. Facilitate effective communication between Committee members and Management, both inside and outside of Committee meetings.

19.   Have an effective working relationship with members of Management.

EVALUATIONS

20. Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other Directors and appropriate members of Management.

ADVISORS/RESOURCES

21. Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

22. Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

OTHER

23. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

24. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

25. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.


Approved: October 14, 2004

              CORPORATE GOVERNANCE AND NOMINATING COMMITTEE MANDATE

      The Corporate Governance and Nominating Committee (Committee) of the Board of Directors (Board) of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below.

COMMITTEE COMPOSITION

      The Committee will be comprised of at least three directors. All Committee members will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law. Any Committee member who, for any reason, is no longer independent under the Categorical Standards or applicable law immediately ceases to be a Committee member.

      All Committee members will have a working familiarity with corporate governance practices.

      Committee members will be appointed and removed by the Board. The Committee Chair will be appointed by the Board.

RESPONSIBILITY

      The Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for Director and Board Committee appointments; and, (iii) evaluations of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs, all with a view to ensuring Nexen is "leading edge" in implementing best-in-class corporate governance practices.

SPECIFIC DUTIES

      The Committee will:

GOVERNANCE LEADERSHIP

1. Take a leadership role in developing Nexen's approach to corporate governance.

2. Annually review and assess the performance of Nexen's corporate governance systems and, in the Committee's discretion, recommend any changes to the Board for consideration.

3. Ensure that the Board has appropriate structures and processes in place so that it can function independently of Management.

4. Take all reasonable steps to ensure systems are in place to verify compliance with all regulatory, corporate governance and disclosure requirements.

ETHICS POLICY

5. Review and, in the Committee's discretion, recommend to the Audit and Conduct Review Committee and the Board for consideration the Ethics Policy including procedures for (i) the receipt, retention, and treatment of complaints received by Nexen regarding accounting, internal accounting and financial reporting controls, or auditing matters; (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and, (iii) addressing a reporting attorney's report of a material breach of securities law, material breach of fiduciary duty or similar material violation.

GOVERNANCE DOCUMENTS

6. Regularly review Nexen's Articles of Incorporation and By-Laws and, in the Committee's discretion, recommend any changes to the Board for consideration.

7. Once or more annually, as the Committee decides, review and assess Nexen's Corporate Governance Policy and, in the Committee's discretion, recommend any changes to the Board for consideration.

8. Once or more annually, as the Committee decides, review and assess Nexen's Ethics Policy and, in the Committee's discretion, recommend any changes to the Audit and Conduct Review Committee and the Board for consideration.

9. Regularly review, assess and, if appropriate, revise the Annual Directors' Evaluation Questionnaire for the evaluation of: the performance of individual Directors, Board Committees, the Board, Committee Chairs and the Board Chair measured against applicable Position Descriptions and Mandates; the skills of each individual Director and the Board as a whole; the financial competency or expertise of each individual Director; and, the independence of each individual Director.

10. Once or more annually, as the Committee decides, review and assess the Position Descriptions for the Board Chair, each Committee Chair, an individual Director, the Chief Executive Officer, the Chief Financial Officer and the Secretary and, in the Committee's discretion, recommend any changes to the Board for consideration.

11. Once or more annually, as the Committee decides, review and assess the Mandates for the Board, each Board Committee Chair and individual Directors and, in the Committee's discretion, recommend any changes to the Board Committees and/or Board, as applicable, for consideration.

12. Once or more annually, as the Committee decides, review the Categorical Standards and, in the Committee's discretion, recommend any changes to the Board for consideration.

13. Receive regular reports from the Secretary of any minor technical amendments made to any of the corporate governance documents set out in this section.

GOVERNANCE DISCLOSURE

14. Ensure that Nexen's governance practices are fully disclosed in the annual proxy circular.

15. Take all reasonable steps to ensure that Nexen's governance documents, specifically including the Corporate Governance Policy, the Ethics Policy, the Categorical Standards, the annual proxy circular, and all Mandates and Position Descriptions set out in this Mandate, are published on Nexen's website and are made available to any shareholder on request.

EVALUATIONS

16. Establish and implement procedures to evaluate the performance and effectiveness of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs.

17. Ensure annual completion and dissemination of the results of the Annual Directors' Evaluation Questionnaire for the performance and effectiveness of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs, including individual Director self-evaluations; individual Director independence; individual Director and overall Board Skills; individual Director financial acumen; and individual Director peer evaluations.

18. Oversee the evaluation of Management by the Compensation and Human Resources Committee.

DIRECTOR NOMINATIONS

19. Annually review and assess the size, composition and operation of the Board to ensure effective decision-making and, in the Committee's discretion, make recommendations to the Board for consideration.

20. After consulting with the Board Chair and individual Directors, annually review and assess the size, composition and Committee Chairs of all Board Committees and, in the Committee's discretion, make recommendation to the Board for consideration.

21. Identify and assess new candidates for appointment or nomination to the Board, including any nominee appropriately recommended by a shareholder, considering the performance, independence, skills and financial acumen of the candidate to ensure effective governance and satisfy applicable law and, in the Committee's discretion, make recommendations to the Board for consideration.

22. Annually review and, in the Committee's discretion, recommend to the Board for consideration the individual Directors proposed to be nominated for election at the next annual general meeting of shareholders.

23. Annually review and, in the Committee's discretion, recommend to the Board for consideration those individual Directors to be designated as independent under the Categorical Standards and those individual Directors to be designated as "financial experts" under applicable law.

24. Regularly review and assess Nexen's policies on tenure and terms of individual Directors, the Board Chair and Committee Chairs and, in the Committee's discretion, recommend any changes to the Board for consideration.

SHARE OWNERSHIP POLICIES

25. Periodically review the policy on mandatory share ownership for directors and, in the Committee's discretion, recommend any changes to the Board for consideration.

26. Periodically review the policy on mandatory share ownership for executive Management and, in the Committee's discretion, recommend any changes to the Board for consideration.

DIRECTOR ORIENTATION/EDUCATION

27. Oversee the development and implementation of the Director orientation program including: a complete business overview; a strategic overview; an overview of Nexen's values and operating philosophies; and, an overview of Nexen's activities and commitments to Corporate Social Responsibility.

28. Oversee the development and implementation of the ongoing Director education program including: education sessions on Nexen's business by way of presentations and operating site visits; individual and/or group education sessions from internal personnel or external consultants on topics of importance to Directors and Nexen; and, recommended formal educational opportunities through appropriate organizations to be made available to individual Directors and paid for by Nexen.

COMMITTEE REPORTING

29. Following each Committee meeting, report to the Board on the activities, findings and any recommendations of the Committee.

30. Annually review and approve the Committee's report for inclusion in the Proxy Statement.

COMMITTEE MEETINGS

31. Meet at least four times annually and as many additional times as needed to carry out it's duties effectively. The Committee may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

32. Meet in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

33. Meet in separate, non-management, in camera sessions, as needed or appropriate.

ADVISORS/RESOURCES

34. Have sole authority to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

35. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Committee to carry out its duties.

36. In consultation with the Board Chair, retain, oversee, compensate and terminate, as appropriate, independent advisors to assist any individual Director as necessary.

OTHER

37. Carry out any other appropriate duties and responsibilities assigned by the Board.

38. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the Committee at its next meeting.

Approved: October 14, 2004

               CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHAIR
                              POSITION DESCRIPTION

      In addition to the responsibility and specific duties set out in the Individual Director Mandate and any other applicable Mandate or Position Description, the Chair (Chair) of the Corporate Governance and Nominating Committee (Committee) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The Chair will be a duly elected member of the Board of Directors (Board) and be appointed by the Board as the Committee Chair each year. The Chair will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law and will have the competencies and skills determined by the Committee and the Board.

RESPONSIBILITY

      The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

SPECIFIC DUTIES

      The Chair will:

LEADERSHIP

1.    Provide overall leadership to enhance the effectiveness of the Committee.

2. Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

ETHICS

3. Foster ethical and responsible decision making by the Committee and its individual members.

COMMITTEE GOVERNANCE

4. Provide effective Committee leadership, overseeing all aspects of the Committee's direction and administration in fulfilling the terms of its Mandate.

5. Oversee the structure, composition, membership and activities delegated to the Committee.

6. Ensure that Committee is composed entirely of independent directors under the Categorical Standards and applicable law.

COMMITTEE MEETINGS

7. Ensure that the Committee meets at least four times annually and as many additional times as needed to carry out its duties effectively.

8. With the Board Chair, other Committee members, the Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

9. Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Committee Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

10. Ensure sufficient time during Committee meetings to fully discuss agenda items.

11. Encourage Committee members to ask questions and express viewpoints during meetings.

12. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

13. Ensure that the Committee meets in separate, non-management, in camera sessions, as needed or appropriate.

14. Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed and appropriate.

COMMITTEE REPORTING

15. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

16.   Ensure that Committee materials are available to any Director on request.

COMMITTEE/MANAGEMENT RELATIONSHIPS

17. Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from Management to fulfill the Committee Mandate.

18. Facilitate effective communication between Committee members and Management, both inside and outside of Committee meetings.

19.   Have an effective working relationship with members of Management.

EVALUATIONS

20. Lead the annual Nexen Board, Committee and Director effectiveness and performance evaluations, other than that of the Committee Chair.

21. Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other Directors and appropriate members of Management.

ORIENTATION/EDUCATION

22. Provide leadership for the Board's Director orientation and education programs, soliciting input from the Board.

ADVISORS/RESOURCES

23. Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

24. Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

OTHER

25. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

26. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the Committee at its next meeting.

27. Once or more annually, as the Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Approved: October 14, 2004

                            FINANCE COMMITTEE MANDATE

      The Finance Committee (Committee) of the Board of Directors (Board) of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below.

COMPOSITION

      The Committee will be comprised of three or more directors as determined by the Board. A majority of the Committee members will be independent under the Categorical Standards for Director Independence adopted by the Board and applicable law.

      All Committee members will have a working familiarity with basic finance practices including finance strategy, capital markets, financial risk management, income taxation and pension plan governance. All Committee members will be "financially literate" under the definition adopted by the Board.

      Committee members will be appointed and removed by the Board. The Committee Chair will be appointed by the Board.

RESPONSIBILITY

      The Committee's primary purpose is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure;
(ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of Nexen.

SPECIFIC DUTIES

      The Committee will:

FINANCIAL LEADERSHIP

1. Review Nexen's financial strategy considering current and future business needs, capital markets and Nexen's credit rating.

2. Review Nexen's capital structure including debt and equity components, current and expected financial leverage, and interest rate and foreign currency exposures and, in the Committee's discretion, make recommendations to the Board for consideration.

3. Review the financing of Nexen's Annual Operating Plan and, in the Committee's discretion, make recommendations to the Board for consideration.

4. Periodically review and, in the Committee's discretion, recommend changes to the dividend policy to the Board for consideration.

FINANCIAL MANAGEMENT

5. Review each proposed dividend to be declared considering the solvency requirements of applicable law and, in the Committee's discretion, make recommendations to the Board for consideration.

6.    Review the quarterly news releases.

7. Regularly review current and expected future compliance with covenants under all financing agreements.

8.    Annually review a report on Powers of Attorney granted.

9. Annually review the instruments Nexen is permitted to use for short-term investments of excess cash and, in the Committee's discretion, make recommendations to the Board for consideration.

FINANCIAL RISK MANAGEMENT

10. Regularly review the financial risks arising from Nexen's exposure to changes in commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of these risks including any proposed hedging of the exposures. Review a summary report of the hedging activities including a summary of the hedge-related instruments.

11. Regularly review the activities of Nexen's Marketing group and the financial risks arising from those activities. Review the adequacy of Marketing group policies to address these risks, including key internal controls of Marketing's activities, and receive a report on any significant breaches of the policies. Review a summary report of Marketing's actual and projected financial results for the year, its trading positions, and appropriate measures of the risks (e.g., Value at Risk) of the open positions.

12. Annually review the insurance program including coverage for property damage, control of wells, business interruption, liabilities, and directors and officers.

13. Annually review a report summarizing each pension plan's assets and performance against the benchmarks. Review the governance of the pension plans' assets, considering the adequacy of the pension policy statement and any changes to it, the ranges pertaining to the asset allocations, and the performance objectives and related benchmarks.

14. Annually review and, in the Committee's discretion, approve the members of Management to be appointed to the Pension Committee.

15. Review any other significant financial exposures of Nexen to the risk of a material financial loss including tax audits, government audits of in-country activities, or other activities.

TRANSACTIONS

16. Review any proposed issues of equity instruments including equity and hybrid securities and, in the Committee's discretion, make recommendations to the Board for consideration. When applicable, review the related securities filings and make recommendations to the Board for consideration.

17. Review any proposed material issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases and, in the Committee's discretion, make recommendations to the Board for consideration. When applicable, review the related securities filings and make recommendations to the Board for consideration.

18. Receive reports on significant, non-material issues of or changes to debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases.

19. Review any proposed repurchases of public and private debt, equity and hybrid securities and, in the Committee's discretion, make recommendations to the Board for consideration.

COMMITTEE REPORTING

20. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

21. Provide reports from the Chair or other representative of the Committee to the Audit and Conduct Review Committee, as required, and discuss with the Audit and Conduct Review Committee issues of relevance to both committees.

22. Annually review and approve the Committee's report for inclusion in the Proxy Statement.

COMMITTEE MEETINGS

23. Meet at least four times annually and as many additional times as needed to carry out its duties effectively. The Committee may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

24. Meet in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

25. Meet in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE GOVERNANCE

26. Once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, receive for consideration that Committee's evaluation of this Mandate and any recommended changes. Review and assess the CGN Committee's recommended changes and, in the Committee's discretion, make recommendations to the Board for consideration.

ADVISORS/RESOURCES

27. After consultation with the Board Chair, retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

28. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Committee to carry out its duties.

OTHER

29. Carry out any other appropriate duties and responsibilities assigned by the Board.

30. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

Approved: October 14, 2004

                             FINANCE COMMITTEE CHAIR
                              POSITION DESCRIPTION

      In addition to the responsibility and specific duties set out in the Individual Director Mandate and any other applicable Mandate or Position Description, the Chair (Chair) of the Finance Committee (Committee) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The Chair will be a duly elected member of the Board of Directors (Board) and be appointed by the Board as the Committee Chair each year. The Chair will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law and will have the competencies and skills determined by the Corporate Governance and Nominating Committee (CGN Committee) and the Board.

RESPONSIBILITY

      The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

SPECIFIC DUTIES

      The Chair will:

LEADERSHIP

1.    Provide overall leadership to enhance the effectiveness of the Committee.

2. Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

ETHICS

3. Foster ethical and responsible decision making by the Committee and its individual members.

COMMITTEE GOVERNANCE

4. Provide effective Committee leadership, overseeing all aspects of the Committee's direction and administration in fulfilling the terms of its Mandate.

5. With the CGN Committee, oversee the structure, composition, membership and activities delegated to the Committee.

6. With the CGN Committee, ensure that the Committee is composed of a majority of independent directors under the Categorical Standards and applicable law.

COMMITTEE MEETINGS

7. Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

8. With the Board Chair, other Committee members, the Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

9. Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Committee Chair is not present at a meeting, the Committee members present will choose an independent Committee member to chair the meeting.

10. Ensure sufficient time during Committee meetings to fully discuss agenda items.

11. Encourage Committee members to ask questions and express viewpoints during meetings.

12. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

13. Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

14. Ensure that the Committee meets in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE REPORTING

15. Report to the Audit and Conduct Review Committee as required on the activities, findings and any recommendations of the Committee.

16. Following each meeting of the Committee, report to the Board on the activities and any recommendations of the Committee.

17.   Ensure that Committee materials are available to any Director on request.

COMMITTEE/MANAGEMENT RELATIONSHIPS

18. Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from Management to fulfill the Committee Mandate.

19. Facilitate effective communication between Committee members and Management, both inside and outside of Committee meetings.

20.   Have an effective working relationship with members of Management.

EVALUATIONS

21. Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other Directors and appropriate members of Management.

ADVISORS/RESOURCES

22. Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

23. After consultation with the Board Chair, retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

OTHER

24. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

25. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

26. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Approved: October 14, 2004

                        RESERVES REVIEW COMMITTEE MANDATE

      The Reserves Review Committee (Committee) of the Board of Directors (Board) of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below.

COMPOSITION

      The Committee will be comprised of three or more directors as determined by the Board. A majority of the Committee members will be independent under the Categorical Standards for Director Independence adopted by the Board and applicable law.

      All Committee members will have a working familiarity with the estimation of petroleum and natural gas reserves.

      Committee Members will be appointed and removed by the Board. The Committee Chair will be appointed by the Board.

RESPONSIBILITY

      The Committee's primary purpose is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to the annual review of Nexen's petroleum and natural gas reserves.

SPECIFIC DUTIES

      The Committee will:

RESERVES LEADERSHIP

1. Periodically review the adequacy of Nexen's Reserves Policy including key internal controls and, in the Committee's discretion, approve any proposed changes.

2. Periodically review Nexen's procedures relating to the disclosure of information with respect to reserves and related oil and gas activities, including its procedures for complying with regulatory and listing requirements.

RESERVES EVALUATION

3. Periodically review Nexen's procedures for providing information to the internal qualified reserves evaluator and the independent qualified reserves consultants who report on reserves data.

4. Review and, in the Committee's discretion, approve each appointment of an internal qualified reserves evaluator. Review any proposed changes in an appointment, determine the reasons for the proposed change and whether there have been any disputes between the internal qualified reserves evaluator and Management.

5. Review and, in the Committee's discretion, approve each appointment of an independent qualified reserves consultant. Review any proposed changes in an appointment, determine the reasons for the proposed change and whether there have been any disputes between the independent qualified reserves consultant and Management.

6. Review the scope of the annual review of the reserves by independent qualified reserves consultants, if any, considering industry practice and regulatory requirements.

COMMITTEE REPORTING

7. Following each Committee meeting, report to the Board on the activities, findings and any recommendations of the Committee.

8. Report, at least annually, to the Audit and Conduct Review Committee on the petroleum and natural gas reserves and the findings of the internal qualified reserves evaluator and/or any independent qualified reserves consultant.

9. Meet with Management to review the report of Management and Directors regarding reserves and related oil and gas activities and, in the Committee's discretion, make recommendations to the Audit and Conduct Review Committee and the Board for consideration.

10. Review the report of the internal qualified reserves evaluator or, if applicable, any independent qualified reserves consultant and, in the Committee's discretion, make recommendations to the Audit and Conduct Review Committee and the Board for consideration.

11. Review the annual disclosures of reserves and related oil and gas activities and, in the Committee's discretion, make recommendations to the Audit and Conduct Review Committee and the Board for consideration.

12. Annually review and approve the Committee's report for inclusion in the Proxy Statement.

COMMITTEE MEETINGS

13. Meet at least twice annually and as many additional times as needed to carry out its duties effectively. The Committee may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

14. Meet in a separate, non-management, closed session with the internal qualified reserves evaluator to determine whether there were any restrictions placed on the internal qualified reserves evaluator by Management that affected his or her ability to report without reservation.

15. Meet in separate, non-management, closed sessions with any independent qualified reserves consultants as the Committee decides is appropriate to
      (i) review and consider their assessments of Nexen's petroleum and natural gas reserves; (ii) determine whether there were any restrictions that affected their ability to report on the reserves data without reservation;
      (iii) review their reserves letter to the Committee; and, (iv) review their scope of work, findings and any disputes with Management.

16. Meet in separate, non-management, closed sessions with any other internal personnel or outside advisors, as needed or appropriate.

17. Meet in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE GOVERNANCE

18. Once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, receive for consideration that Committee's evaluation of this Mandate and any recommended changes. Review and assess the CGN Committee's recommended changes and make recommendations to the Board for consideration.

ADVISORS/RESOURCES

19. After consultation with the Board Chair, retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

20. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Committee to carry out its duties.

OTHER

21. Carry out any other appropriate duties and responsibilities assigned by the Board.

22. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

Approved: October 14, 2004

                         RESERVES REVIEW COMMITTEE CHAIR
                              POSITION DESCRIPTION

      In addition to the responsibility and specific duties set out in the Individual Director Mandate and any other applicable Mandate or Position Description, the Chair (Chair) of the Reserves Review Committee (Committee) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The Chair will be a duly elected member of the Board of Directors (Board) and be appointed by the Board as the Committee Chair each year. The Chair will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law and will have the competencies and skills determined by the Corporate Governance and Nominating Committee (CGN Committee) and the Board.

RESPONSIBILITY

      The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

SPECIFIC DUTIES

      The Chair will:

LEADERSHIP

1.    Provide overall leadership to enhance the effectiveness of the Committee.

2. Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

ETHICS

3. Foster ethical and responsible decision making by the Committee and its individual members.

COMMITTEE GOVERNANCE

4. Provide effective Committee leadership, overseeing all aspects of the Committee's direction and administration in fulfilling the terms of its Mandate.

5. With the CGN Committee, oversee the structure, composition, membership and activities delegated to the Committee.

6. With the CGN Committee, ensure that the Committee is composed of a majority of independent directors under the Categorical Standards and applicable law.

COMMITTEE MEETINGS

7. Ensure that the Committee meets at least twice annually and as many additional times as necessary to carry out its duties effectively.

8. With the Board Chair, other Committee members, the Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

9. Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Committee Chair is not present at a meeting, the Committee members present will choose an independent Committee member to chair the meeting.

10. Ensure sufficient time during Committee meetings to fully discuss agenda items.

11. Encourage Committee members to ask questions and express viewpoints during meetings.

12. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

13. Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

14. Ensure that the Committee meets in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE REPORTING

15. Report to the Audit and Conduct Review Committee, as required, on the activities, findings and any recommendations of the Committee.

16. Following each meeting of the Committee, report to the Board on the activities and any recommendations of the Committee.

17.   Ensure that Committee materials are available to any Director on request.

COMMITTEE/MANAGEMENT RELATIONSHIPS

18. Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from Management to fulfill the Committee Mandate.

19. Facilitate effective communication between Committee members and Management, both inside and outside of Committee meetings.

20.   Have an effective working relationship with members of Management.

EVALUATIONS

21. Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other Directors and appropriate members of Management.

ADVISORS/RESOURCES

22. Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

23. After consultation with the Board Chair, retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

OTHER

24. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

25. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

26. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Approved: October 14, 2004

         SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE MANDATE

      The Safety, Environment and Social Responsibility Committee (Committee) of the Board of Directors (Board) of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below.

COMPOSITION

      The Committee will be comprised of three or more directors as determined by the Board. A majority of the Committee members will be independent under the Categorical Standards for Director Independence adopted by the Board and applicable law.

      All Committee members will have a general familiarity with safety, environmental and social responsibility matters.

      Committee members will be appointed and removed by the Board. The Committee Chair will be appointed by the Board.

RESPONSIBILITY

      The Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the "leading edge" in the ongoing institution of best-in-class practices.

SPECIFIC DUTIES

      The Committee will:

CORPORATE SOCIAL RESPONSIBILITY

1. Monitor the performance of Nexen's Corporate Social Responsibility systems and programs and, in the Committee's discretion, recommend any changes to the Board for consideration.

SESR LEADERSHIP

2. Encourage, assist and counsel Management in maintaining and improving health, safety, environment and social responsibility performance.

3. Lead discussions of issues relevant to Nexen's operations with respect to health, safety, environment and social responsibility.

SESR PERFORMANCE

4. Review a safety, environment and social responsibility performance report at each regularly scheduled meeting.

5. Review any other reports the Committee deems appropriate, including audit reports.

SESR COMPLIANCE

6. Monitor compliance with applicable law related to safety, environment and social responsibility.

7. Monitor compliance with Nexen's policies related to safety, environment and social responsibility.

8. Assess the impact of proposed or enacted laws, regulations and international treaties related to safety, environment and social responsibility.

SESR RISK MANAGEMENT

9. Take all reasonable steps to ensure that there are long range preventative programs in place to maintain Nexen's position as a responsible member of Canadian and international industry and limit the potential for future liability. Review reports required to adequately monitor the long range preventative programs.

10. Take all reasonable steps to ensure all necessary corrective measures are taken by Nexen when safety, environment or social responsibility issues arise.

11. Monitor current, pending or threatened legal actions by or against Nexen related to safety, environment and social responsibility.

COMMITTEE REPORTING

12. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

13. Annually review and approve the Committee's report for inclusion in the Proxy Statement.

COMMITTEE MEETINGS

14. Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The Committee may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

15. Meet in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

16. Meet in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE GOVERNANCE

17. Once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, receive for consideration that Committee's evaluation of this Mandate and any recommended changes. Review and assess the CGN Committee's recommended changes and, in the Committee's discretion, make recommendations to the Board for consideration.

ADVISORS/RESOURCES

18. After consultation with the Board Chair, retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

19. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Committee to carry out its duties.

OTHER

20. Carry out any other appropriate duties and responsibilities assigned by the Board.

21. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

Approved: October 14, 2004

          SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE CHAIR
                              POSITION DESCRIPTION

      In addition to the responsibility and specific duties set out in the Individual Director Mandate and any other applicable Mandate or Position Description, the Chair (Chair) of the Safety, Environment and Social Responsibility Committee (Committee) of Nexen Inc. (Nexen) has the responsibility and specific duties described below.

APPOINTMENT

      The Chair will be a duly elected member of the Board of Directors (Board) and be appointed by the Board as the Committee Chair each year. The Chair will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law and will have the competencies and skills determined by the Corporate Governance and Nominating Committee (CGN Committee) and the Board.

RESPONSIBILITY

      The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties and responsibilities set out in its Mandate.

SPECIFIC DUTIES

      The Chair will:

LEADERSHIP

1.    Provide overall leadership to enhance the effectiveness of the Committee.

2. Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

ETHICS

3. Foster ethical and responsible decision making by the Committee and its individual members.

COMMITTEE GOVERNANCE

4. Provide effective Committee leadership, overseeing all aspects of the Committee's direction and administration in fulfilling the terms of its Mandate.

5. With the CGN Committee, oversee the structure, composition, membership and activities delegated to the Committee.

6. With the CGN Committee, ensure that the Committee is composed of a majority of independent directors under the Categorical Standards and applicable law.

COMMITTEE MEETINGS

7. Ensure that the Committee meets at least five times annually and as many additional times as necessary to carry out its duties effectively.

8. With the Board Chair, other Committee members, the Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

9. Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Committee Chair is not present at a meeting, the Committee members present will choose an independent Committee member to chair the meeting.

10. Ensure sufficient time during Committee meetings to fully discuss agenda items.

11. Encourage Committee members to ask questions and express viewpoints during meetings.

12. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

13. Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

14. Ensure that the Committee meets in separate, non-management, in camera sessions, as needed or appropriate.

COMMITTEE REPORTING

15. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

16.   Ensure that Committee materials are available to any Director on request.

COMMITTEE/MANAGEMENT RELATIONSHIPS

17. Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from Management to fulfill the Committee Mandate.

18. Facilitate effective communication between Committee members and Management, both inside and outside of Committee meetings.

19.   Have an effective working relationship with members of Management.

EVALUATIONS

20. Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other Directors and appropriate members of Management.

ADVISORS/RESOURCES

21. Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

22. After consultation with the Board Chair, retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

OTHER

23. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

24. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

25. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Approved: October 14, 2004

                                                                    SCHEDULE "E"
                                                                    ------------

             SUMMARY OF AMENDED AND RESTATED SHAREOWNER RIGHTS PLAN

     The following is a summary of the features of the new Rights Plan. A copy of the Rights Plan is available on Nexen's website at www.nexeninc.com or on request from the Assistant Secretary of the Corporation as set out under "Availability of Documents" on page 5. All capitalized terms used in this summary have the meanings given in the Rights Plan unless otherwise indicated in this Circular. Except as noted in this summary, there are no major differences between the 2002 Rights Plan and the Rights Plan.

ISSUANCE OF RIGHTS

     One Right was issued by Nexen for each Common Share outstanding at the close of business on August 6, 1999, the date the original Shareholder Rights Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of Nexen issued after August 6, 1999 and before the earlier of the Separation Time and the Expiration Time. The 2002 Rights Plan confirmed the Rights existing when it came into effect and it was confirmed that one Right would continue to be issued for each Common Share of Nexen issued after May 2, 2002 and before the earlier of the Separation Time and the Expiration Time. Under the Rights Plan, the Rights are simply reconfirmed and Nexen reconfirms its authority to continue issuing one new Right for each Common Share issued. Each Right entitles the registered holder of the Right to purchase from Nexen one Common Share at an Exercise Price equal to three times the Market Price per Common Share prior to Separation time or, from and after the Separation Time, at an Exercise Price equal to three times the Market Price per Common Share as at the Separation Time, in each case subject to adjustment and certain anti-dilution provisions.

     The Rights Plan changes the definition of Exercise Price that was in the 2002 Rights Plan from $100 to three times the Market Price, subject to anti-dilution adjustments.

     Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of Nexen with an aggregate market price equal to two times the Exercise Price.

     Nexen is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where an issue or delivery of Rights would be against the law without registration of the relevant Persons or securities. The Board may establish procedures for the issue to a Canadian -- resident fiduciary of these securities, to hold Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to those Persons.

TRADING OF RIGHTS

     Until the Separation Time (or earlier termination or expiration), the Rights will be evidenced by the certificates representing the Common Shares of Nexen and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (Rights Certificates) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

SEPARATION TIME

     The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the start of or first public announcement of the intent of any Person (other than Nexen or its Subsidiaries) to begin a Take-over Bid (other than a Permitted Bid or a Competing Permitted
Bid). In either case, the Separation Time can be a later date determined by the Board. If a Take-over Bid expires, is cancelled, terminated or withdrawn prior to the Separation Time, it shall be deemed never to have been made.

ACQUIRING PERSON

     In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of Nexen's outstanding Common Shares, excluding (i) Nexen and its Subsidiaries, and (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result combination of an acquisition or redemption of Common Shares by Nexen, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.

     In general:

     (i) a Permitted Bid Acquisition means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

     (ii) an Exempt Acquisition means an acquisition of Common Shares for which the Board has waived the application of the Rights Plan, which was made under Nexen's dividend reinvestment plan, which was made pursuant to the receipt or exercise of rights issued by Nexen to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (as long as the Person does not, in that way, acquire a greater percentage of the Common Shares or Convertible Securities offered than the percentage owned immediately before the acquisition), which was made pursuant to a distribution to the public of Common Shares or Convertible Securities by Nexen made under a prospectus (as long as the Person does not, in that way, acquire a greater percentage of the Common Shares or Convertible Securities offered than the percentage owned immediately before the distribution), or which was made pursuant to a distribution of Common Shares or Convertible Securities by Nexen by way of a private placement or upon the exercise by an individual employee of options or rights granted under an option plan of Nexen or rights to purchase securities granted under a share purchase plan of Nexen;

     (iii) a Convertible Security Acquisition means an acquisition of Common Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

     (iv) a Pro Rata Acquisition means an acquisition of Common Shares or Convertible Securities as a result of a distribution of Common Shares, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Common Shares.

     Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement.

BENEFICIAL OWNERSHIP

     In general, a Person is deemed to Beneficially Own Common Shares actually held by others if those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (ii) pursuant to a pledge of securities).

     A Person is also deemed to Beneficially Own any securities that are Beneficially Owned by any other Person with whom the Person is acting jointly or in concert (Joint Actor). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate of the first Person to acquire or offer to acquire Common Shares.

INSTITUTIONAL SHAREOWNER EXEMPTIONS FROM BENEFICIAL OWNERSHIP

     There are several exemptions in the definition of Beneficial Ownership under which a Person is not considered to Beneficially Own a security. There are exemptions for institutional shareowners acting in the ordinary course of business which apply to (i) an investment manager (Investment Manager) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (Client); (ii) a licensed trust company (Trust Company) acting as trustee or administrator for the estates of deceased or incompetent persons (Estate Account) or for other accounts (Other Account) and which hold the securities in the ordinary course of its duties for those accounts; (iii) the administrator or the trustee (Plan Trustee) of a pension fund or plan (a Plan) registered under applicable law; (iv) a Person who is a Plan or is a Person established by law (the Statutory Body), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; or (vi) a Person (Manager) that is the manager or trustee of a mutual fund (Mutual Fund) that is qualified to issue its securities to investors under Canadian provincial of U.S. securities law or is a Mutual Fund. The exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not making or has not announced an intention to make a Take-over Bid. The Rights Plan amends the 2002 Rights Plan by adding Managers and Mutual Funds as Persons not considered to have Beneficial Ownership.

     A Person is not considered to Beneficially Own a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds the security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee.

EXEMPTION FOR PERMITTED LOCK-UP AGREEMENT

     A Person is not considered to Beneficially Own any security where the holder of the security has agreed to tender or tendered that security to a Take-over Bid, pursuant to a Permitted Lock-up Agreement made by the Person or the Person's Affiliates or Associates or a Joint Actor until the tendered security is accepted unconditionally for payment or is taken up or paid for.

     A Permitted Lock-up Agreement is generally an agreement between a Person and one or more holders of Common Shares who enter into a Permitted Lock-up Agreement (a Locked-up Person) under which each Locked-up Person agrees to tender Common Shares to a Take-over Bid (referred to as a Lock-up Bid) and which allows the Locked-up Person to withdraw its Common Shares to tender them to another Take-over Bid or to support another transaction: (i) at a price that exceeds the price under the Lock-Up Bid; or (ii) at an offering price that exceeds by at least a specified amount (Specified Amount) the offering price for each Common Share in the Lock-up Bid but that does not set out a Specified Amount that is greater than 7% of the offering price in the Lock-up Bid.

     A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid. It may also contain a similar limitation on a Locked-up Person's right to withdraw Common Shares as long as the limitation does not prevent the Locked-up Person from withdrawing Common Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement there are limits on break up fees, top up fees, penalties and expenses payable by a Locked-up Person if the Locked-up Person fails to tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered in order to deposit them to another Take-Over Bid or support another transaction.

FLIP-IN EVENT

     A Flip-in Event occurs when any Person becomes an Acquiring Person. If, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs, each Right (except for Rights Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Joint Actor or a transferee of any such Person, which become null and void) will constitute, upon exercise, the right to purchase from Nexen the number of Common Shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $150 and the Market Price of the Common Shares is $50, the holder of each Right would be entitled to purchase Common Shares having an total Market Price of $300 (that is, six Common Shares) for $150 (that is, a 50% discount from the Market Price).

PERMITTED BID AND COMPETING PERMITTED BID

     A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and that complies with the following:

     (i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

     (ii) the Take-over Bid contains irrevocable and unqualified conditions that:

           A. no Common Shares shall be taken up or paid for under the Take-over Bid before the close of business on a date at least 60 days after the date of the Take-over Bid;

           B. unless the Take-over Bid is withdrawn, Common Shares may be deposited to the Take-over Bid any time before the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited to the Take-over Bid may be withdrawn at any time before to the close of business on that date;

           C. more than 50% of the outstanding Common Shares held by Independent Shareowners must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

           D. in the event that more than 50% of the outstanding Common Shares held by Independent Shareowners have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for at least 10 Business Days after the announcement.

     A Competing Permitted Bid is a Take-over Bid that is made after any other Permitted Bid or Competing Permitted Bid has been made but before the expiry of the Permitted Bid or Competing Permitted Bid and that satisfies all the requirements of a Permitted Bid, other than the requirement that the bid remain open for 60 days, as long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under an earlier, existing Permitted Bid or Competing Permitted Bid; and, (ii) 35 days (or other number of days prescribed by applicable Alberta law) after the date of the Competing Permitted Bid.

REDEMPTION, WAIVER AND TERMINATION

     (i) REDEMPTION OF RIGHTS ON APPROVAL OF HOLDERS OF COMMON SHARES AND RIGHTS. The Board may, after obtaining approval of the holders of Common Shares or Rights, at any time before a Flip-in Event occurs, elect to redeem all of the then outstanding Rights at a Redemption Price of $0.000001 per Right, as adjusted for anti-dilution.

     (ii) WAIVER OF INADVERTENT ACQUISITION. The Board acting in good faith may waive the application of the Rights Plan for any Flip-in Event if (i) the Board determines that a Person became an Acquiring Person unintentionally; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares so that, at the time of waiver the Person is no longer an Acquiring Person.

     (iii) DEEMED REDEMPTION. If a Person who has made a Permitted Bid or a Take-over Bid for which the Board has waived the Rights Plan completes the acquisition of the Common Shares, the Board will be considered to have elected to redeem the Rights for the Redemption Price.

     (iv) DISCRETIONARY WAIVER WITH MANDATORY WAIVER OF CONCURRENT BIDS. The Board may, by prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event occurring by a Take-over Bid made by means of a circular to all shareowners before the Take-over Bid occurs. However, if the Board waives the application of the Rights Plan, it will be considered to have waived the Rights Plan for any other Flip-in Event occurring by a Take-over Bid made before the expiry of a bid for which the waiver was granted.

     (v) DISCRETIONARY WAIVER RESPECTING ACQUISITION NOT BY TAKE-OVER BID CIRCULAR. The Board may, with the prior consent of the holders of Common Shares, determine, at any time before a Flip-in Event for which the application of the Rights Plan has not been waived, if the Flip-in Event would occur by an acquisition of Common Shares by some other means than under a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares or unintentionally if the Acquiring Person has reduced its holdings to below 20%, to waive the application of the Rights Plan for that Flip-in Event. However, if the Board of Directors waives the application of the Right Plan, the Board will extend the Separation Time to a date within 10 Business Days after the meeting of shareowners called to approve the waiver.

     (vi) REDEMPTION OF RIGHTS ON WITHDRAWAL OR TERMINATION OF BID. Where a Take-over Bid that is not a Permitted Bid is withdrawn or terminated after the Separation Time and before a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.

     When Rights are redeemed, upon redemption they will, without further action or notice, terminate and the only right the holders of Rights will have is to receive the Redemption Price. Within 10 Business Days of any redemption of the Rights, Nexen will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights of the redemption.

ANTI-DILUTION ADJUSTMENTS

     The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

     (i) if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend or divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issue of Common Shares or Convertible Securities; or

     (ii) if Nexen fixes a record date for the distribution to all holders of Common Shares of rights or warrants to acquire Common Shares or Convertible Securities, or for making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

SUPPLEMENTS AND AMENDMENTS

     Nexen may make amendments to correct any clerical or typographical error or which are necessary to ensure the Agreement remains valid if there is any change in applicable law. Any changes made to maintain the validity of the Rights Plan and any other changes to the Rights Plan will be subject to confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

     The Board reserves the right to alter any terms of the Rights Plan or not proceed with the Rights Plan before the AGM if the Board determines that it would be in the best interests of Nexen and its shareowners to do so.

EXPIRATION

     If the Rights Plan is approved at the AGM, it will be effective immediately after that approval and will remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights terminates under the Rights Plan) and the termination of the AGM in 2008, unless Nexen's shareowners approve the continuation of the Rights Plan at or before the AGM in 2008, in which case the Rights Plan would expire at the earlier of the Termination Time and the termination of the 2011 AGM.

                                                                    SCHEDULE "F"
                                                                    ------------

                       SUMMARY OF TANDEM OPTION (TOP) PLAN
                      AND AMENDMENTS EFFECTED JULY 1, 2004

     The following additional disclosure is provided with respect to the TOP Plan pursuant to the TSX rules. A copy of the TOP Plan is available on request from our Assistant Corporate Secretary and has been posted on our website at www.nexeninc.com.

TOP PLAN SUMMARY

     The TOP Plan is our only "security-based compensation arrangement" for the purposes of the disclosure requirements of the TSX.

     The TOP Plan provides an opportunity for employees to have a stake in Nexen's future and have their interests aligned with the interests of shareowners.

     Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOP Plan. Non-executive directors do not participate in the TOP Plan.

     The maximum number of options which may be issued to insiders of Nexen under the TOP Plan within a one year period is 10% of the common shares outstanding (on a non-diluted basis) at the time of issuance.

     The maximum number of options which may be issued to any optionee under the TOP Plan will not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the date of grant.

     The Board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise price will be the closing price of the shares on the TSX or NYSE, as applicable, on the last business day preceding the date of the grant of the option (Exercise Price) or other price determined by a mechanism approved by the Board and satisfactory to the TSX and NYSE.

     Unless the Board otherwise decides, TOPs can be exercised for shares or surrendered for a cash payment. The cash payment will be equal to the excess, over the Exercise Price, of the closing price of Nexen's common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOP, or if there is no trading of the shares on the TSX or NYSE, as applicable, that day, the last business day preceding the date of surrender of the TOP.

     Nexen does not have the right under the TOP Plan to transform a TOP into a stock appreciation right involving an issuance of securities from treasury.

     TOPs terminate and may not be exercised or surrendered in the following circumstances:

REASON FOR TERMINATION                                           EXERCISABLE UNTIL
----------------------                                           -----------------
Retirement..................................................     The earliest of scheduled expiry and 18 months from
                                                                 termination of active employment

Death.......................................................     The earliest of scheduled expiry and 18 months from death

Termination for just cause..................................     The earliest of termination of active employment

Termination for any reason other than death, retirement or
   or termination for cause.................................     The earliest of scheduled expiry and 90 days from
                                                                 termination of active employment

     TOPs are non-transferable and non-assignable other than to the estate of a TOP holder by operation of law.

     The Board may amend, suspend or discontinue the TOP Plan at any time provided that no amendment may increase the maximum number of common shares reserved for option under the TOP Plan, change how the exercise price is determined or, without the consent of the holder of the TOP, alter or impair any TOP previously granted. No amendment, suspension or discontinuance, of the TOP Plan may contravene the requirements of the TSX or other relevant regulatory body.

     Nexen (or any affiliated entity) may not provide financial assistance to participants to purchase shares under the TOP Plan.

     There are no entitlements under the TOP Plan that have been granted but are subject to ratification by shareowners.

     The TOP Plan is subject to shareowner approval, which was given on May 4, 2004.

SUMMARY OF AMENDMENTS EFFECTED JULY 1, 2004

EXCLUSION OF DIRECTORS

     In 2003 we adopted a policy that non-executive directors of Nexen will not be granted options, but alternate methods of performance-based compensation will be employed instead. Consistent with this policy, Nexen did not grant any options to non-executive directors in 2003 or 2004. The amendments to the TOP Plan approved in 2004 reflected our policy and removed directors as persons eligible to receive TOPs. Options previously granted to non-executive directors were not affected by the amendment and will remain outstanding until their expiry, exercise or surrender.

PROHIBITION ON FINANCIAL ASSISTANCE

     Nexen was previously permitted to grant loans, provide guarantees for loans by financial institutions or provide other assistance or support to assist an optionholder to purchase common shares on the exercise of options. The amendments to the TOP Plan approved in 2004 deleted the financial assistance provisions of the TOP Plan and prohibit financial assistance.

OPTION REPRICING

     The amendments to the TOP Plan approved in 2004 clarified that the exercise price of existing TOPs could not be reduced except for automatic adjustments arising from changes in Nexen's share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareowner approval requirements imposed by the TSX.

REDUCTION OF EXTENDED EXERCISE PERIODS

     Nexen was previously permitted, in limited circumstances, to extend the exercise period of options to a maximum of 10 years from the date of grant. The amendments to the TOP Plan approved in 2004 reduced the maximum exercise and surrender extension periods to five years from the date of grant.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

                                                              Place
                                                            Sufficient
                                                             Postage
                                                               Here


                Nexen Inc.
                c/o CIBC MELLON TRUST COMPANY
                PO Box 7010
                Adelaide Street Postal Station
                Toronto, Ontario  M5C 2W9
                Canada

                                                              [GRAPHIC OMITTED]
                                                             [LOGO - NEXEN INC.]

         As a beneficial shareowner of Nexen Inc. you are entitled to receive our Interim Reports (including Interim Financial Statements and related Management's Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management's Discussion and Analysis) or both. In order to add your name to the list of shareowners to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company.

         Please add my name to the mailing list for Nexen Inc. and send me Nexen's Report(s) as indicated below:

                INTERIM REPORTS ONLY                    |_|
                ANNUAL REPORT ONLY                      |_|
                BOTH INTERIM AND ANNUAL REPORTS         |_|


--------------------------------------------------------------------------------
Name of Shareowner (please print)


--------------------------------------------------------------------------------
Mailing Address


--------------------------------------------------------------------------------
City                                    Province/State


--------------------------------------------------------------------------------
Country                                 Postal/Zip Code


--------------------------------------------------------------------------------
Signature

                                                               Place
                                                             Sufficient
                                                              Postage
                                                                Here


           Nexen Inc.
           c/o CIBC MELLON TRUST COMPANY
           PO Box 7010
           Adelaide Street Postal Station
           Toronto, Ontario  M5C 2W9
           Canada

                                                              [GRAPHIC OMITTED]
                                                             [LOGO - NEXEN INC.]

         As a registered shareowner of Nexen Inc. you automatically receive our Annual Report (including Annual Financial Statements and related Management's Discussion and Analysis). IF YOU DO NOT WISH TO RECEIVE our Annual Report next year or IF YOU WISH TO RECEIVE our Interim Reports (including Interim Financial Statements and related Management's Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company.

             PLEASE DO NOT SEND ME NEXEN'S ANNUAL REPORT      |_|
             PLEASE SEND ME NEXEN'S INTERIM REPORTS           |_|


--------------------------------------------------------------------------------
Name of Shareowner (please print)


--------------------------------------------------------------------------------
Mailing Address


--------------------------------------------------------------------------------
City                                    Province/State


--------------------------------------------------------------------------------
Country                                 Postal/Zip Code


--------------------------------------------------------------------------------
Signature